Form 10-K, Exhibit 13
period 1993-12-31
HANNA M A CO/DE
filed 1994-03-18
CIK 45370

Item 14 - Exhibit (13)


                       M. A. HANNA COMPANY



                              1993



                          ANNUAL REPORT












CONSOLIDATED STATEMENTS OF INCOME
M. A. Hanna Company and Consolidated Subsidiaries



(Dollars in thousands except per share data)
                                                      Year Ended December 31
                                                  1993         1992         1991

Net Sales                                      $1,519,728   $1,295,646   $1,103,094

Costs and Expenses
    Cost of goods sold                          1,211,578    1,026,389      856,156
    Selling, general and administrative           196,837      171,074      164,570
    Provision for doubtful accounts                 3,939        2,373        2,790
    Other income                                   (5,412)      (6,183)      (3,220)
    Other expense                                   9,785        9,186       46,431
    Interest on debt                               32,286       32,509       23,221
    Amortization                                   17,312       16,409       15,486
                                                1,466,325    1,251,757    1,105,434
Income(Loss) from Continuing Operations
  Before Income Taxes, Extraordinary Item
  and Cumulative Effect of Changes in
  Accounting Principles                            53,403       43,889       (2,340)
    Income taxes                                   23,354       15,962       15,041
Income(Loss) from Continuing Operations
  Before Extraordinary Item and Cumulative
  Effect of Changes in Accounting Principles       30,049       27,927      (17,381)

Income(Loss) from Discontinued Operations
 (including gain(loss) from disposal of
 ($27,620,000) in 1993, $9,180,000 in 1992
 and $8,469,000 in 1991)                          (28,031)       2,563       25,225
Income Before Extraordinary Item                    2,018       30,490        7,844

    Extraordinary item                                -           -          (5,969)
Income Before Cumulative Effect
    of Changes in Accounting Principles             2,018       30,490        1,875
    Cumulative effect of changes in
      accounting principles                           -        (11,465)        -
Net Income                                          2,018       19,025        1,875

    Dividends on preferred stock                      -           -           1,031
Net Income Applicable to Common Stock          $    2,018   $   19,025   $      844

Net Income Per Share of Common Stock
    Primary
      Continuing operations                    $     1.46   $     1.46   $     (.78)
      Discontinued operations                       (1.36)         .13         1.07
      Extraordinary                                  -            -            (.25)
      Cumulative effect of changes in
        accounting principles                        -            (.60)        -
      Net income                               $      .10   $      .99   $      .04

    Fully diluted
      Continuing operations                    $     1.45   $     1.41   $     (.78)
      Discontinued operations                       (1.35)         .13         1.06
      Extraordinary                                  -            -            (.25)
      Cumulative effect of changes in
        accounting principles                  $     -            (.58)        -
      Net income                               $      .10   $      .96   $      .03


See summary of accounting policies and notes to financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
M. A. Hanna Company and Consolidated Subsidiaries





(Dollars in thousands)
                                                        Year Ended December 31
                                                     1993        1992        1991

CASH PROVIDED FROM (USED FOR) OPERATIONS
  Net income                                       $  2,018    $ 19,025    $  1,875
  Discontinued operations                            30,041      (1,657)    (11,542)
  Depreciation and amortization                      48,142      45,294      40,477
  Companies carried at equity:
    Income                                           (4,286)     (3,812)     (2,194)
    Dividends received                                5,729       1,355       1,209
  Changes in operating assets and liabilities:
    Receivables                                     (10,531)    (15,605)      7,898
    Inventories                                      (9,239)     (2,301)      6,894
    Prepaid expenses                                  1,774      (1,881)       (184)
    Trade payables and other accruals                10,771      21,107     (13,752)
  Gain from sales of assets                          (1,730)       (409)        -
  Restructuring obligations                         (16,594)    (10,367)    (20,827)
  Other                                              11,755       2,737      10,784
  Cumulative effect of changes in
    accounting principles                               -        11,465         -
  Premium associated with share repurchase              -           -        14,621
  Extraordinary item                                    -           -         9,627
      Net operating transactions                     67,850      64,951      44,886

CASH PROVIDED FROM (USED FOR) INVESTMENT
  TRANSACTIONS
    Expenditures for property, plant and
      equipment                                     (23,379)    (19,154)    (26,766)
    Acquisitions of companies, less cash acquired   (28,803)    (55,354)     (5,526)
    Acquisition obligations                          (3,410)     (7,268)     (3,119)
    Sales of assets                                   7,127      77,427      35,009
    Investments in associated and other
      companies                                         -        (1,200)    (16,241)
    Purchase of short-term securities                (5,061)    (25,702)        -
    Sale of short-term securities                    25,702         -           -
    Other                                            (2,000)     (6,581)     (2,044)
      Net investment transactions                   (29,824)    (37,832)    (18,687)




CONSOLIDATED STATEMENTS OF CASH FLOWS--Continued
M. A. Hanna Company and Consolidated Subsidiaries





(Dollars in thousands)
                                                          Year Ended December 31
                                                        1993       1992       1991

CASH PROVIDED FROM (USED FOR) FINANCING
  TRANSACTIONS
    Purchase of common stock warrants                 (27,500)       -          -
    Cash dividends paid                               (14,003)   (12,630)   (16,298)
    Proceeds from the sale of redeemable
      preferred and common stock                       14,582      3,422    152,087
    Increase in debt                                   12,228     47,367     85,850
    Reduction in debt                                 (39,144)   (35,974)  (191,814)
    Proceeds from the sale of senior notes                -          -      247,930
    Purchase of shares for treasury                       -          -     (187,994)
    Defeasance of debt                                    -          -     (116,391)
      Net financing transactions                      (53,837)     2,185    (26,630)

      Effect of exchange rate changes on cash            (821)       495       (547)

CASH AND CASH EQUIVALENTS
      Increase(decrease)                              (16,632)    29,799       (978)
      Beginning of year                                54,277     24,478     25,456

      End of year                                    $ 37,645   $ 54,277   $ 24,478

CASH PAID DURING YEAR
    Interest                                         $ 33,001   $ 31,097   $ 18,038
    Income taxes                                       19,165     13,900     21,450



See summary of accounting policies and notes to financial statements.




CONSOLIDATED BALANCE SHEETS
M. A. Hanna Company and Consolidated Subsidiaries




(Dollars in thousands)
                                                             December 31
                                                          1993         1992


ASSETS

Current Assets
  Cash and cash equivalents                           $    37,645   $   54,277
  Short-term securities                                     5,061       25,702

  Receivables:
    Trade                                                 202,541      190,978
    Other                                                   8,701       10,717
                                                          211,242      201,695
  Inventories:
    Finished products                                     104,399       93,291
    Raw materials and supplies                             34,123       32,939
                                                          138,522      126,230

  Prepaid expenses                                          4,494        5,514
  Deferred taxes                                           22,922       26,004
          Total current assets                            419,886      439,422

Property, Plant and Equipment
  Land                                                     12,548       11,316
  Buildings                                                83,343       84,802
  Machinery and equipment                                 263,989      246,065
                                                          359,880      342,183
  Less allowances for depreciation                        147,318      117,410
                                                          212,562      224,773
Other Assets
  Goodwill and other intangibles                          382,822      400,389
  Investments and other assets                             88,736       86,343
  Deferred taxes                                           37,296       27,197
          Total other assets                              508,854      513,929

                                                       $1,141,302   $1,178,124



                                                             December 31
                                                          1993         1992


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to banks                               $    2,478   $    2,312
  Trade payables and accrued expenses                     270,566      248,902
  Current portion of long-term debt                           740          796
          Total current liabilities                       273,784      252,010

Other Liabilities                                         179,959      177,365

Long-term Debt
  Senior notes                                            300,000      300,000
  Other                                                    22,103       50,806
                                                          322,103      350,806



Stockholders' Equity
  Preferred stock, without par value:
    authorized 5,000,000 shares; issued 132 shares
    in 1993 and 0 shares in 1992                              -           -
  Common stock, par value $1.00 per share:
    authorized 50,000,000 shares; issued
    28,605,722 shares in 1993 and 28,274,584
    shares in 1992                                         28,606       28,274
  Common stock warrants                                       -         14,621
  Capital surplus                                         299,389      288,708
  Retained earnings                                       269,026      280,420
  Associates ownership trust                             (115,214)    (111,221)
  Cost of treasury stock (4,864,707 shares in 1993
    and 4,874,512 shares in 1992)                        (102,794)    (102,379)
  Minimum pension liability adjustment                     (8,577)         -
  Accumulated translation adjustment                       (4,980)        (480)
          Total stockholders' equity                      365,456      397,943

                                                       $1,141,302   $1,178,124



See summary of accounting policies and notes to financial statements.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries



(Dollars in thousands except per share data)
                                                                                 Common                               Associates
                                                         Preferred  Common        Stock      Capital     Retained     Ownership
                                                           Stock     Stock      Warrants     Surplus     Earnings       Trust
Balance January 1, 1991                                  $    -     $27,942     $       -    $267,921    $288,448     $    -
    Net income for 1991                                                                                     1,875
    Cash dividends:
        Common ($.625 per share)                                                                          (15,267)
        Preferred                                                                                          (1,031)
    Exercise of stock options                                            80                       928
    Purchase of shares for treasury
    Sale of stock:
        Common (16,850 shares)                                           17                       361
        Preferred (1,200,000 shares)                      150,000
    Payment of incentive compensation awards                                                      204
    Establishment of TRASOP                                                                       177
    Exchange of preferred stock for senior notes         (150,000)
    Issuance of common stock warrants                                             14,621
    Establishment of Associates Ownership Trust                                                                        (100,049)
    Payment of employee benefits                                                                                             49
    Adjustment to market value                                                                (18,905)                   18,905
    Translation adjustment

Balance December 31, 1991                                    -       28,039       14,621      250,686     274,025       (81,095)
    Net income for 1992                                                                                    19,025
    Cash dividends:
        Common ($.6625 per share)                                                                         (12,630)
    Exercise of stock options                                           221                     2,847
    Sale of stock:
        Common (14,012 shares)                                           14                       340
    Payment of incentive compensation awards                                                       95                     4,207
    Payment of additional consideration of acquisition                                            407
    Adjustment to market value                                                                 34,333                   (34,333)
    Translation adjustment

Balance December 31, 1992                                    -       28,274       14,621      288,708     280,420      (111,221)
    Net income for 1993                                                                                     2,018
    Cash dividends:
        Common ($.7125 per share)                                                                         (14,003)
    Exercise of stock options                                           311                     8,813
    Sale of stock:
        Common (21,273 shares)                                           21                       609
    Purchase of common stock warrants                                            (14,621)     (12,879)
    Payment of incentive compensation awards
        and employee benefits                                                                   2,525                     8,260
    Acquisition of business                                                                      (640)        591
    Adjustment to market value                                                                 12,253                   (12,253)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1993                                $    -     $28,606     $      -     $299,389    $269,026     ($115,214)


See summary of accounting policies and notes to financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries



(Dollars in thousands except per share data)                         Minimum
                                                                     Pension     Accumulated      Total
                                                        Treasury    Liability    Translation  Stockholders'
                                                         Stock     Adjustment    Adjustment      Equity
Balance January 1, 1991                                 ($22,738)  $       -         $6,101       $567,674
    Net income for 1991                                                                              1,875
    Cash dividends:
        Common ($.625 per share)                                                                   (15,267)
        Preferred                                                                                   (1,031)
    Exercise of stock options                                                                        1,008
    Purchase of shares for treasury                     (187,993)                                 (187,993)
    Sale of stock:
        Common (16,850 shares)                                                                         378
        Preferred (1,200,000 shares)                                                               150,000
    Payment of incentive compensation awards                 765                                       969
    Establishment of TRASOP                                  507                                       684
    Exchange of preferred stock for senior notes                                                  (150,000)
    Issuance of common stock warrants                                                               14,621
    Establishment of Associates Ownership Trust          100,049
    Payment of employee benefits                                                                        49
    Adjustment to market value
    Translation adjustment                                                           (2,509)        (2,509)

Balance December 31, 1991                               (109,410)       -             3,592        380,458
    Net income for 1992                                                                             19,025
    Cash dividends:
        Common ($.6625 per share)                                                                  (12,630)
    Exercise of stock options                                                                        3,068
    Sale of stock:
        Common (14,012 shares)                                                                         354
    Payment of incentive compensation awards                 636                                     4,938
    Payment of additional consideration of acquisition     6,395                                     6,802
    Adjustment to market value
    Translation adjustment                                                           (4,072)        (4,072)

Balance December 31, 1992                               (102,379)       -              (480)       397,943
    Net income for 1993                                                                              2,018
    Cash dividends:
        Common ($.7125 per share)                                                                  (14,003)
    Exercise of stock options                             (1,675)                                    7,449
    Sale of stock:
        Common (21,273 shares)                                                                         630
    Purchase of common stock warrants                                                              (27,500)
    Payment of incentive compensation awards
        and employee benefits                                569                                    11,354
    Acquisition of business                                  691                                       642
    Adjustment to market value
    Minimum pension adjustment                                         (8,577)                      (8,577)
    Translation adjustment                                                           (4,500)        (4,500)

Balance December 31, 1993                              ($102,794)     ($8,577)      ($4,980)      $365,456


See summary of accounting policies and notes to financial statements.



SUMMARY OF ACCOUNTING POLICIES
M. A. Hanna Company and Consolidated Subsidiaries


RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year classifications.


PRINCIPLES OF CONSOLIDATION

Majority owned subsidiaries are included in the consolidated financial statements and all significant intercompany accounts and transactions have been eliminated.

Interests in certain associated companies and investments are carried at cost adjusted for earnings and losses since acquisition, less dividends.


NET INCOME PER SHARE OF COMMON STOCK

Primary net income per share of common stock is computed by dividing net income applicable to common stock by the average number of shares of common stock outstanding during the year. Shares of common stock held by the Associates Ownership Trust ("AOT") enter into the determination of the average number of shares outstanding as the shares are released from the AOT to fund a portion of the Company's obligations under certain of its employee compensation and benefit plans. The effect of assuming the exercise of stock options and stock warrants was not significant in 1992 and 1991.

The number of shares used to compute income per share on a fully diluted basis is based on the number of shares used for primary net income per share increased by the common stock equivalents which would arise from the exercise of stock options and stock warrants and by the number of common shares reserved under earnout provisions of purchase agreements.


CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents are highly liquid investments with a maturity of three months or less. Both cash equivalents and short-term securities are stated at cost.


INVENTORIES

Inventories are stated at the lower of cost or market. Substantially all domestic inventories are valued by the last-in, first-out (LIFO) cost method. The excess of current cost over LIFO cost was $6,863,000 at December 31, 1993 and $7,775,000 at December 31, 1992.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Provisions for depreciation have been computed principally on the straight-line method at rates sufficient to depreciate the cost of the assets over their estimated productive lives.

Property items retired or otherwise disposed of are removed from the property and related allowances for depreciation accounts. Any profit or loss is included in operations.


GOODWILL AND OTHER INTANGIBLES

Goodwill is being amortized over 40 years. Goodwill with a net book value of $26,482,000 was written off in the fourth quarter of 1993 in connection with the pending sale of the Company's elastomeric membrane roofing business. Other intangibles are being amortized on a straight-line basis over 4 to 40 years. Accumulated amortization at December 31, 1993 and 1992 was $92,513,000 and $79,775,000, respectively.

Certain purchase agreements provided that future payments may be made to former owners based on performance up to the year ending December 31, 1992. Such contingent amounts, representing additional purchase price, were recorded at the end of the period in which they were earned as an addition to goodwill and are subsequently amortized. During 1992, $3,429,000 was recorded under the terms of these agreements.

The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If undiscounted cash flows over the remaining amortization period indicate that goodwill may not be recoverable, the carrying value of goodwill will be reduced by the estimated shortfall of cash flows.


INCOME TAXES

Effective January 1, 1992, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" was adopted. This Statement requires companies to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The cumulative effect of adopting Statement 109 increased net income by $22,096,000 or $1.12 per share. The impact on 1992 operating results was a decrease of $.24 per share.

Under Statement 109 deferred tax liabilities and assets are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the liability method prescribed by Statement of Financial Accounting Standards No. 96. Among other changes, Statement 109 changed the recognition and measurement criteria for deferred tax assets included in Statement 96.

Investment tax credits are recorded as a reduction of the current federal income tax provision.






NOTES TO FINANCIAL STATEMENTS
M. A. Hanna Company and Consolidated Subsidiaries


ACQUISITIONS AND DISPOSITIONS

On June 30, 1993, the Company acquired the stock of Texapol Corporation, a producer of engineering thermoplastic compounds, and certain assets of Monmouth Plastics, a producer of flame retardant thermoplastic compounds. The acquisitions were accounted for using the purchase method of accounting. Had the acquisitions been made at the beginning of 1992, reported results of operations would not be materially different.

On November 15, 1993, the Company announced it had reached a preliminary agreement to sell its elastomeric membrane roofing business to Firestone Building Products Company, a division of Bridgestone/Firestone, Inc. The pending sale, which is expected to close in the first quarter of 1994, has been recorded as a disposal of a segment of a business and the operating results have been classified as discontinued operations in the consolidated financial statements. Revenues were $41,042,000, $38,295,000, and $45,108,000 and operating results were income (loss) of $487,000, $(1,705,000) and $633,000 in 1993, 1992 and 1991, respectively.
The Company recognized an after-tax charge of $30,000,000 for the write-off of goodwill and restructuring charges associated with the sale.


INTERESTS IN ASSOCIATED COMPANIES AND INVESTMENTS

Iron Ore Company of Canada:

During February 1992, the Company sold a portion of its interest in Iron Ore Company of Canada ("IOC") to Mitsubishi Corporation, Tokyo. The Company sold 20% of the outstanding shares of common stock of IOC and 50% of the Company's sales agency for IOC, realizing proceeds of $62,000,000. No gain or loss was recognized as a result of this transaction and the Company ceased equity accounting for its remaining ownership in IOC.

The Company is Managing Agent for IOC and owns approximately 8% (28% in
1991) of the stock. IOC incurred commission and management expense of $2,648,000 in 1993 ($2,628,000 in 1992 and $6,157,000 in 1991) payable to the Company and $3,317,000 in 1993 ($3,294,000 in 1992 and $1,292,000 in
1991) payable to 50% owned affiliated companies  carried at equity.

Coal Companies:

On October 18, 1991, the Company sold its 50% partnership interest in Colowyo Coal Company ("Colowyo"), together with certain other natural resources assets including Hayden-Gulch West Coal Company and The Axial Basin Ranch Company in the western United States to Grace Energy Corporation ("Grace"). Under terms of the agreement, Grace paid the Company approximately $34,200,000 in cash at closing resulting in a gain of $8,469,000, and agreed to pay the Company 50% of any amount received by Colowyo under its $23,000,000 prepetition bankruptcy claim against Colorado-Ute Electrical Association, Inc. During 1993 and 1992, the Company received $2,320,000 and $9,180,000, respectively, representing the recovery of its prepetition claim.

The operating results related to IOC and the Company's western coal interests have been reported as discontinued operations in the consolidated statements of income.


DETAIL OF CURRENT AND OTHER LIABILITIES

Included in trade payables and accrued expenses and other liabilities at December 31 are:

(In thousands)                                       1993         1992


Trade payables and accrued expenses:
    Trade payables                                 $137,178     $134,667
    Salaries and wages                               12,211       16,445
    Employee benefits                                29,647       26,901
    Restructuring and acquisition costs              16,367       15,953

Other liabilities:
    Plant closedown costs                            14,318       17,117
    Environmental costs                              18,449       18,771
    Employee benefits                                12,045       14,089
    Other post-retirement benefits                   77,977       75,987


LONG-TERM DEBT

(In thousands)                                       1993         1992


9% Senior Notes due 1998                           $150,000     $150,000
9.375% Senior Notes due 2003                        150,000      150,000
Credit agreements                                    17,787       45,250
Other                                                 5,056        6,352
                                                    322,843      351,602
Less current portion                                    740          796
                                                   $322,103     $350,806


Annual maturities on the Company's long-term debt are: 1994--$740,000; 1995--$734,000; 1996--$18,410,000; 1997--$605,000 and 1998--$150,600,000.

The Company's five-year credit agreement provides for borrowings of up to $150 million. The agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas as specified in the agreement. Beginning March 31, 1994, the bank commitments will be reduced by 12.5% of the aggregate amount of borrowings outstanding under the agreement each quarter for eight consecutive quarters. No borrowings were outstanding under this agreement at December 31, 1993 and 1992.

During 1993, the Company entered into a credit agreement which provides for borrowings of up to 150 million French francs through November 1996. The agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas as specified in the agreement. At December 31, 1993, borrowings outstanding under this agreement were 105 million French francs or an equivalent of $17,787,000, at a rate of 7.3125%.

During 1992, the Company entered into a credit agreement which provided for borrowings of up to 250 million French francs through January 1994. The agreement provided for interest rates to be determined at the time of the borrowing. At December 31, 1992, borrowings outstanding under this agreement were 250 million French francs or an equivalent of $45,250,000, at a rate of 11.1875%. Borrowings outstanding under this agreement were repaid in 1993.

Other debt at December 31, 1993 and 1992 consisted primarily of mortgages, industrial revenue bonds, and notes with differing repayment terms. These obligations mature in various installments through March 2002 and are at interest rates ranging from 3% to 12.75%.

The various debt agreements contain certain restrictions and conditions among which are limitations on cash dividends and other payments. Under the most restrictive of these agreements, approximately $71,200,000 of retained earnings was free of such limitations at December 31, 1993.

The Company has entered into an interest rate swap agreement, which expires in June 1994, that effectively converts $50 million of its fixed rate borrowings into variable rate obligations. Under the terms of this agreement, the Company makes payments at variable rates which are based on LIBOR (3.48% at December 31, 1993) and receives payments at fixed interest rates (5.04% at December 31, 1993). The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreement.

In September 1991, United States Government securities were purchased at a cost of $145,900,000 and deposited in an irrevocable trust to satisfy principal and interest payments on 12.5% Senior Subordinated Notes due in 1994. On October 16, 1991, the Company called the 1994 Notes for redemption on October 15, 1992, at 100% of the principal amount thereof. The Company received approximately $23,686,000 from the Trustee, which represented the excess of the amount necessary to pay the redemption price and interest through the redemption date. The debt, accrued interest thereon and related unamortized debt issuance costs were removed from the balance sheet in 1991 in an in-substance defeasance transaction resulting in an extraordinary loss, net of a related tax benefit, of $5,969,000.

The 9% Senior Notes with a principal amount of $100 million and the 9.375% Senior Notes, with a principal amount of $150 million were sold in September 1991 at par. In addition, preferred stock sold in 1991 to Brascan Limited in connection with a repurchase of common stock was exchanged for $150 million in principal amount of 9% notes due in 1998, of which $100 million has been subsequently repaid.


STOCKHOLDERS' EQUITY

On August 20, 1991, the Company purchased all 7,736,181 shares of the Company's common stock held by Brascan Limited. The Company paid $26.12 per share purchased, or approximately $202,069,000, and issued Brascan seven year warrants to purchase 2,750,000 shares of common stock at a price of $26.12 per share. On December 13, 1993, the Company purchased the warrants held by Brascan for $27.5 million in cash. The difference between the amount paid and the carrying value of the warrants has been charged to capital surplus.

The Company obtained $150 million of the consideration used to repurchase the Company's common stock from the concurrent sale to Brascan of
1.2 million shares of redeemable exchangeable preferred stock. The preferred stock had an initial dividend rate of 6.6875% and was subject to mandatory redemption on September 1, 1998. During the third quarter of 1991, the Company exchanged the preferred stock for $150 million in principal amount of 9% notes due in 1998. (See Long-Term Debt Note.)

In September 1991, the Company established a trust (" Associates Ownership Trust" or "AOT"), which held 4,054,739 shares of the Company's common stock to fund a portion of the Company's obligations under certain of its employee compensation and benefit plans for the 15-year term of the AOT. The AOT acquired the shares of the common stock from the Company for a promissory note for an aggregate consideration of approximately $100,049,000.

In December 1991, the Board of Directors adopted a Stock Purchase Rights Plan and declared a dividend distribution of one stock purchase right ("Right") for each outstanding or subsequently issued share of common stock. Each Right entitles the holder to buy from the Company one one-hundredth of a share of Cumulative Series A Preferred Stock, without par value (the "Preferred Share") for $95 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights become exercisable if certain triggering events occur, including the acquisition of 15% or more of the Company's common stock. The Company is entitled to redeem the Rights at $.01 per Right at any time until ten days after any person or group has acquired 20% of the Company's common stock and in certain circumstances thereafter. If a party owning 20% or more of the Company's common stock merges with the Company or engages in certain other transactions with the Company, each Right, other than the Rights held by the acquiring party, entitles the holder to purchase that number of additional common shares having a market value of two times the exercise price of the Right. The Rights expire on December 16, 2001.


STOCK OPTIONS

The Company's stock option plans provide for granting options at prices equal to the market value at date of grant. Options are exercisable for ten years.

During 1991, the Company's stockholders approved amendments to the Company's stock option plan which among other matters provide for the grant of options to non-associate directors to purchase up to 150,000 shares of common stock at prices equal to the market value at the date of grant. Options are exercisable for ten years.

The following summarizes the changes in the shares granted under the Company's plans for the three years ended December 31, 1993.


                                          SHARES         PRICE RANGE
Shares under option
   Outstanding January 1, 1991           1,107,852     $12.25 - $25.25
   Granted                                 230,550     $21.50 - $24.375
   Exercised                               (79,224)    $12.25 - $19.125
   Canceled or expired                     (19,577)    $13.33 - $22.00
   Outstanding December 31, 1991         1,239,601     $12.25 - $25.25
   Granted                                 114,800     $28.25
   Exercised                              (220,613)    $12.25 - $25.25
   Canceled or expired                      (4,287)    $13.33 - $25.25
   Outstanding December 31, 1992         1,129,501     $12.25 - $28.25
   Granted                                 250,310     $29.75 - $30.75
   Exercised                              (309,865)    $12.25 - $25.25
   Canceled or expired                     (16,850)    $16.75 - $28.25
   Outstanding December 31, 1993         1,053,096     $12.25 - $30.75


At December 31, 1993, options were exercisable for 603,684 shares (767,440 shares at December 31, 1992) at prices from $12.25 to $28.25 and 4,054 shares were reserved for future grants.


FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash, Cash Equivalents and Short-Term Securities: The carrying amount reported in the balance sheet approximates fair value.

Long and Short-Term Debt: The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's Senior Notes are based on quoted market prices. The carrying amount of the Company's borrowings under its long-term revolving credit agreements and other long-term borrowings approximates fair value.

Off-Balance-Sheet Instruments: Fair values for the Company's off-balance-sheet instruments (interest rate swaps) are based on pricing models or formulas using current assumptions.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1993 and 1992 are as follows:


(In thousands)                        1993                  1992
                                Carrying    Fair     Carrying    Fair
                                 Amount     Value     Amount     Value

Cash and cash equivalents       $ 37,645  $ 37,645   $ 54,277  $ 54,277
Short-term securities              5,061     5,061     25,702    25,702
Notes payable to banks             2,478     2,478      2,312     2,312
Long-term debt
  9% Senior Notes                150,000   172,500    150,000   159,000
  9.375% Senior Notes            150,000   180,000    150,000   161,191
  Credit agreements               17,787    17,787     45,250    45,250
  Other                            5,056     5,056      6,352     6,352
Interest rate swaps                  -         365        -       1,094


BUSINESS SEGMENTS

The Company operates principally in the formulated polymers industry which consists of three major segments - processing, resin distribution and polymer products. Processing includes producers of custom compounds for the plastics and rubber industries and producers of custom formulated colorants for the plastics industry. Resin distribution includes distributors of thermoplastic and thermoset resins and fiberglass materials. Polymer products includes the distributors of engineered plastic shapes, manufacturer of printing blankets and other consumable supplies for the printing industry and manufacturer of engineered consumable supplies for the textile industry.

Other operations include the Company's oil and gas business, marine operations, insurance operations and management fees. In December 1992 the Company sold Midland SouthWest, its oil and gas business for $5,290,000. No gain or loss was recognized as a result of this transaction.

The Company's sales are made through its own organization, distributors and representatives. Operating profit (expense) in 1993 for processing includes $1,300,000 for restructuring costs and for other operations a gain of $1,730,000 from sale of assets and in 1991 for processing and corporate includes restructuring costs of $2,594,000 and $2,046,000, respectively, and $35,007,000 for corporate related to the premium associated with the shares repurchased.

Net sales, operating profit and identifiable assets by geographic area for the years ended December 31, 1993, 1992 and 1991 are as follows:



                                           Year Ended December 31
(In thousands)                        1993         1992          1991

Net sales
Domestic                           $1,288,502   $1,107,632    $  955,960
International                         231,226      188,014       147,134
                                   $1,519,728   $1,295,646    $1,103,094

Operating profit
Domestic                           $   96,504   $   82,650    $   67,376
International                          13,460       12,483        11,300
                                   $  109,964   $   95,133    $   78,676


Identifiable assets
Domestic                           $  970,947   $1,003,614    $  940,150
International                         170,355      174,510       106,232
                                   $1,141,302   $1,178,124    $1,046,382



M. A. Hanna Company and Consolidated Subsidiaries



                                                            Operating     Depreciation
                                                              Profit          and          Capital      Identifiable
(In thousands)                               Net Sales      (Expense)     Amortization   Expenditures      Assets

1993
Formulated polymers
    Processing                                 $784,951        $66,637        $29,842        $15,494       $522,122
    Resin distribution                          298,727          5,799          2,379            982        115,154
    Polymer products                            452,945         31,103         15,147          6,575        341,158
Other operations                                 18,351          6,425            300             79          1,726
Intersegment activity                           (35,246)           -              -              -              -
Corporate                                          -           (24,275)           474             38        146,392
Discontinued operations                            -               -              -              211         14,750
                                             $1,519,728        $85,689        $48,142        $23,379     $1,141,302


1992
Formulated polymers
    Processing                                 $655,584        $54,485        $25,987        $13,088       $489,900
    Resin distribution                          219,669          4,126          1,900            553        102,899
    Polymer products                            434,491         29,697         15,265          5,200        406,104
Other operations                                 22,537          6,825          1,599            313          9,757
Intersegment activity                           (36,635)           -              -              -              -
Corporate                                          -           (18,735)           543            -          169,464
Discontinued operations                            -               -              -              -              -
                                             $1,295,646        $76,398        $45,294        $19,154     $1,178,124


1991
Formulated polymers
    Processing                                 $556,937        $38,820        $21,149        $20,506       $407,336
    Resin distribution                          144,867          2,042          1,510            426         71,170
    Polymer products                            417,402         26,626         15,354          5,333        418,787
Other operations                                 27,307         11,188          1,840            501         14,025
Intersegment activity                           (43,419)           -              -              -              -
Corporate                                          -           (57,795)           624            -           56,530
Discontinued operations                            -               -              -              -           78,534
                                             $1,103,094        $20,881        $40,477        $26,766     $1,046,382




OTHER INCOME                                                    OTHER EXPENSE
Other income includes the following:                            Other expenses includes the following:

(In thousands)                         1993     1992     1991   (In thousands)                             1993     1992     1991


Interest                             $ 2,190  $ 3,937  $ 1,966  Expenses of closed facilities            $ 7,031  $ 7,091  $ 5,974
Gain on sales of assets                1,730      409      -    Restructuring costs                        1,300      -      4,640
Other                                  1,492    1,837    1,254  Other                                      1,454    2,095      810
                                     $ 5,412  $ 6,183  $ 3,220  Premium associated with share repurchase     -        -     35,007
                                                                                                         $ 9,785  $ 9,186  $46,431

INCOME TAXES

Income taxes consist of the following:


(In thousands)                  1993           1992           1991


Current:
      Federal                 $15,722        $11,512        $ 8,029
      State                     3,970          3,135          3,422
      Foreign                   3,454          2,736          2,525
                               23,146         17,383         13,976
Deferred:
      Federal                   1,936         (1,041)           800
      State                      (585)          (273)           -
      Foreign                  (1,143)          (107)           265
                                  208         (1,421)         1,065


                              $23,354        $15,962        $15,041


The provision for income taxes for continuing operations differs from the amount computed by applying the U.S. statutory federal income tax rate as follows:

(In thousands)                                           1993       1992        1991

Provision at statutory tax rate                         $18,691    $14,925     $  (796)
State income taxes                                        2,103      1,886       2,259
Goodwill amortization                                     3,841      3,139       3,023
Change in income tax rate                                  (578)       -           -
Utilization of capital loss carryforwards                (1,062)       -           -
Rate differential on foreign earnings                       -          750         135
Favorable adjustment of income tax liabilities              -       (4,800)        -
Premium associated with share repurchase                    -          -        11,902
Alternative minimum taxes                                   -          -         1,916
Utilization of tax credits                                  -          -          (488)
Other                                                       359         62      (2,910)
                                                        $23,354    $15,962     $15,041

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has not provided deferred taxes on undistributed earnings of foreign subsidiaries and joint ventures because it is not practical to estimate the amount of tax payable upon any future remittance of these
earnings.   Significant components of the Company's deferred tax assets
(liabilities) as of December 31, 1993 and 1992 are:

(In thousands)                                         1993        1992


Other post-retirement benefits                       $32,748      $30,886
Basis differences from purchase accounting           (23,604)     (26,703)
Tax over book depreciation                           (17,488)     (14,731)
Environmental costs                                    8,012        8,072
Employee benefits                                     19,407       13,600
Restructuring and plant closedown costs               11,967       12,566
Inventory and receivable reserves                      8,981        6,727
Operating and capital loss carryforwards              22,689       28,452
Tax credit carryforwards                              13,751       10,983
Other                                                  8,517        8,803
Valuation allowance                                  (24,762)     (25,454)
                                                     $60,218      $53,201


The Company has tax credit carryforwards of $13,751,000 of which $2,988,000 expire in 1996 through 2000. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax asset related to capital loss carryforwards. During 1993, the valuation allowance was increased $370,000 due to the tax law change and was reduced by $1,062,000 due to the utilization of capital loss carryforwards.

Income before income taxes includes $6,546,000, $5,586,000 and $7,810,000 in 1993, 1992 and 1991, respectively, from foreign operations.

Income taxes related to discontinued operations were $1,938,000 in 1993, $2,652,000 in 1992 and $2,734,000 in 1991. The income tax benefit related to the extraordinary item in 1991 was $3,658,000.


PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has non-contributory defined benefit plans covering certain of its associates which comply with federal funding requirements. Benefits for these plans are based primarily on years of service and qualifying compensation during the final years of employment. Plan assets include marketable equity securities, money market funds and fixed income securities.

The Company also sponsors defined contribution plans for certain of its associates, which provide for Company contributions of a specified percentage of each associate's total compensation.

A summary of the components of net periodic pension cost for the defined benefit plans and the total contributions charged to expense for the defined contribution plans are:


(In thousands)                            1993       1992        1991

Defined benefit plans:
  Service costs                          $  617     $  650      $  658
  Interest cost on projected
    benefit obligation                    6,300      8,050       7,959
  Return on plan assets                  (6,258)    (8,364)     (7,352)
  Net amortization and deferral             815        656         301
  Net pension costs                       1,474        992       1,566
Defined contribution plans                3,844      4,293       3,788
                                         $5,318     $5,285      $5,354



In accordance with the provisions of Financial Accounting Standard No. 87, the Company recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The liability has been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized past service cost, the balance of the liability at the end of 1993 is reported as a separate reduction of stockholders' equity, net of applicable deferred income taxes.

The following table sets forth the funded status of the Company's defined benefit plans:

                                                        Accumulated Benefits      Assets Exceed
                                                            Exceed Assets     Accumulated Benefits
(In thousands)                                             1993      1992        1993       1992

Actuarial present value of benefit obligations:
  Accumulated benefit obligations
    including vested benefits of
    $79,793 in 1993 and $88,951 in 1992                   $66,528   $70,019    $16,000    $20,970

Projected benefit obligation                              $68,088   $72,318    $16,386    $21,192
Plan assets at fair value                                  46,953    61,132     21,199     28,552
Projected benefits in excess of
  (less than) plan assets                                  21,135    11,186     (4,813)    (7,360)

Consisting of:
  Unrecognized net obligations (asset)                      1,969     2,218       (441)      (356)
  Unrecognized net actuarial (gains) or losses             17,842     5,224     (2,180)    (7,219)
  Adjustment to recognize minimum liability                18,251     5,143        -          -
  Accrued(prepaid) pension cost
    recognized in balance sheet                           $19,575   $ 8,887    $(2,192)   $   215


The projected benefit obligation was determined using an assumed discount rate of 7.25% (9% in 1992) and an assumed long-term rate of increases in compensation of 5%. The assumed long-term rate of return on plan assets is 10%. The change in the discount rate caused the accumulated benefit obligation to increase approximately $11,300,000.

During 1993, the Company settled a portion of its retirement benefit obligations to certain of its retirees through the purchase of annuity contracts.

In addition to providing pension benefits, the Company provides certain contributory and non-contributory health care and life insurance benefits for certain retired associates. Certain associates of the Company may become eligible for those post-retirement benefits if they reach retirement age while working for the Company.

Effective January 1, 1992, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" was adopted using the immediate recognition transition option. The standard requires recognition of the estimated future costs of providing health and other post-retirement benefits on an accrual basis. These benefits have previously been recognized as incurred. The cumulative effect of this accounting change reduced 1992 net income by $33,561,000 ($54,131,000 less related deferred income taxes of $20,570,000) or $1.70 per share. The effect of the change on 1992 earnings was $.12 per share.


The status of the Company's plans at December 31, 1993 and 1992 is as follows:

(In thousands)                                       1993     1992


Accumulated post-retirement benefit obligation
  Retirees                                          $66,917  $63,745
  Fully eligible active plan participants             5,286    4,580
  Other active plan participants                     15,398
                                                              12,955
                                                     87,601   81,280
  Unrecognized actuarial loss                        (3,631)    -
  Accrued post-retirement benefit obligation        $83,970  $81,280


Net periodic post-retirement benefit cost includes the following components:

(In thousands)                                       1993      1992


Service cost                                        $1,564    $1,464
Interest cost                                        6,733     6,533
Net periodic post-retirement benefit cost           $8,297    $7,997


The weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 14.0% and decreasing gradually to 5.25% in 2009 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $11,514,000 at December 31, 1993 and the aggregate service and interest costs components of net periodic post-retirement benefit costs for 1993 by $1,281,000. Post-retirement benefit costs in 1991 were $3,052,000.

A weighted average discount rate of 7.25% (8.5% in 1992) was used in determining the accumulated benefit obligation. The change in the discount rate caused the accumulated benefit obligation to increase approximately $3,950,000.


LEASE COMMITMENTS

Rental expense for certain manufacturing facilities, warehouses, transportation equipment and data processing and office equipment was $16,745,000 in 1993, $14,855,000 in 1992 and $15,369,000 in 1991. Several
manufacturing facilities are leased under industrial development type loan arrangements. Certain of the Company's leases have options to renew, and there are no significant contingent rentals in any of the leases.

At December 31, 1993, future minimum lease commitments for noncancelable operating leases are:

(In thousands)

1994                                                        $11,047
1995                                                          9,195
1996                                                          7,982
1997                                                          7,088
1998                                                          5,142
Thereafter                                                   19,216
                                                            $59,670

CONTINGENCIES

The Company is involved in certain legal actions and claims arising in the ordinary course of business including lawsuits brought by the State of Idaho in 1983 and the United States government in 1993 seeking reimbursement from the Company and other defendants for alleged damages to the environment and clean-up costs for the area around the Blackbird Mine in Idaho. Claims have been made against a subsidiary of the Company for the costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. Reserves for such liabilities have been established and no insurance recoveries have been reflected in the determination of the reserves. In management's opinion, such litigation and claims will be resolved without material adverse effect on the financial position of the Company.


SUPPLEMENTAL CASH FLOW DATA

The following is a summary of noncash investing and financing activities.

(In thousands)                                  1993       1992        1991


Acquisition of businesses
  Assets acquired                              $33,130   $106,447    $ 25,885
  Liabilities assumed                            4,327     45,030      20,221
  Cash paid                                     28,803     61,417       5,664
  Less cash acquired                               -        6,063         138
                                               $28,803   $ 55,354    $  5,526

Debt of companies acquired                               $ 11,084    $  5,535

Payment of additional purchase
  price of acquired business
  with treasury stock                                    $  6,802

Payment of incentive compensation
  awards with treasury stock                   $   780   $    731    $    969

Payment of incentive compensation
  awards and employee benefits with stock
  held by Associates Ownership Trust           $ 8,260    $  4,207   $     49

Payment of stock option exercise
  with shares of common stock                  $ 1,675


Formation of TRASOP                                                  $    684

Exchange of preferred stock for
  Senior Notes                                                       $150,000

Issuance of common stock warrants                                    $ 14,621



  Quarterly Financial and Stock Price Data
  M.A. Hanna Company and Consolidated Subsidiaries
  Summarized unaudited quarterly financial and stock price data for 1993 and 1992 are as follows:



                                                            First        Second         Third        Fourth
  (In thousands except per share data)                     Quarter       Quarter       Quarter       Quarter
  1993
  Net sales ............................................  $362,465      $384,727      $388,059      $384,477
  Gross margin..........................................    71,774        78,309        77,565        80,502
  Income(loss)
      Continuing operations.............................     4,496         8,124         8,578         8,851
      Discontinued operations...........................     1,344           220           286       (29,881)
            Net income(loss)............................     5,840         8,344         8,864       (21,030)
  Income(loss) per common share (fully diluted)
      Continuing operations.............................      0.21          0.39          0.42          0.43
      Discontinued operations...........................      0.07          0.01          0.01         (1.44)
            Net income(loss)............................      0.28          0.40          0.43         (1.01)
      Price range
            High........................................    30 3/4        33 1/4        32 1/8        34
            Low.........................................    25 3/4        28            26            28 7/8
      Cash dividends paid...............................      .175          .175          .175         .1875

  1992
  Net sales ............................................  $289,290      $322,789      $343,633      $339,934
  Gross margin..........................................    56,971        67,345        71,855        73,086
  Income(loss)
      Continuing operations.............................     2,549         6,353         7,354        11,671
      Discontinued operations...........................      (173)           47         3,840        (1,151)
      Cumulative effect of changes
          in accounting principles......................   (11,465)           -             -             -
            Net income(loss)............................    (9,089)        6,400        11,194        10,520
  Income(loss) per common share (fully diluted)
      Continuing operations.............................      0.13          0.33          0.37          0.59
      Discontinued operations...........................     (0.01)           -           0.19         (0.06)
      Cumulative effect of changes
          in accounting principles......................     (0.60)           -             -             -
            Net income(loss)............................     (0.48)         0.33          0.56          0.53
      Price range
            High........................................    26 3/4        26 3/8        30            29 1/8
            Low.........................................    19 3/4        24            24 3/4        24 1/8
      Cash dividends paid...............................     .1625         .1625         .1625          .175

  During the fourth quarter of 1993, the Company announced the pending sale of its elastomeric membrane roofing business.  The operating results of this business have been reclassified as discontinued
  operations which has increased (decreased) previously reported income from continuing operations in
  1993 by $138,000 in the first quarter ($.01 per share), ($220,000) in the second quarter ($(.01)
  per share) and ($286,000) in the third quarter ($(.01) per share) and increased (decreased) previously reported income from continuing operations in 1992 by $173,000 in the first quarter ($.01 per share),
  ($47,000) in the second quarter (no impact on per share), $428,000 in the third quarter ($.02 per share)
  and $1,150,000 in the fourth quarter ($.06 per share).

  Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year income per share amount.

  Unusual or infrequently occurring items recognized in net income in the quarter are as follows:

                                                           First        Second         Third        Fourth
  (In thousands)                                          Quarter       Quarter       Quarter       Quarter

  1993
  Effect of tax rate change.............................   $   -         $   -           $578      $   -
  Sale of assets........................................       -             -            -        1,300
  Miscellaneous restructuring...........................       -             -            -         (702)

  1992
  Sale of assets........................................   $   -         $   -         $5,692      $   -
  Settlement of mineral operation obligation............       -             -         (1,424)         -
  Adjustment of accrued tax liability...................       -             -            -         4,800




SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries




(Dollars in thousands except per share data)               1993        1992         1991         1990         1989       1988 (1)
SUMMARY OF OPERATIONS
Net sales ............................................  $1,519,728  $1,295,646   $1,103,094   $1,055,308   $1,010,676    $888,135
Cost of goods sold....................................   1,211,578   1,026,389      856,156      806,885      773,789     667,588
Selling, general and administrative...................     200,776     173,447      167,360      157,806      155,804     148,758
Amortization expense..................................      17,312      16,409       15,486       15,044       14,226      11,608
Interest on debt......................................      32,286      32,509       23,221       18,301       21,286      23,908
Income (loss) from continuing operations before
    income taxes, extraordinary item and cumulative
    effect of changes in accounting principles .......      53,403      43,889       (2,340)      56,521       56,811      40,589
Income taxes..........................................      23,354      15,962       15,041       16,995        9,502       4,987
Income (loss) from continuing operations before
    extraordinary item and cumulative effect
    of changes in accounting principles...............      30,049      27,927      (17,381)      39,526       47,309      35,602
Net income............................................       2,018      19,025        1,875       55,871       86,920      83,223
Per share of common stock
    Income (loss) from continuing operations..........        1.46        1.46        (0.78)        1.43         1.78        1.26
    Net income........................................         .10         .99          .04         2.03         3.34        3.48
    Dividends paid....................................         .71         .66          .62          .55          .45         .33
Cash dividends paid on
    Common stock......................................      14,003      12,630       15,267       15,175       11,812       7,169
    Preferred stock...................................         -           -          1,031          -          2,125       8,501


BALANCE SHEET
Current assets........................................    $419,886    $439,422     $295,759     $292,034     $279,859    $257,882
Current liabilities...................................     273,784     252,010      216,309      196,794      182,359     184,038

Working capital.......................................     146,102     187,412       79,450       95,240       97,500      73,844
Property, plant and equipment - net...................     212,562     224,773      216,717      217,852      209,294     193,168
Other assets..........................................     508,854     513,929      533,906      554,654      546,569     512,827
Other liabilities.....................................    (179,959)   (177,365)    (118,735)    (162,361)    (175,913)   (173,010)
Long-term debt........................................    (322,103)   (350,806)    (330,880)    (137,711)    (134,834)   (137,725)

Total stockholders' equity............................    $365,456    $397,943     $380,458     $567,674     $542,616    $469,104
Shares of common stock outstanding....................  23,741,015  23,400,072   22,830,050   26,625,048   27,788,538  21,554,181
Book value per share of common stock..................      $15.39      $17.01       $16.66       $21.32       $19.53      $17.12




(1)    Prior to 1988, the Company was a natural resources company and not in the specialty chemicals business.  Results for
       1984-1987 are excluded because they are not comparable with results for 1988-1993.

STOCK INFORMATION
M. A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH.  At December 31, 1993, the number of stockholders of record of the Company's common stock was 3,512.



      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

           M.A. Hanna Company and Consolidated Subsidiaries



RESULTS OF OPERATIONS

Your Company made significant strategic and financial progress in 1993. Net sales increased 17.3% to a record $1,519.7 million from $1,295.6 million in 1992. Income from continuing operations, excluding non-recurring events was $28.9 million, a 25.1% improvement over 1992 income from continuing operations, excluding non-recurring events, of $23.1 million. In 1993, earnings from continuing operations include a one-time benefit due to the change in tax laws, a gain from the sale of BenePlan Strategies and a charge for restructuring certain polymer processing businesses. In 1992, earnings from continuing operations include a favorable tax adjustment.

1993 Compared with 1992

Net sales increased from $1,295.6 million in 1992 to a record $1,519.7 million in 1993. Sales from polymer processing businesses increased $129.4 million from 1992 levels due to acquisitions made in both 1993 and 1992 and higher unit volumes. Resin distribution sales increased $79.1 million to $298.7 million in 1993 due to higher unit volumes and an acquisition made at the end of the third quarter in 1992. Polymer product sales increased from $434.5 million in 1992 to $452.9 million in 1993 due to higher unit volumes. Sales from other operations decreased from $22.5 million in 1992 to $18.4 million in 1993 due to the sale of businesses in both years.

Cost of goods sold increased $185.2 million to $1,211.6 million in 1993 and corresponds with the sales increases. As a percentage of sales, cost of goods sold was 79.7% in 1993 compared with 79.2% in 1992. The resultant decrease in gross margin is due to a higher percentage of sales from resin distribution businesses, which carry a lower gross margin.

Selling, general and administrative expenses increased $27.3 million in 1993 over 1992 levels due to acquisitions in polymer processing and resin distribution businesses and higher sales activity from existing businesses. However, as a percentage of sales, selling, general and administrative expenses fell from 13.4% in 1992 to 13.2% in 1993, reflecting the Company's ongoing efforts to manage these costs.

Amortization expense increased from $16.4 million in 1992 to $17.3 million in 1993 due to acquisitions made in both 1993 and 1992.

The Company's effective tax rate in 1993 was 43.7% compared with 36.4% in 1992. The tax rate in both years was impacted by favorable tax adjustments. Tax expense in 1993 was reduced $.6 million from the enactment of a change in tax laws and tax expense in 1992 was reduced $4.8 million due to a favorable adjustment of income tax liabilities.

During the fourth quarter of 1993, the Company announced it had reached a preliminary agreement to sell its elastomeric membrane roofing business. Accordingly, the operating results of this business have been reclassified as discontinued operations. In addition, the Company recognized an after-tax charge of $30.0 million for the writeoff of goodwill and restructuring charges associated with the sale. Also included in discontinued operations is $1.5 million from the sale of a former natural resources affiliate.

1992 Compared with 1991

Net sales increased $192.5 million in 1992 from 1991 levels. Sales from polymer processing businesses increased from $556.9 million in 1991 to $655.6 million in 1992 due to higher volume and the acquisition of Wilson Color in June 1992. Resin distribution sales increased $74.8 million due to acquisitions in both 1992 and 1991 and higher unit volumes. Sales from polymer products increased $17.1 million to $434.5 million in 1992 due to higher unit volumes. Sales from other operations decreased from $27.3 million in 1991 to $22.5 million in 1992 due to lower volume and reduced prices at oil and gas operations, lower volume at marine operations and lower management and sales agency fees. The Company's oil and gas operations were sold in December 1992.

Cost of goods sold increased from $856.2 million in 1991 to $1,026.4 million in 1992 and correspond with the increases in the level of sales. As a percentage of sales, cost of goods sold was 79.2% in 1992 compared with 77.6% in 1991. The resultant decrease in gross margin was due to reduced pricing in the Company's polymer products businesses, a higher percentage of sales from resin distribution businesses, as well as lower management fee income.

Selling, general and administrative expenses increased $6.1 million in 1992 to $173.4 million and is attributable to acquisitions made in both 1992 and 1991. As a percentage of sales, selling, general and administrative expenses were 13.4% in 1992 compared with 15.2% in 1991.

Amortization expense increased from $15.5 million in 1991 to $16.4 million in 1992 due to acquisitions made in both 1992 and 1991.

Other income increased $3.0 million in 1992 due to gains from miscellaneous asset sales as well as higher interest income from higher average amounts of invested funds.

Interest on debt increased from $23.2 million in 1991 to $32.5 million in 1992 due to higher average borrowings due to the recapitalization which occurred in 1991 and additional borrowings incurred in 1992 in connection with the acquisition of Wilson.

Other costs and expenses decreased from $46.4 million in 1991 to $9.2 million in 1992. Included in 1991 amounts is a non-recurring charge of $35.0 million related to the repurchase of all the shares of the Company's common stock held by Brascan Limited. Also included in 1991 amounts is a charge of $4.6 million related to miscellaneous restructuring activities.

The Company's effective tax rate for 1992 was 36.4%. The rate was impacted by a favorable adjustment of income tax liabilities of $4.8 million. Without this favorable adjustment, the Company's effective tax rate was 47.3% which results from the impact nondeductible goodwill amortization has on pre-tax earnings. The Company's effective tax rate in 1991 was significantly impacted due to the nondeductibility of the non-recurring charge related to the share repurchase.

Discontinued operations in 1992 includes a $5.7 million gain, representing a partial payment on a prepetition bankruptcy claim related to Colowyo Coal Company, offset by a charge of $1.4 million related to the settlement of a claim of a silicon operation sold in prior years and the operating results of the Company's elastomeric membrane roofing business. Discontinued operations in 1991 include the operating results of Iron Ore Company of Canada, Colowyo Coal Company and other western coal interests and the operating results of the Company's elastomeric membrane roofing businesses. The Company sold its interest in Colowyo and other western coal interests in 1991 realizing a gain of $8.5 million. In February 1992, the Company sold a portion of its interest in IOC. No gain or loss was recognized as a result of this transaction.


LIQUIDITY AND SOURCES OF CAPITAL

The Company's ability to generate significant cash flows from operations continued in 1993 with $67.9 million provided from operating activities. This amount includes the use of $7.2 million for working capital and $16.6 million for the payment of obligations related to prior restructurings. Investment transactions used $29.8 million and include $28.8 million related to acquisition of businesses and $23.4 million for capital expenditures, partially offset by $25.7 million from sales of short-term securities. Financing activities used $53.8 million and include $27.5 million for the purchase of common stock warrants, $14.0 million for cash dividends, $26.9 million for reductions in outstanding debt, partially offset by proceeds from the sale of stock of $14.6 million. In summary, cash decreased only $16.6 million despite the purchase of common stock warrants ($27.5 million), acquisitions ($28.8 million) and debt reductions ($26.9 million), which total $83.2 million.

The current ratio at December 31, 1993 was 1.5:1 compared with 1.7:1 at December 31, 1992. Long-term debt to total capital was 46.8% at December 31, 1993 and 46.9% at December 31, 1992.

The Company has a credit agreement which provides commitments for borrowings up to $150 million through March 1994. Beginning March 1994, the bank commitments will be reduced by 12.5% of the aggregate amount of borrowings outstanding under the agreement each quarter for eight consecutive quarters. The arrangement provides for interest rates to be determined at the time of the borrowing based on a choice of formulas specified in the agreement. No borrowings were outstanding under this agreement at December 31, 1993.

The Company also has a credit agreement which provides commitments for borrowings of up to 150 million French francs through November 1996. The agreement provides for interest rates to be determined at the time of borrowing. At December 31, 1993, borrowings outstanding under this commitment were 105 million French francs, or an equivalent of $17.8 million.

The Company believes that its ability to generate cash flows from operations and the availability of funds under existing credit facilities will be sufficient to meet anticipated capital expenditure programs, existing obligations arising from prior restructurings and acquisitions, dividend requirements and other planned financial commitments in 1994 and throughout the term of the existing credit facilities.


Environmental Matters

The Company is subject to various laws and regulations concerning environmental matters. The Company is committed to a long-term environmental protection program that reduces emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns.

The Company is involved in certain legal actions and claims arising in the ordinary course of business including lawsuits brought by the State of Idaho in 1983 and the United States government in 1993 seeking reimbursement from the Company and other defendants for alleged damages to the environment and clean-up costs for the area around the Blackbird Mine in Idaho. Claims have been made against a subsidiary of the Company for the costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. Reserves for such liabilities have been established and no insurance recoveries have been reflected in the determination of reserves. In management's opinion, such litigation and claims will be resolved without material adverse effect of the financial position of the Company.


On behalf of Hanna Management,


/s/Douglas R. Schrank
   Douglas R. Schrank
   Vice President and Chief Financial Officer



REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



Board of Directors
M. A. Hanna Company
Cleveland, Ohio


We have audited the accompanying consolidated balance sheets of
M. A. Hanna Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of
M. A. Hanna Company and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




/s/Ernst & Young

Cleveland, Ohio
January 31, 1994