Form 10-K, Exhibit 13
period 1994-12-31
HANNA M A CO/DE
filed 1995-03-21
CIK 45370

EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME
M.A. Hanna Company and Consolidated Subsidiaries

                                                               Year Ended December 31
Dollars in thousands except per share data             1994            1993            1992
Net Sales                                            $1,719,356      $1,412,071      $1,188,541

Costs and Expenses
    Cost of goods sold                                1,393,036       1,146,191         961,925
    Selling, general and administrative                 213,318         179,228         152,366
    Other income                                         (4,066)         (5,016)         (5,250)
    Other expense                                         9,839           9,750           8,917
    Interest on debt                                     28,549          32,258          32,509
    Amortization of intangibles                          12,458          12,006          11,069
                                                      1,653,134       1,374,417       1,161,536
Income from Continuing Operations
  Before Income Taxes, Extraordinary Charge
  and Cumulative Effect of Changes in
  Accounting Principles                                  66,222          37,654          27,005

    Income taxes                                         29,218          16,357           8,819
Income from Continuing Operations
  Before Extraordinary Charge and Cumulative
  Effect of Changes in Accounting Principles             37,004          21,297          18,186

    Income(loss) from discontinued operations             9,970         (19,279)         12,304

    Extraordinary charge                                 (3,680)              -               -

    Cumulative effect of changes in
      accounting principles                                   -               -         (11,465)

Net Income                                           $   43,294      $    2,018      $   19,025


Net Income Per Share
      Primary
        Continuing operations                        $     1.20      $     0.69      $     0.63
        Discontinued operations                            0.32           (0.62)           0.43
        Extraordinary charge                              (0.12)              -               -
        Cumulative effect of changes in
          accounting principles                               -               -           (0.40)
        Net income                                   $     1.40      $     0.07      $     0.66

      Fully diluted
        Continuing operations                        $     1.18      $     0.68      $     0.61
        Discontinued operations                            0.32           (0.62)           0.42
        Extraordinary charge                              (0.12)              -               -
        Cumulative effect of changes in
          accounting principles                               -               -           (0.39)
        Net income                                   $     1.38      $     0.06      $     0.64


See summary of accounting policies and notes to consolidated financial statements.





CONSOLIDATED STATEMENTS OF CASH FLOWS
M. A. Hanna Company and Consolidated Subsidiaries




                                                                 Year Ended December 31
Dollars in thousands                                         1994         1993         1992

CASH PROVIDED FROM (USED FOR) OPERATIONS
  Net income                                              $ 43,294      $ 2,018      $19,025
  Discontinued operations                                   13,910       41,345        9,117
  Depreciation and amortization                             41,904       38,182       35,421
  Companies carried at equity:
    Income                                                  (6,112)      (4,286)      (3,812)
    Dividends received                                       7,033        5,729        1,355
  Changes in operating assets and liabilities:
    Receivables                                            (40,103)     (10,531)     (15,605)
    Inventories                                            (31,145)      (9,239)      (2,301)
    Prepaid expenses                                           725        1,774       (1,881)
    Trade payables and other accruals                       74,895       10,452       21,008
  Gain from sales of assets                                      -       (1,730)        (409)
  Restructuring payments                                   (10,540)     (16,594)     (10,367)
  Other                                                     12,664       10,730        1,935
  Extraordinary charge                                       6,034            -            -
  Cumulative effect of changes
    in accounting principles                                     -            -       11,465
      Net operating activities                             112,559       67,850       64,951

CASH PROVIDED FROM (USED FOR) INVESTMENT
  ACTIVITIES
  Capital expenditures                                     (46,982)     (23,379)     (19,154)
  Acquisitions of companies, less cash acquired            (53,331)     (28,803)     (55,354)
  Acquisition payments                                      (4,106)      (3,410)      (7,268)
  Sales of assets                                           13,874        7,127       77,427
  Investments in associated and other companies                  -            -       (1,200)
  Return of cash from associated and other companies         8,805            -            -
  Purchase of short-term securities                              -       (5,061)     (25,702)
  Sale of short-term securities                              5,061       25,702            -
  Other                                                        445       (2,000)      (6,581)
    Net investment activities                              (76,234)     (29,824)     (37,832)


CASH PROVIDED FROM (USED FOR) FINANCING
 ACTIVITIES
  Purchase of common stock warrants                              -      (27,500)           -
  Cash dividends paid                                      (15,688)     (14,003)     (12,630)
  Proceeds from the sale of common stock                    14,165       14,582        3,422
  Purchase of shares for treasury                           (1,472)           -            -
  Increase in debt                                         131,649       12,228       47,367
  Reduction in debt                                       (179,879)     (39,144)     (35,974)
    Net financing activities                               (51,225)     (53,837)       2,185

  Effect of exchange rate changes on cash                      360         (821)         495

CASH AND CASH EQUIVALENTS
  Increase(decrease)                                       (14,540)     (16,632)      29,799
  Beginning of year                                         37,645       54,277       24,478
  End of year                                             $ 23,105      $37,645      $54,277

CASH PAID DURING YEAR
  Interest                                                $ 30,114      $33,001      $31,097
  Income taxes                                              19,927       19,165       13,900


See summary of accounting policies and notes to consolidated financial statements.





CONSOLIDATED BALANCE SHEETS
M. A. Hanna Company and Consolidated Subsidiaries



                                                                       December 31
Dollars in thousands                                              1994             1993

ASSETS

  Current Assets
    Cash and cash equivalents                                 $   23,105       $   37,645
    Short-term securities                                              -            5,061

    Receivables:
      Trade                                                      236,737          189,125
      Other                                                       10,379            8,145
                                                                 247,116          197,270
    Inventories:
      Finished products                                          116,718           97,098
      Raw materials and supplies                                  44,542           27,236
                                                                 161,260          124,334

    Prepaid expenses                                               3,981            3,851
    Deferred income taxes                                         26,938           21,501
    Net assets (1994) and net current assets (1993)
      of discontinued operations                                 103,215           16,120
        Total current assets                                     565,615          405,782

  Property, Plant and Equipment
    Land                                                          13,288           11,813
    Buildings                                                     78,289           69,943
    Machinery and equipment                                      250,966          226,669
                                                                 342,543          308,425
    Less allowances for depreciation                             138,408          124,129
                                                                 204,135          184,296
  Other Assets
    Goodwill and other intangibles                               330,757          305,665
    Investments and other assets                                  79,803           87,772
    Deferred income taxes                                         34,850           45,191
    Net long-term assets of
      discontinued operations                                          -           94,904
                                                                 445,410          533,532

                                                              $1,215,160       $1,123,610


LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities
    Notes payable to banks                                    $      931       $    2,478
    Trade payables and accrued expenses                          335,877          256,479
    Current portion of long-term debt                                683              723
          Total current liabilities                              337,491          259,680

  Other Liabilities                                              173,888          176,422

  Long-term Debt
    Senior notes                                                 235,770          300,000
    Other                                                         53,099           22,052
                                                                 288,869          322,052

  Stockholders' Equity
    Preferred stock, without par value:
      authorized 5,000,000 shares;
      issued 132 shares in 1994 and 1993                               -                -
    Common stock, par value $1.00 per share:
      authorized 50,000,000 shares; issued
      43,015,494 shares in 1994 and 28,605,722
      shares in 1993                                              43,015           28,606
    Capital surplus                                              299,725          299,389
    Retained earnings                                            296,632          269,026
    Associates ownership trust                                  (111,471)        (115,214)
    Cost of treasury stock (7,321,400 shares
      in 1994 and 4,864,707 shares in 1993)                     (103,731)        (102,794)
    Minimum pension liability adjustment                          (7,262)          (8,577)
    Accumulated translation adjustment                            (1,996)          (4,980)
      Total stockholders' equity                                 414,912          365,456

                                                              $1,215,160       $1,123,610


See summary of accounting policies and notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries

Dollars in thousands except per share data
                                                                     Common                         Associates
                                                Preferred  Common     Stock    Capital    Retained  Ownership   Treasury
                                                  Stock     Stock   Warrants   Surplus    Earnings    Trust       Stock
Balance January 1, 1992                            $-      $28,039   $14,621   $250,686   $274,025   $(81,095)  $(109,410)
    Net income                                                                              19,025
    Cash dividends - $.4417 per share                                                      (12,630)
    Exercise of stock options                                  221                2,847
    Sale of common stock (14,012 shares)                        14                  340
    Payment of incentive compensation awards                                         95                 4,207         636
    Payment of additional
      consideration of acquisition                                                  407                             6,395
    Adjustment to market value                                                   34,333               (34,333)
    Translation adjustment

Balance December 31, 1992                           -       28,274    14,621    288,708    280,420   (111,221)   (102,379)
    Net income                                                                               2,018
    Cash dividends - $.475 per share                                                       (14,003)
    Exercise of stock options                                  311                8,813                            (1,675)
    Sale of common stock (21,273 shares)                        21                  609
    Purchase of common stock warrants                                (14,621)   (12,879)
    Payment of incentive compensation awards
        and associate benefits                                                    2,525                 8,260         569
    Acquisition of business                                                        (640)       591                    691
    Adjustment to market value                                                   12,253               (12,253)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1993                           -       28,606         -    299,389    269,026   (115,214)   (102,794)
    Net income                                                                              43,294
    Cash dividends - $.51 per share                                                        (15,688)
    Exercise of stock options                                   61                1,335                               (38)
    Purchase of shares for treasury                                                                                (1,472)
    Sale of common stock (25,383 shares)                        25                  706
    Payment of incentive compensation awards
        and associate benefits                                                    3,115                13,246         573
    Three-for-two common stock split                        14,323              (14,323)
    Adjustment to market value                                                    9,503                (9,503)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1994                          $-      $43,015   $     -   $299,725   $296,632  $(111,471)  $(103,731)






CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries



Dollars in thousands except per share data        Minimum
                                                  Pension   Accumulated    Total
                                                 Liability  Translation  Stockholders'
                                                Adjustment  Adjustment     Equity
Balance January 1, 1992                             $    -     $3,592     $380,458
    Net income                                                              19,025
    Cash dividends - $.4417 per share                                      (12,630)
    Exercise of stock options                                                3,068
    Sale of common stock (14,012 shares)                                       354
    Payment of incentive compensation awards                                 4,938
    Payment of additional
      consideration of acquisition                                           6,802
    Adjustment to market value                                                   -
    Translation adjustment                                     (4,072)      (4,072)

Balance December 31, 1992                                -       (480)     397,943
    Net income                                                               2,018
    Cash dividends - $.475 per share                                       (14,003)
    Exercise of stock options                                                7,449
    Sale of common stock (21,273 shares)                                       630
    Purchase of common stock warrants                                      (27,500)
    Payment of incentive compensation awards
        and associate benefits                                              11,354
    Acquisition of business                                                    642
    Adjustment to market value                                                   -
    Minimum pension adjustment                      (8,577)                 (8,577)
    Translation adjustment                                     (4,500)      (4,500)

Balance December 31, 1993                           (8,577)    (4,980)     365,456
    Net income                                                              43,294
    Cash dividends - $.51 per share                                        (15,688)
    Exercise of stock options                                                1,358
    Purchase of shares for treasury                                         (1,472)
    Sale of common stock (25,383 shares)                                       731
    Payment of incentive compensation awards
        and associate benefits                                              16,934
    Three-for-two common stock split                                             -
    Adjustment to market value                                                   -
    Minimum pension adjustment                       1,315                   1,315
    Translation adjustment                                      2,984        2,984

Balance December 31, 1994                          $(7,262)   $(1,996)    $414,912



See summary of accounting policies and notes to consolidated financial statements.




SUMMARY OF ACCOUNTING POLICIES
M.A. Hanna Company and Consolidated Subsidiaries




RESTATEMENTS

Prior year financial statements have been restated to reflect the Company's Day International printing and textile business as a discontinued operation. In addition, all shares and per share amounts have been restated to give effect to the three-for-two stock split in May 1994.

PRINCIPLES OF CONSOLIDATION

Majority-owned subsidiaries are consolidated in the financial statements and all significant intercompany accounts and transactions have been eliminated.

Investments in less than majority-owned companies are carried at cost adjusted for undistributed earnings and losses since acquisition, or at cost.

NET INCOME PER SHARE

Primary net income per share is computed by dividing net income by the average number of shares of common stock outstanding during the year. Shares of common stock held by the Associates Ownership Trust (AOT) enter into the determination of the average number of shares outstanding when the shares are released from the AOT to fund obligations under certain associate compensation and benefit plans. The effect of assuming the exercise of stock options and stock warrants (common stock equivalents) was not significant in 1994 and 1992.

For fully-diluted net income per share, the number of shares used for primary net income per share are increased by the common stock equivalents which would arise from the exercise of stock options and stock warrants and, in 1992, by the number of shares of common stock reserved under earnout provisions of certain purchase agreements.

CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents are highly liquid investments with a maturity of three months or less. Both cash equivalents and short-term securities are stated at cost.

INVENTORIES

Inventories are stated at the lower of cost or market. Domestic inventories ($119,644,000) are valued principally by the last-in, first-out (LIFO) cost method. Inventories of foreign subsidiaries are valued by the first-in, first-out (FIFO) method. The excess of current cost over LIFO cost was $9,937,000 at December 31, 1994 and $6,642,000 at December 31, 1993.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method at rates sufficient to depreciate the cost of the assets over their estimated productive lives.

Property items retired or otherwise disposed of are removed from the property and related allowance for depreciation accounts, and any profit or loss is included in operations.

GOODWILL AND OTHER INTANGIBLES

Goodwill is being amortized over 40 years by the straight-line method. Other intangibles ($25,857,000 net at December 31, 1994) are being amortized on a straight-line basis over 4 to 40 years. Accumulated amortization at December 31, 1994 and 1993 was $71,398,000 and $58,933,000, respectively. In 1993, net goodwill of $26,482,000 was written off in connection with the discontinuance of the elastomeric membrane roofing business.

The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value of goodwill and other intangibles will be reduced by the estimated shortfall of cash flows on a discounted basis.

INCOME TAXES

Effective January 1, 1992, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" was adopted. This Statement requires companies to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The cumulative effect of adopting Statement 109 increased net income for 1992 by $22,096,000 or $.74 per share.

Under Statement 109, deferred tax liabilities and assets are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.



NOTES TO FINANCIAL STATMENTS
M.A. Hanna Company and Consolidated Subsidiaries


ACQUISITIONS

In March 1994, the Company acquired certain assets of North Coast Compounders, a producer of thermoplastic elastomers and other materials and in July 1994, acquired Th. Bergmann GmbH & Co. Kunststoffwerk, one of Germany's largest producers of specialty and reinforced compounds. Both acquisitions were accounted for using the purchase method of accounting and operations from the respective dates of acquisition are included in the Consolidated Statements of Income. Had the acquisitions been made at the beginning of 1993, reported pro forma results of operations for 1993 and 1994 would not be materially different.

DISCONTINUED OPERATIONS

In December 1994, the Company adopted a plan to sell its Day International printing and textile business. The business consists of the manufacturing of printing blankets and other consumable supplies for the printing industry and the manufacturing of engineered consumable supplies for the textile industry. The Company believes the business will be sold in 1995.

In November 1993, the Company reached an agreement to sell its elastomeric membrane roofing business to Firestone Building Products Company, a division of Bridgestone/Firestone, Inc. The sale was consummated in the third quarter of 1994, resulting in an additional charge to earnings of $1,828,000 ($1,115,000 after tax) for costs incurred while obtaining government antitrust clearance for the sale. The Company recognized an after-tax charge of $30,000,000 in 1993 for the writeoff of goodwill and restructuring charges associated with the sale.

The Company received $2,320,000 and $9,180,000 during 1993 and 1992, respectively, representing the recovery of a prepetition bankruptcy claim Colowyo Coal Company had against a customer. The Company sold its interest in Colowyo in 1991.

Summary operating results of these discontinued businesses are as follows:


Dollars in thousands                      1994       1993        1992

Net sales                               $120,083   $148,699    $145,400
Income from operations
  before income taxes                   $ 18,891   $ 17,051    $ 14,617
Income taxes                               7,806      7,812       6,581
                                          11,085      9,239       8,036
Loss(gain) net of income taxes
  on disposal                              1,115     28,518      (4,268)
                                        $  9,970   $(19,279)   $ 12,304

At December 31, 1994, net assets of discontinued operations consisted of current assets of $31,724,000, current liabilities of $18,015,000, net fixed assets of $26,942,000, other noncurrent assets of $72,155,000 and other noncurrent liabilities of $9,591,000.

INCOME TAXES

Income taxes from continuing operations consist of the following:

Dollars in thousands                    1994         1993          1992

Current:
    Federal                            $20,740      $ 9,205        $4,794
    State                                4,664        2,660         1,888
    Foreign                              4,809        2,907         1,697
                                        30,213       14,772         8,379
Deferred:
    Federal                                110        2,730           529
    State                               (1,023)        (319)           18
    Foreign                                (82)        (826)         (107)
                                          (995)       1,585           440
                                       $29,218      $16,357        $8,819


A graph depicting the following information appears at this point:


               BOOK VALUE
            Dollars per share

 1990     1991     1992     1993     1994

14.21    11.11    11.34    10.26    11.62



The provision for income taxes from continuing operations differs from the amount computed by applying the U.S. statutory federal income tax rate as follows:

Dollars in thousands                      1994        1993      1992

Provision at statutory tax rate          $23,178     $13,179   $ 9,195
State income taxes                         2,367       1,528     1,258
Goodwill amortization                      2,784       3,169     2,488
Change in income tax rate                      -        (578)        -
Utilization of capital loss
  and tax credit carryforwards            (1,820)     (1,062)        -
Favorable adjustment of income
  tax liabilities                              -           -    (4,800)
Other - net                                2,709         121       678
                                         $29,218     $16,357   $ 8,819



Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has not provided deferred taxes on undistributed earnings of foreign subsidiaries and joint ventures because it is not practical to estimate the amount of tax payable upon any future remittance of these
earnings.   Significant components of the Company's deferred tax assets
(liabilities) for continuing operations are as follows:

Dollars in thousands                                  1994      1993

Basis differences from purchase accounting         $(13,705)   $(15,694)
Tax over book depreciation                          (13,665)    (15,754)
Other post-retirement benefits                       32,467      31,637
Associate benefits                                   22,064      18,699
Restructuring and plant closedown costs               7,699      11,917
Environmental costs                                   7,353       8,012
Inventory and receivable reserves                     6,734       8,026
Other                                                11,983       8,171
Tax credit carryforwards                                858      13,751
Capital loss carryforwards                           23,317      22,689
Valuation allowance                                 (23,317)    (24,762)
                                                   $ 61,788    $ 66,692



A graph depicting the following information appears at this point:



                           COMMON STOCK



             1990     1991     1992     1993     1994

High        18.17    17.25    20.00    22.67    28.88
Low          9.83    11.83    13.17    17.17    21.42
Close       12.83    13.33    19.25    21.75    23.75



For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax asset related to capital loss carryforwards which expire in 1995 and 1998. During 1994, the valuation allowance was increased by $375,000 due to increases in capital loss carryforwards and reduced $1,820,000 due to the utilization of tax credit carryforwards. During 1993, the valuation allowance was increased $370,000 due to the tax law change and was reduced by $1,062,000 due to the utilization of capital loss carryforwards.

Income before income taxes includes $12,624,000, $3,799,000 and $2,693,000 in 1994, 1993 and 1992, respectively, from foreign operations.


LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

Dollars in thousands                               1994         1993

9% Senior Notes due 1998                          $117,745     $150,000
9.375% Senior Notes due 2003                       118,025      150,000
Credit agreements                                   12,650       17,787
Other                                               41,132        4,988
                                                   289,552      322,775
Less current portion                                   683          723
                                                  $288,869     $322,052



Annual maturities of long-term debt for the next five years are: 1995-- $683,000; 1996--$18,552,000; 1997--$18,452,000; 1998--$131,048,000 and
1999--$614,000.

On June 30, 1994, the Company entered into a new revolving credit agreement with a group of financial institutions. The agreement provides for borrowings up to $200 million through June 1998 with interest rates determined at the time of the borrowing based on a choice of formulas specified in the agreement. At December 31, 1994, borrowings supported by this agreement were $12,650,000 at a rate of 6.70%.

In 1993, the Company entered into a credit agreement which provided for borrowings up to 150 million French francs through November 1996. In 1994, borrowings under this agreement were repaid and the credit agreement was terminated. At December 31, 1993, borrowings outstanding under this agreement were $17,787,000.

Other debt at December 31, 1994 and 1993 consists primarily of mortgages, industrial revenue bonds, and notes including $35.5 million of foreign borrowings related to an acquisition which will be refinanced in the first quarter of 1995. These obligations mature in various installments through December 2003 and are at interest rates ranging from 3.50% to 10.50%. The weighted average interest rate on short-term borrowings was 7.28% and 7.08% at December 31, 1994 and 1993, respectively.

In 1994, the Company repurchased $64,230,000 principal amount of Senior Notes in the open market, resulting in an extraordinary charge of $6,034,000 ($3,680,000 after tax).

The Senior Note agreements contain certain restrictions and conditions among which are limitations on cash dividends and other payments. Under the most restrictive of these agreements, approximately $114.4 million of retained earnings was free of such limitations at December 31, 1994.

STOCKHOLDERS' EQUITY

In May 1994, the Company issued 14,322,624 shares of common stock to effect a three-for-two stock split. The par value ($1 per share) of the additional shares issued was charged to capital surplus.

The Associates Ownership Trust (AOT) acquired shares of common stock from the Company in 1991 for a promissory note in the amount of $100,049,000. The shares acquired are to fund a portion of the Company's obligations under certain of its associate compensation and associate benefit plans for the 15-year term of the AOT. At December 31, 1994 the AOT holds 4,693,518 shares of the Company's common stock. Such shares are adjusted at each balance sheet date to their respective market value with an offsetting adjustment to capital surplus.

Under the Company's Stock Purchase Rights Plan each Right entitles the holder of common stock to buy from the Company one one-hundredth of a share of Cumulative Series A Preferred Stock, without par value for $95, subject to adjustment. The Rights become exercisable if certain triggering events occur, including the acquisition of 15% or more of the Company's common stock. The Company is entitled to redeem the Rights at $.01 per Right at any time until ten days after any person or group has acquired 20% of the Company's common stock and in certain circumstances thereafter. If a party owning 20% or more of the Company's common stock merges with the Company or engages in certain other transactions with the Company, each Right, other than the Rights held by the acquiring party, entitles the holder to purchase that number of additional common shares having a market value of two times the exercise price of the Right. The Rights expire on December 16, 2001.

The Company's stock option plans provide for granting options, including options to non-associate directors, at the market value at date of grant. Options are exercisable for ten years from the date of grant.

The following table summarizes the changes in the outstanding options for the three years ended December 31, 1994.


                                          SHARES         PRICE RANGE

Outstanding January 1, 1992             1,859,401     $ 8.167 - $16.833
Granted                                   172,200                18.833
Exercised                                (330,920)      8.167 -  16.833
Canceled or expired                        (6,430)      8.887 -  16.833
Outstanding December 31, 1992           1,694,251       8.167 -  18.833
Granted                                   375,465      19.833 -  20.50
Exercised                                (464,794)      8.167 -  16.833
Canceled or expired                       (25,275)     11.167 -  18.833
Outstanding December 31, 1993           1,579,647       8.167 -  20.50
Granted                                   342,913      22.125 -  27.125
Exercised                                 (77,320)      8.889 -  20.50
Canceled or expired                        (3,667)     14.833 -  20.50
Outstanding December 31, 1994           1,841,573       8.167 -  27.125



At December 31, 1994, options were exercisable for 1,099,126 shares (905,796 shares at December 31, 1993) at prices from $8.167 to $20.50 and 1,126,055 shares were reserved for future grants.



A graph depicting the following information appears at this point:



          INTERNATIONAL SALES
              In percent


1990     1991     1992     1993     1994

 9.8     11.3     12.7     13.6     14.2



BUSINESS SEGMENTS

The Company operates principally in the formulated polymers industry which consists of two major segments - processing and distribution. Processing includes production of custom plastic and rubber compounds and custom formulated colorants for the plastics industry. Distribution includes distributors of thermoplastic and thermoset resins and fiberglass materials and distributors of engineered plastic shapes. Sales are made through the Company's organization, distributors and representatives.

Other operations include the Company's diversified polymer products business, its marine and insurance operations and management fees. The Company is Managing Agent for Iron Ore Company of Canada (IOC) and owns approximately 8% of IOC's common stock. IOC incurred commission and management expense of $3,064,000 in 1994 ($2,648,000 in 1993 and
$2,628,000 in 1992) payable to the Company and $4,302,000 in 1994
($3,317,000 in 1993 and $3,294,000 in 1992) payable to 50% owned companies carried at equity. In December 1992 the Company sold Midland SouthWest, an oil and gas business for $5,290,000. No gain or loss was recognized as a result of this transaction.

A graph depicting the following information appears at this point:



   INTERNATIONAL OPERATING PROFITS
             In percent


1990     1991     1992     1993     1994

 7.4     10.9     10.8     10.0     14.2



Net sales, operating profit and identifiable assets by geographic area are as follows:


Dollars in thousands                  1994         1993          1992

Net sales
  Domestic                         $1,475,277   $1,220,555    $1,037,995
  International
    Europe                            130,461       93,595        68,296
    Other                             113,618       97,921        82,250
                                   $1,719,356   $1,412,071    $1,188,541

Operating profit
  Domestic                         $  104,484   $   83,104    $   69,315
  International
    Europe                             10,565        4,172         4,526
    Other                               6,764        5,070         3,829
                                   $  121,813   $   92,346    $   77,670


Identifiable assets
  Domestic                         $  868,201   $  859,193    $  845,406
  International
    Europe                            180,842       89,556       101,768
    Other                              62,902       49,087        42,007
Discontinued operations               103,215      125,774       163,384
                                   $1,215,160   $1,123,610    $1,152,565




                                                      Depreciation
                                         Operating        and         Capital     Identifiable
(Dollars in thousands)     Net Sales      Profit      Amortization  Expenditures    Assets

1994
Processing                $  942,999       $88,175       $34,254       $36,193    $  615,715
Distribution                 766,711        24,086         6,368         3,363       345,929
Other                         32,129         9,552           823             -        16,751
Intersegment activity        (22,483)            -             -             -             -
Corporate                          -       (27,042)          459         3,862       133,550
Discontinued operations            -             -             -         3,564       103,215
                          $1,719,356       $94,771       $41,904       $46,982    $1,215,160


1993
Processing                $  784,951       $65,427 (1)   $29,842       $15,494    $  522,122
Distribution                 628,887        19,409         6,930         3,185       296,449
Other                         33,479         7,510           936           727        16,281
Intersegment activity        (35,246)            -             -             -             -
Corporate                          -       (22,434)(2)       474            38       162,984
Discontinued operations            -             -             -         3,935       125,774
                          $1,412,071       $69,912       $38,182       $23,379    $1,123,610


1992
Processing                $  655,584       $54,110       $25,987       $13,088    $  489,900
Distribution                 533,392        15,990         6,709         2,627       286,296
Other                         36,201         7,570         2,182           363        24,101
Intersegment activity        (36,636)            -             -             -             -
Corporate                          -       (18,156)          543             -       188,884
Discontinued operations            -             -             -         3,076       163,384
                          $1,188,541       $59,514       $35,421       $19,154    $1,152,565



(1)    Includes $1,300,000 of restructuring costs.
(2)    Includes $1,730,000 gain from sale of assets.


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

A summary of the components of net periodic pension cost for the defined benefit plans and the total contributions charged to expense for the defined contribution plans follows:


Dollars in thousands                       1994       1993      1992

Defined benefit plans:
  Service costs                           $  743     $  617    $  650
  Interest cost on projected
    benefit obligation                     5,838      6,300     8,050
  Return on plan assets                   (5,073)    (6,258)   (8,364)
  Net amortization and deferral              930        815       656
  Net pension costs                        2,438      1,474       992
Defined contribution plans                 3,785      3,236     3,745
                                          $6,223     $4,710    $4,737



The Company has recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The liability has been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized past service cost, the balance of the liability at the end of 1994 and 1993 is reported as a separate reduction of stockholders' equity, net of applicable deferred income taxes.

The following table sets forth the funded status of the Company's defined benefit plans:


                                                    Accumulated Benefits       Assets Exceed
                                                       Exceed Assets        Accumulated Benefits
Dollars in thousands                                   1994      1993           1994     1993
Actuarial present value of benefit obligations:
  Accumulated benefit obligations
    including vested benefits of
    $73,428 in 1994 and $79,793 in 1993               $43,467  $66,528        $31,521  $16,000

Projected benefit obligation                          $44,414  $68,088        $31,981  $16,386
Plan assets at fair value                              30,182   46,953         36,909   21,199
Projected benefits in excess of
  (less than) plan assets                              14,232   21,135         (4,928)  (4,813)

Consisting of:
  Unrecognized net obligations (asset)                  1,190    1,969            135     (441)
  Unrecognized net actuarial (gains) or losses         14,022   17,842         (1,389)  (2,180)
  Adjustment to recognize minimum liability            14,265   18,251              -        -
  Accrued(prepaid) pension cost
    recognized in balance sheet                       $13,285  $19,575        $(3,674) $(2,192)


The projected benefit obligation was determined using an assumed discount rate of 8.25% (7.25% in 1993) and an assumed long-term rate of increase in compensation of 5%. The assumed long-term rate of return on plan assets is 8.5% (10% in 1993). The change in the discount rate caused the accumulated benefit obligation to decrease approximately $6,500,000.

In addition to providing pension benefits, the Company provides certain contributory and non-contributory health care and life insurance benefits for certain retired associates. Certain associates of the Company may become eligible for these post-retirement benefits if they reach retirement age while working for the Company.



A graph depicitng the following information appears at this point:



    LONG-TERM DEBT/TOTAL CAPITAL
             In percent


1990     1991     1992     1993     1994

19.5     46.5     46.8     46.8     41.0



Effective January 1, 1992, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" was adopted using the immediate recognition transition option. The standard requires recognition of the estimated future costs of providing health and other post-retirement benefits on an accrual basis. These benefits had previously been recognized as incurred. The cumulative effect of this accounting change reduced 1992 net income by $33,561,000 ($54,131,000 less related deferred income taxes of $20,570,000) or $1.13 per share.

The status of the Company's plans at December 31, 1994 and 1993 is as follows:

Dollars in thousands                                  1994      1993

Accumulated post-retirement benefit obligation
  Retirees                                          $57,134    $65,905
  Fully eligible active plan participants             3,747      5,167
  Other active plan participants                      9,732     13,193
                                                     70,613     84,265
  Unrecognized actuarial gain(loss)                  12,634     (3,146)
  Accrued post-retirement benefit obligation        $83,247    $81,119



Net periodic post-retirement benefit cost includes the following components:

Dollars in thousands                        1994       1993     1992

Service cost                                $1,069     $1,201   $1,127
Interest cost                                5,605      6,512    6,354
Net periodic post-retirement benefit cost   $6,674     $7,713   $7,481


The weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 12.0% (14.0% in 1993) and decreasing gradually to 6.25% in 2007 (5.25%
in 2009 in 1993) and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $8,209,000 at December 31, 1994 and the aggregate service and interest costs components of net periodic post-retirement benefit costs for 1994 by $1,011,000.

A discount rate of 8.25% (7.25% in 1993) was used in determining the accumulated benefit obligation. The change in the discount rate caused the accumulated benefit obligation to decrease approximately $9,600,000.



A graph depicting the following information appears at this point:


            RETURN ON EQUITY
               In percent


1990     1991     1992     1993     1994

 5.6      2.8      3.4      5.3      9.5



FINANCIAL INSTRUMENTS

The Company conducts business in various foreign currencies. As a result, it is subject to transaction exposures that arise from foreign exchange movements between the date that the foreign currency transaction is recorded and the date it is consummated. The Company has a policy of entering into intercompany lending transactions and hedging the foreign exchange through foreign exchange forward contracts. Gains and losses on intercompany debt are recognized currently as a component of accumulative translation adjustment. The Company has entered into such cross-currency foreign exchange contracts with maturities of up to five years to protect the Company from the risk that the future intercompany cash flows will be adversely affected by changes in exchange rates. The Company does not hold or issue financial instruments for trading purposes.

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at December 31, 1994. Foreign currency amounts are translated at exchange rates as of December 31, 1994. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Dollars in thousands
                                      Buy             Sell
      Currency:
        British pound sterling     $10,650          $     -
        Canadian dollar              6,502                -
        French franc                     -           18,695
        German deutschmark               -           13,174
        Other                        1,543                -
      Total                        $18,695          $31,869


The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. No counterparties are expected to fail to meet their obligations given their high credit ratings, so the Company usually does not obtain collateral for these instruments. There is no credit exposure from the foreign exchange contracts at December 31, 1994.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash, Cash Equivalents and Short-Term Securities: The carrying amounts reported in the balance sheet approximate fair value.

Long and Short-Term Debt: The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's Senior Notes is based on quoted market prices. The carrying amount of the Company's borrowings under its long-term revolving credit agreements and other long-term borrowings approximates fair value.

Foreign Exchange Contracts and Interest Rate Swaps: The fair value of short-term foreign exchange contracts is based on exchange rates at December 31, 1994. The fair value of long-term foreign exchange contracts and interest rate swaps is based on quoted market prices.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1993 are as follows:


                                        1994                  1993
                                Carrying    Fair       Carrying   Fair
Dollars in thousands             Amount     Value      Amount     Value

Cash and cash equivalents       $ 23,105  $ 23,105    $ 37,645  $ 37,645
Short-term securities                -         -         5,061     5,061
Notes payable to banks               931       931       2,478     2,478
Long-term debt
  9% Senior Notes                117,745   119,252     150,000   172,500
  9.375% Senior Notes            118,025   122,002     150,000   180,000
  Credit agreements               12,650    12,650      17,787    17,787
  Other                           41,132    41,132       4,988     4,988
Foreign exchange contracts           -      (1,681)        -         -
Interest rate swaps                  -          -          -         365


LEASE COMMITMENTS

Rental expense under operating leases for certain manufacturing facilities, warehouses, transportation equipment and data processing and office equipment was $16,890,000 in 1994, $15,859,000 in 1993 and
$14,202,000 in 1992. Certain of the Company's leases have options to renew, and there are no significant contingent rentals.

At December 31, 1994, future minimum lease commitments for noncancelable operating leases are:


Dollars in thousands

1995                                                $10,585
1996                                                  9,644
1997                                                  8,825
1998                                                  6,944
1999                                                  5,325
Thereafter                                           17,903
                                                    $59,226


CONTINGENCIES

The Company is involved in certain legal actions and claims arising in the ordinary course of business including lawsuits brought by the State of Idaho in 1983 and the United States government in 1993 seeking reimbursement from the Company and other defendants for alleged damages to the environment and clean-up costs for the area around the Blackbird Mine in Idaho.

Claims have also been made against a subsidiary of the Company for the costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. In April 1994, the New Jersey Department of Environmental Protection and Energy finalized a Record of Decision, which incorporates the agreed upon remediation to be performed by the Company's subsidiary at its Wharton, New Jersey site.

Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. In management's opinion, the aforementioned litigation and claims will be resolved without material adverse effect on the financial position of the Company.



A graph depicting the following information appears at this point:



              DIVIDENDS


1990     1991     1992     1993     1994

0.37     0.42     0.44     0.48     0.51



OTHER INCOME


Other income includes the following:

Dollars in thousands                        1994           1993        1992

Interest and dividends                      $3,025        $1,680       $3,006
Gain on sales of assets                         -          1,730          409
Other                                        1,041         1,606        1,835
                                            $4,066        $5,016       $5,250


OTHER EXPENSE


Other expense includes the following:

Dollars in thousands                        1994          1993         1992

Expenses of closed facilities               $5,930        $7,031       $7,091
Restructuring costs                            865         1,300            -
Other                                        3,044         1,419        1,826
                                            $9,839        $9,750       $8,917


DETAIL OF CURRENT AND OTHER LIABILITIES

Included in trade payables and accrued expenses and other liabilities at December 31 are:

Dollars in thousands                                1994          1993

Trade payables and accrued expenses:
    Trade payables                                 $178,166     $132,151
    Salaries and wages                               14,744       10,992
    Associate benefits                               37,933       27,841
    Restructuring and acquisition costs              19,808       16,018

Other liabilities:
    Plant closedown costs                            13,460       14,318
    Environmental costs                              12,808       18,449
    Associate benefits                               17,605       11,816
    Other post-retirement benefits                   77,898       75,186



A graph depicting the following information appears at this point:



          CAPITAL EXPENDITURES
      As a percent of depreciation


 1990     1991     1992     1993     1994

131.6    117.3     65.8     79.8    147.5



SUPPLEMENTAL CASH FLOW DATA



The following is a summary of noncash investing and financing activities:



Dollars in thousands                   1994         1993         1992

Acquisition of businesses
    Assets acquired                   $70,456       $33,130     $106,447
    Liabilities assumed                13,752         4,327       45,030
    Cash paid                          56,704        28,803       61,417
    Less cash acquired                  3,373           -          6,063
                                      $53,331       $28,803     $ 55,354

Debt of companies acquired            $ 4,692                   $ 11,084

Payment of additional purchase
  price of acquired business
  with treasury stock                                           $  6,802

Payment of incentive compensation
  awards with treasury stock          $   990       $   780     $    731

Release of common stock held by
  Associates Ownership Trust          $13,246       $ 8,260     $  4,207

Payment of stock option exercised
  with shares of common stock         $    38       $ 1,675



Quarterly Financial and Stock Price Data
M.A. Hanna Company and Consolidated Subsidiaries


Summarized unaudited quarterly financial and stock price data for 1994 and 1993 are as follows:


                                                First      Second       Third      Fourth
Dollars in thousands except per share data     Quarter     Quarter     Quarter     Quarter
1994
Net sales                                     $388,520    $422,516    $448,650    $459,670
Gross margin                                    72,214      80,575      84,130      89,401
Income(loss)
    Continuing operations                        6,210       9,370      11,269      10,155
    Discontinued operations                      2,047       2,573       1,625       3,725
    Extraordinary charge                             -      (3,680)          -           -
          Net income                             8,257       8,263      12,894      13,880
Income(loss) per common share (fully diluted)
    Continuing operations                         0.19        0.30        0.36        0.32
    Discontinued operations                       0.07        0.08        0.05        0.12
    Extraordinary charge                             -       (0.12)          -           -
          Net income                              0.26        0.26        0.41        0.44
Price range
    High                                         25.58       26.50       28.88       26.00
    Low                                          21.42       23.17       23.50       21.62
Cash dividends paid                              0.125       0.125       0.125       0.135

1993
Net sales                                     $337,324    $357,972    $361,993    $354,782
Gross margin                                    61,821      67,924      67,510      68,625
Income(loss)
    Continuing operations                        2,743       6,057       6,569       5,928
    Discontinued operations                      3,097       2,287       2,295     (26,958)
          Net income(loss)                       5,840       8,344       8,864     (21,030)
Income(loss) per common share (fully diluted)
    Continuing operations                         0.09        0.20        0.21        0.19
    Discontinued operations                       0.10        0.07        0.08       (0.87)
          Net income(loss)                        0.19        0.27        0.29       (0.68)
Price range
    High                                         20.50       22.17       21.42       22.67
    Low                                          17.17       18.67       17.33       19.25
Cash dividends paid                              0.117       0.117       0.117       0.125



During the fourth quarter of 1994, the Company adopted a plan to sell its Day International printing and textile business.  The operating results of this business have been reclassified as discontinued operations which has decreased previously reported income from continuing operations in 1994 by $2,047,000 in the first quarter ($.07 per share), $2,573,000 in the second quarter ($.08 per share) and $2,740,000 in the third quarter ($.08 per share) and decreased previously reported income from continuing operations in 1993 by $1,753,000 in the first quarter
($.06 per share), $2,067,000 in the second quarter ($.06 per share), $2,009,000 in the third quarter
($.07 per share) and $2,922,000 in the fourth quarter ($.09 per share).

Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year income per share amount.


SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries


Dollars in thousands except per share data               1994          1993        1992        1991         1990        1989
SUMMARY OF OPERATIONS
Net sales                                             $1,719,356    $1,412,071  $1,188,541  $1,006,638    $960,228    $918,276
Cost of goods sold                                     1,393,036     1,146,191     961,925     797,892     749,071     718,636
Selling, general and administrative                      213,318       179,228     152,366     147,998     137,674     135,741
Amortization of intangibles                               12,458        12,006      11,069      10,146       9,704       8,886
Interest on debt                                          28,549        32,258      32,509      23,221      18,301      21,128
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles            66,222        37,654      27,005     (16,195)     44,023      44,797
Income taxes                                              29,218        16,357       8,819       8,225      12,830       7,608
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                   37,004        21,297      18,186     (24,420)     31,193      37,189
Net income                                                43,294         2,018      19,025       1,875      55,871      86,920
Per share of common stock
    Income(loss) from continuing operations                 1.20          0.69        0.63       (0.72)       0.75        0.92
    Net income                                              1.40          0.07        0.66        0.02        1.35        2.23
    Dividends paid                                          0.51          0.48        0.44        0.42        0.37        0.30
Cash dividends paid on
    Common stock                                          15,688        14,003      12,630      15,267      15,175      11,812
    Preferred stock                                            -             -           -       1,031           -       2,125


BALANCE SHEET
Current assets                                          $565,615      $405,782    $416,739    $275,060    $276,711    $264,772
Current liabilities                                      337,491       259,680     229,327     195,610     181,471     167,272

Working capital                                          228,124       146,102     187,412      79,450      95,240      97,500
Property, plant and equipment - net                      204,135       184,296     195,117     184,877     183,536     173,477
Other assets                                             445,410       438,628     440,873     443,702     458,394     444,479
Net long-term assets of discontinued operations                -        94,904      99,836     121,374     129,869     137,304
Other liabilities                                       (173,888)     (176,422)   (174,558)   (118,082)   (161,674)   (175,310)
Long-term debt                                          (288,869)     (322,052)   (350,737)   (330,863)   (137,691)   (134,834)

Total stockholders' equity                              $414,912      $365,456    $397,943    $380,458    $567,674    $542,616
Shares of common stock outstanding                    35,694,094    35,611,522  35,100,108  34,245,075  39,937,572  41,682,807
Book value per share of common stock                      $11.62        $10.26      $11.34      $11.11      $14.21      $13.02




SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries

Dollars in thousands except per share data               1988 (1)

SUMMARY OF OPERATIONS
Net sales                                               $797,563
Cost of goods sold                                       614,465
Selling, general and administrative                      128,573
Amortization of intangibles                                6,456
Interest on debt                                          23,622
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles            28,554
Income taxes                                               4,107
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                   24,447
Net income                                                83,223
Per share of common stock
    Income(loss) from continuing operations                 0.49
    Net income                                              2.32
    Dividends paid                                          0.22
Cash dividends paid on
    Common stock                                           7,169
    Preferred stock                                        8,501


BALANCE SHEET
Current assets                                          $240,029
Current liabilities                                      166,185

Working capital                                           73,844
Property, plant and equipment - net                      154,477
Other assets                                             406,426
Net long-term assets of discontinued operations          141,552
Other liabilities                                       (169,470)
Long-term debt                                          (137,725)

Total stockholders' equity                              $469,104
Shares of common stock outstanding                    32,331,271
Book value per share of common stock                      $11.41




(1)    Prior to 1988, the Company was a natural resources company and not in the specialty chemicals business.
       Results for 1984 -1987 are excluded because they are not comparable to results for 1988 -1994.

STOCK INFORMATION
M. A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH. At December 31, 1994, the number of stockholders of record of the Company's common stock was 3,886.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                    RESULTS OF OPERATIONS
       M.A. Hanna Company and Consolidated Subsidiaries


RESULTS OF OPERATIONS

1994 Compared with 1993

Significant strategic and financial progress was made in 1994. The Company developed a capability in thermoplastic elastomers with the acquisition of North Coast Compounders and enhanced its capability in polymer processing with the acquisition of Th. Bergmann GmbH & Co. Kunststoffwerk, one of Germany's largest producers of specialty and reinforced compounds. Net sales were a record $1,719.4 million, an increase of 21.8% over net sales in 1993 of $1,412.1 million. Sales from processing businesses increased from $784.9 million in 1993 to $943.0 million in 1994 due to acquisitions in 1994 and 1993, higher unit volumes and pricing. Distribution sales increased $137.8 million to $766.7 million in 1994 due to higher unit volumes and pricing. Sales from other operations were comparable with 1993 levels.

Cost of goods sold increased from $1,146.2 million in 1993 to $1,393.0 million in 1994 and corresponds with the increase in net sales. Gross margins were 19.0% in 1994 and 18.8% in 1993. Gross margin dollars in 1994 were $326.3 million compared with $265.9 million in 1993 or an increase of 22.7%, which exceeds the growth in sales of 21.8%. Gross margins were favorably impacted by higher volumes and productivity improvements, partially offset by the mix of sales between processing and distribution businesses. Distribution businesses, which had a higher growth rate in net sales than processing businesses, carry a lower gross margin. Also impacting gross margins in 1994 was a $3.3 million provision for inventories valued by the last-in first-out cost method.

Selling, general and administrative expenses increased $34.1 million in 1994 to $213.3 million and is attributable to the higher level of sales, acquisitions made in 1994 and increased costs associated with the Company's incentive compensation programs due to the higher level of earnings. As a percentage of sales, selling, general and administrative expenses were 12.4% in 1994 compared with 12.7% in 1993.

Interest on debt decreased from $32.3 million in 1993 to $28.5 million in 1994 due to lower average borrowings outstanding and lower effective interest rates. During 1994, the Company repurchased $64.2 million of its Senior Notes in the open market, resulting in an extraordinary charge of $6.0 million ($3.7 million after-tax). Funds to repurchase the Senior Notes were obtained from existing cash flows as well as borrowings under the Company's credit agreement, which carry a lower rate of interest.

The Company's effective tax rate in 1994 was 44.1% compared with 43.4% in 1993. The tax rate in 1993 was favorably impacted by 1.6 percentage points from the enactment of a change in tax laws.

Income from continuing operations increased from $21.3 million in 1993 to $37.0 million in 1994, an increase of 73.8% on an increase in net sales of 21.8%.

In December 1994, the Company adopted a plan to sell its Day International printing and textile business. Accordingly, the operating results of the business have been reclassified as discontinued operations. Also included in 1994 amounts is a charge of $1.1 million related to the Company's elastomeric membrane roofing business for additional costs incurred while obtaining government antitrust clearance for the sale, which closed in the third quarter of 1994. The Company recognized an after-tax charge of $30.0 million in 1993 for the write-off of goodwill and restructuring charges associated with the sale. Also included in discontinued operations in 1993 is $1.5 million from the sale of a former natural resources affiliate.

1993 Compared with 1992

Net sales increased from $1,188.5 million in 1992 to $1,412.1 million in 1993. Sales from processing businesses increased $129.4 million from 1992 levels due to acquisitions made in both 1993 and 1992 and higher unit volumes. Distribution sales increased $95.5 million to $628.9 million in 1993 due to higher unit volumes and an acquisition made at the end of the third quarter in 1992. Sales from other operations decreased from $36.2 million in 1992 to $33.5 million in 1993 due to the sale of businesses in both years.

Cost of goods sold increased $184.3 million to $1,146.2 million in 1993 and corresponds with the sales increase. As a percentage of sales, cost of goods sold was 81.2% in 1993 compared with 80.9% in 1992. The resultant decrease in gross margin is due to a higher percentage of sales from distribution businesses, which carry a lower gross margin.

Selling, general and administrative expenses increased $26.9 million in 1993 over 1992 levels due to acquisitions in processing and distribution businesses. However, as a percentage of sales, selling, general and administrative expenses fell from 12.8% in 1992 to 12.7% in 1993, reflecting the Company's ongoing efforts to manage these costs.

Amortization expense increased from $11.1 million in 1992 to $12.0 million in 1993 due to acquisitions made in both 1993 and 1992.

The Company's effective tax rate in 1993 was 43.4% compared with 32.7% in 1992. The tax rate in both years was impacted by favorable tax adjustments. Tax expense in 1993 was reduced $.6 million from the enactment of a change in tax laws and tax expense in 1992 was reduced $4.8 million due to a favorable adjustment of income tax liabilities.

During the fourth quarter of 1993, the Company announced it had reached an agreement to sell its elastomeric membrane roofing business.
Accordingly, the operating results of this business were reclassified as discontinued operations. In addition, the Company recognized an after-tax charge of $30.0 million for the writeoff of goodwill and restructuring charges associated with the sale. Also included in discontinued operations is $1.5 million from the sale of a former natural resources affiliate.



A graph depicting the following information appears at this point:


     WORKING CAPITAL EXCLUDING CASH
            Percent of sales


1990     1991     1992     1993     1994

 6.2      4.7      8.4      6.2      5.9



Liquidity and Sources of Capital

The Company generated significant cash flows in 1994 from operations with $112.6 million provided from operating activities. Included in this amount was $4.4 million from reductions in operating working capital on an increase in net sales of $307.3 million. Payments of obligations from prior restructurings used $10.5 million. Investment activities used $76.2 million and include $47.0 million for capital expenditures and $57.4 million for acquisitions and payment of acquisition-related obligations. The sale of assets and cash from associated companies provided cash of $13.9 million and $8.8 million, respectively. Sales of short-term securities also provided $5.1 million. Financing activities used $51.2 million and include $15.7 million for the payment of dividends, $48.2 million in net reductions of outstanding debt and $1.5 million for shares repurchased, partially offset by $14.2 million in proceeds from the sale of common stock. The Company repurchased $64.2 million of its Senior Notes in the open market, resulting in an extraordinary after-tax charge of $3.7 million. Funds to repurchase the Senior Notes were obtained from existing cash flows as well as borrowings under the Company's credit agreements, which carry a lower rate of interest than the Senior Notes.

The Company entered into a new revolving credit agreement during 1994, replacing an existing credit agreement which provided for a reducing amount of credit availability. The new agreement provides commitments for borrowings up to $200 million through June 1998. The arrangement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement. At December 31, 1994, there were $12.7 million of outstanding borrowings supported by this agreement.

The Company also had a credit agreement which provided commitments for borrowings of up to 150 million French francs through November 1996. The agreement provided for interest rates to be determined at the time of borrowing. During the third quarter of 1994, borrowings under this agreement were repaid and the credit agreement was terminated.

In July 1994, the Company acquired Th. Bergmann GmbH & Co.
Kunststoffwerk. The Company entered into an acquisition financing agreement which provided for borrowings in German marks. It is the intent of the Company to refinance the acquisition financing in the first quarter of 1995.



A graph depicting the following information appears at this point:



        RETURN ON WORKING ASSETS
               In percent


1990     1991     1992     1993     1994

18.8     14.9     19.6     23.5     30.7



The current ratio at December 31, 1994 was 1.7:1 compared with 1.6:1 at December 31, 1993. Excluding the net assets of discontinued operations reported as a current asset in 1994, the current ratio at December 31, 1994 was 1.4:1. Long-term debt to total capital was 41.0% at December 31, 1994 and 46.8% at December 31, 1993.

The Company believes that its ability to generate cash flows from operations and the availability of funds under existing credit facilities will be sufficient to meet anticipated capital expenditure programs, payment of obligations from prior restructurings, dividends and other planned financial commitments in 1995 and throughout the term of the existing credit facilities.

Environmental Matters

The Company is subject to various laws and regulations concerning environmental matters. The Company is committed to a long-term environmental protection program that reduces releases of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns.

The Company is involved in certain legal actions and claims arising in the ordinary course of business including lawsuits brought by the State of Idaho in 1983 and the United States government in 1993 seeking reimbursement from the Company and other defendants for alleged damages to the environment and clean-up costs for the area around the Blackbird Mine in Idaho.

Claims have also been made against a subsidiary of the Company for costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. In April 1994, the New Jersey Department of Environmental Protection and Energy finalized a Record of Decision, which incorporates the agreed upon remediation to be performed by the Company's subsidiary at its Wharton, New Jersey site.

Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of reserves. In management's opinion, the aforementioned litigation and claims will be resolved without material adverse effect on the financial position of the Company.

On behalf of M.A. Hanna Management,

/s/  Douglas R. Schrank
Douglas R. Schrank
Vice President and Chief Financial Officer







REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Board of Directors
M. A. Hanna Company
Cleveland, Ohio


We have audited the accompanying consolidated balance sheets of
M. A. Hanna Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of
M. A. Hanna Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





                                           /s/  Ernst & Young LLP








Cleveland, Ohio
January 31, 1995