Form 10-K, Exhibit 13
period 1996-12-31
HANNA M A CO/DE
filed 1997-03-24
CIK 45370

                                                                              EXHIBIT 13

CONSOLIDATED STATEMENTS OF INCOME
M.A. Hanna Company and Consolidated Subsidiaries

                                                             Year Ended December 31
Dollars in thousands except per share data                 1996        1995       1994
Net Sales                                               $2,066,248  $1,901,954  $1,719,356

Costs and Expenses
    Cost of goods sold                                   1,685,167   1,552,643   1,393,036
    Selling, general and administrative                    243,505     218,823     213,318
    Interest on debt                                        20,033      26,278      28,549
    Amortization of intangibles                             14,313      13,969      12,458
    Other - net                                                339      (8,580)      5,773
                                                         1,963,357   1,803,133   1,653,134
Income from Continuing Operations Before
  Income Taxes and Extraordinary Charge                    102,891      98,821      66,222

    Income taxes                                            43,729      42,119      29,218
Income from Continuing Operations
  Before Extraordinary Charge                               59,162      56,702      37,004

    Income from discontinued operations                          -      45,337       9,970

    Extraordinary charge                                    (5,352)          -      (3,680)

Net Income                                              $   53,810  $  102,039  $   43,294


Net Income Per Share
      Primary
        Continuing operations                           $     1.29  $     1.22  $      .80
        Discontinued operations                                  -         .97         .21
        Extraordinary charge                                  (.11)          -        (.08)
        Net income                                      $     1.18  $     2.19  $      .93

      Fully diluted
        Continuing operations                           $     1.26  $     1.19  $      .79
        Discontinued operations                                  -         .95         .21
        Extraordinary charge                                  (.11)          -        (.08)
        Net income                                      $     1.15  $     2.14  $      .92


See summary of accounting policies and notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOWS
M. A. Hanna Company and Consolidated Subsidiaries




                                                              Year Ended December 31
Dollars in thousands                                      1996          1995          1994

Cash Provided from (Used for) Operating Activities
  Net income                                            $ 53,810      $102,039      $ 43,294
  Discontinued operations                                      -         4,797        13,910
  Depreciation and amortization                           50,116        47,241        41,904
  Companies carried at equity:
    Income                                                (6,058)       (6,459)       (6,112)
    Dividends received                                     7,104         8,213         7,033
  Changes in operating assets and liabilities:
    Receivables                                            3,743       (23,212)      (40,103)
    Inventories                                            3,197       (10,934)      (31,145)
    Prepaid expenses                                      (2,450)       (2,031)          725
    Trade payables and accrued expenses                   (1,978)        4,066        74,895
  Gain from sales of assets                                    -       (84,427)            -
  Restructuring payments                                 (13,157)      (17,289)      (10,540)
  Other                                                    8,248        11,911        12,664
  Extraordinary charge                                     8,774             -         6,034
        Net operating activities                         111,349        33,915       112,559

Cash Provided from (Used for) Investing
  Activities
  Capital expenditures                                   (49,532)      (55,885)      (46,982)
  Acquisitions of businesses, less cash acquired         (58,439)            -       (53,331)
  Acquisition payments                                    (1,805)       (2,969)       (4,106)
  Sales of assets                                         11,928       223,500        13,874
  Investments in associated and other companies           (2,862)       (4,775)            -
  Return of cash from associated and other companies       8,170         1,367         8,805
  Purchase of short-term securities                            -       (69,703)            -
  Sale of short-term securities                                -        69,703         5,061
  Other                                                        7        (7,211)          445
        Net investing activities                         (92,533)      154,027       (76,234)

Cash Provided from (Used for) Financing
  Activities
  Cash dividends paid                                    (18,291)      (16,962)      (15,688)
  Proceeds from the sale of common stock                   8,027         1,996        14,165
  Purchase of shares for treasury                        (28,830)      (24,969)       (1,472)
  Increase in debt                                       110,872        57,458       131,649
  Reduction in debt                                     (172,218)     (118,622)     (179,879)
        Net financing activities                        (100,440)     (101,099)      (51,225)

  Effect of exchange rate changes on cash                    417         1,287           360

Cash and Cash Equivalents
  Increase(decrease)                                     (81,207)       88,130       (14,540)
  Beginning of year                                      111,235        23,105        37,645

  End of year                                           $ 30,028      $111,235      $ 23,105

Cash Paid During Year
  Interest                                              $ 22,938      $ 26,724      $ 30,114
  Income taxes                                            31,731        85,830        19,927




See summary of accounting policies and notes to consolidated financial statements




CONSOLIDATED BALANCE SHEETS
M. A. Hanna Company and Consolidated Subsidiaries



                                                                       December 31
Dollars in thousands                                                1996         1995

Assets
  Current Assets
    Cash and cash equivalents                                    $   30,028   $  111,235

    Receivables
      Trade (less allowance of $7,572 in 1996
        and $11,034 in 1995)                                        284,132      258,274
      Other                                                           9,493        9,742
                                                                    293,625      268,016
    Inventories
      Finished products                                             134,655      126,411
      Raw materials and supplies                                     44,509       40,390
                                                                    179,164      166,801

    Prepaid expenses                                                  7,679        5,693
    Deferred income taxes                                            23,043       22,867
        Total current assets                                        533,539      574,612

  Property, Plant and Equipment
    Land                                                             18,040       14,655
    Buildings                                                       108,322       95,941
    Machinery and equipment                                         326,306      282,718
                                                                    452,668      393,314
    Less allowances for depreciation                                198,261      166,293
                                                                    254,407      227,021
  Other Assets
    Goodwill and other intangibles                                  355,538      321,778
    Investments and other assets                                     70,678       73,067
    Deferred income taxes                                            36,617       35,118
                                                                    462,833      429,963

        Total assets                                             $1,250,779   $1,231,596

Liabilities and Stockholders' Equity
  Current Liabilities
    Notes payable to banks                                       $    2,304   $    1,328
    Trade payables and accrued expenses                             348,608      333,176
    Current portion of long-term debt                                 1,027          747
          Total current liabilities                                 351,939      335,251

  Other Liabilities                                                 182,852      179,580

  Long-Term Debt
    Senior notes                                                    124,960      227,270
    Other                                                            82,745        4,717
                                                                    207,705      231,987
  Stockholders' Equity
    Preferred stock, without par value:
      authorized 5,000,000 shares:
      issued and outstanding 0 shares in 1996 and 1995
    Common stock, par value $1.00 per share:
      authorized 100,000,000 shares (50,000,000 shares in 1995);
     issued 65,261,907 shares in 1996 and 43,274,273
      shares in 1995                                                 65,262       43,274
    Capital surplus                                                 329,543      324,273
    Retained earnings                                               417,228      381,709
    Associates ownership trust (5,997,347
      shares in 1996 and 4,301,006 shares in 1995)                 (134,704)    (121,363)
    Cost of treasury stock (14,272,092 shares
      in 1996 and 8,631,355 shares in 1995)                        (165,675)    (137,181)
    Minimum pension liability adjustment                             (5,018)      (7,522)
    Accumulated translation adjustment                                1,647        1,588
           Total stockholders' equity                               508,283      484,778

           Total liabilities and stockholders' equity            $1,250,779   $1,231,596




See summary of accounting policies and notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries


Dollars in thousands except per share data
                                                                                                                        Associates
                                                 Preferred           Common            Capital           Retained       Ownership
                                                   Stock             Stock             Surplus           Earnings         Trust
Balance January 1, 1994                          $     -             $28,606           $299,389          $269,026       $(115,214)
    Net income                                                                                             43,294
    Cash dividends - $.34 per share                                                                       (15,688)
    Exercise of stock options                                             61              1,335
    Purchase of shares for treasury
    Sale of common stock (25,383 shares)                                  25                706
    Payment of incentive compensation awards
        and associate benefits                                                            3,115                            13,246
    Three-for-two common stock split                                  14,323            (14,323)
    Adjustment to market value                                                            9,503                           (9,503)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1994                              -              43,015            299,725           296,632        (111,471)
    Net income                                                                                            102,039
    Cash dividends - $.367 per share                                                                      (16,962)
    Exercise of stock options                                            228              4,678
    Purchase of shares for treasury
    Sale of common stock (30,502 shares)                                  31                755
    Payment of incentive compensation awards
        and associate benefits                                                              595                            8,628
    Adjustment to market value                                                           18,520                          (18,520)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1995                              -              43,274            324,273           381,709       (121,363)
    Net income                                                                                             53,810
    Cash dividends - $.402 per share                                                                      (18,291)
    Exercise of stock options                                            309              4,532
    Purchase of shares for treasury
    Sale of common stock (193,058 shares)                                 42              2,005                            4,041
    Payment of incentive compensation awards
        and associate benefits                                                              866                            2,122
    Three-for-two common stock split                                  21,637            (21,637)
    Adjustment to market value                                                           19,504                          (19,504)
    Minimum pension adjustment
    Translation adjustment

Balance December 31, 1996                        $     -             $65,262           $329,543          $417,228      $(134,704)


                                                                 Minimum
                                                                 Pension     Accumulated      Total
                                                  Treasury      Liability    Translation   Stockholders'
                                                    Stock       Adjustment    Adjustment      Equity
Balance January 1, 1994                          $(102,794)      $(8,577)      $(4,980)      $365,456
    Net income                                                                                 43,294
    Cash dividends - $.34 per share                                                           (15,688)
    Exercise of stock options                          (38)                                     1,358
    Purchase of shares for treasury                 (1,472)                                    (1,472)
    Sale of common stock (25,383 shares)                                                          731
    Payment of incentive compensation awards
        and associate benefits                         573                                     16,934
    Three-for-two common stock split                                                                -
    Adjustment to market value                                                                      -
    Minimum pension adjustment                                     1,315                        1,315
    Translation adjustment                                                       2,984          2,984

Balance December 31, 1994                         (103,731)       (7,262)       (1,996)       414,912
    Net income                                                                                102,039
    Cash dividends - $.367 per share                                                          (16,962)
    Exercise of stock options                       (1,483)                                     3,423
    Purchase of shares for treasury                (33,008)                                   (33,008)
    Sale of common stock (30,502 shares)                                                          786
    Payment of incentive compensation awards
        and associate benefits                       1,041                                     10,264
    Adjustment to market value                                                                      -
    Minimum pension adjustment                                      (260)                        (260)
    Translation adjustment                                                       3,584          3,584

Balance December 31, 1995                         (137,181)       (7,522)        1,588        484,778
    Net income                                                                                 53,810
    Cash dividends - $.402 per share                                                          (18,291)
    Exercise of stock options                         (817)                                     3,286
    Purchase of shares for treasury                (28,830)                                   (28,830)
    Sale of common stock (193,058 shares)                                                       6,088
    Payment of incentive compensation awards
        and associate benefits                       1,153                                      4,879
    Three-for-two common stock split                                                                -
    Adjustment to market value                                                                      -
    Minimum pension adjustment                                     2,504                        2,504
    Translation adjustment                                                          59             59

Balance December 31, 1996                        $(165,675)      $(5,018)       $1,647       $508,283




See summary of accounting policies and notes to consolidated financial statements



SUMMARY OF ACCOUNTING POLICIES
Dollars in thousands except per share data


PRINCIPLES OF CONSOLIDATION

Majority-owned   subsidiaries  are   consolidated   in   the
financial   statements  and  all  significant   intercompany
accounts and transactions have been eliminated.

Investments  in  less  than  majority-owned  companies   are
carried at cost adjusted for undistributed earnings and losses since acquisition, or at cost.

REVENUE RECOGNITION

Revenues are recognized when a product is shipped or a service is performed.

NET INCOME PER SHARE

Primary net income per share is computed by dividing net income by the average number of shares of common stock outstanding during the year. Shares of common stock held by the Associates Ownership Trust (AOT) enter into the determination of the average number of shares outstanding when the shares are released from the AOT to fund obligations under certain associate compensation and benefit plans. The effect of assuming the exercise of stock options (common stock equivalents) was not significant.

For fully-diluted net income per share, the number of shares used for primary net income per share are increased by the common stock equivalents which would arise from the exercise of stock options. Weighted average shares outstanding (fully diluted) for the years ended December 31, 1996, 1995 and 1994, restated for the June 1996 three-for-two stock split, were 46,936,313, 47,542,571 and 47,197,076, respectively.

CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash  equivalents  are  highly liquid  investments  with  an
original  purchased maturity of three months or less.   Both
cash equivalents and short-term securities are stated at cost, which approximates fair value.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and their break down among many different industries and geographical locations. The Company is exposed to credit risk with respect to foreign exchange contracts in the event of nonperformance by the counterparties to these financial instruments, which are major financial institutions. Management believes the risk of incurring material losses related to this credit risk is remote.

INVENTORIES

Inventories are stated at the lower of cost or market. Domestic inventories of $124,551 are valued principally by the last-in, first-out (LIFO) cost method. Inventories of international subsidiaries are valued by the first-in, first-out (FIFO) method. The excess of current cost over LIFO cost was $11,690 at December 31, 1996 and $13,469 at December 31, 1995.

PROPERTY, PLANT AND EQUIPMENT

Property,   plant   and  equipment  are  stated   at   cost.
Depreciation is computed principally by the straight-line method. Estimated asset lives are:

      Building and improvements    20 - 40 years
      Machinery and equipment       5 - 10 years

Property items retired or otherwise disposed of are removed from the property and related allowance for depreciation accounts, and any gain or loss is included in operations.

GOODWILL AND INTANGIBLES

Goodwill is being amortized over 40 years by the straight-line method. Other intangibles, net, of $16,007 and $21,174 at December 31, 1996 and 1995, respectively, are being amortized on a straight-line basis over 4 to 40 years. Accumulated amortization at December 31, 1996 and 1995 was $99,505 and $85,845, respectively.

The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value of goodwill and other intangibles will be reduced by the estimated shortfall of cash flows on a discounted basis.

INCOME TAXES

Deferred tax liabilities and assets are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATIONS

Assets and liabilities of international affiliates are translated at current exchange rates. Related translation adjustments are reported as a component of stockholders' equity. Revenues and expenses are translated at the average rates in effect during the period.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
M. A. Hanna Company and Consolidated Subsidiaries


ACQUISITIONS

In January 1996, the Company announced the successful completion of its tender offer for the outstanding stock of CIMCO, Inc., a producer of thermoplastic compounds and plastic components. Consistent with its strategy as an intermediary between the polymer producer and the end product manufacturer, the Company announced that it would sell CIMCO's plastic components business. Accordingly, the assets of the plastic components business were recorded at net realizable value and future operating losses were recorded
within  the  purchase price accounting.   The  sale  of  the
plastic components business was consummated in June 1996. In March 1996, the Company acquired Victor International Plastics Limited, a leading producer of color masterbatch in the United Kingdom. In addition, the Company acquired the United States based custom rubber mixing operations of Chase Elastomer in November 1996. These acquisitions were accounted for using the purchase method of accounting. Had the acquisitions been made at the beginning of 1995, reported pro forma results of operations for 1996 and 1995 would not be materially different.

DISCONTINUED OPERATIONS

In December 1994, the Company adopted a plan to sell its Day International printing and textile business. The business consists of the manufacturing of printing blankets and other consumable supplies for the printing industry and the manufacturing of engineered consumable supplies for the textile industry. In April 1995, the Company announced it had entered into an agreement to sell the business to American Industrial Partners Capital Fund. The sale consummated on June 6, 1995 with the Company realizing an after-tax gain of $40,254.

Summary operating results of this discontinued business are as follows:

                                            1995      1994

Net sales                                  $55,454  $120,083
Income from operations
  before income taxes                      $ 9,075  $ 18,891
Income taxes                                 3,992     7,806
                                             5,083    11,085
Gain(loss) net of income taxes
  on sale                                   40,254    (1,115)
                                           $45,337  $  9,970

INCOME TAXES


Income taxes from continuing operations consist of the following:

                                  1996       1995     1994
Current:
   Federal                       $24,613   $26,311  $20,740
   State                           4,022     4,541    4,664
   Foreign                         8,505     6,311    4,809
                                  37,140    37,163   30,213
Deferred:
   Federal                         4,055     3,704      110
   State                             759       497   (1,023)
   Foreign                         1,775       755      (82)
                                   6,589     4,956     (995)
                                 $43,729   $42,119  $29,218



The  provision  for income taxes from continuing  operations
differs  from   the  amount computed by  applying  the  U.S.
statutory federal income tax rate as follows:

                                       1996             1995             1994
                                  Amount  Percent  Amount Percent   Amount  Percent

Provision at statutory tax rate   $36,012   35.0%  $34,587  35.0%   $23,178   35.0%
State income taxes                  3,108    3.0     3,274   3.3      2,367    3.6
Goodwill amortization               2,811    2.7     2,613   2.6      2,784    4.2
Utilization of capital loss
   and  tax credit carryforwards        -      -         -     -     (1,820)  (2.7)
Other - net                         1,798    1.8     1,645   1.7      2,709    4.0
                                  $43,729   42.5%  $42,119  42.6%   $29,218   44.1%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has not provided deferred taxes on undistributed earnings of international subsidiaries and joint ventures as these earnings are considered indefinitely reinvested. The Company may consider repatriating these earnings, if at some future time the distribution results in no incremental tax cost.

Significant components of the Company's deferred tax  assets
(liabilities) are as follows:

                                                1996     1995


Basis differences from purchase accounting    $(5,481) $(9,359)
Property, plant and equipment                 (13,769) (14,186)
Other postretirement benefits                  32,956   32,640
Associate benefits                             17,121   21,152
Restructuring and plant closedown costs         4,611    4,483
Environmental costs                             7,079    6,816
Inventory and receivable allowances             3,830    6,256
Other                                          13,313   10,183
                                              $59,660  $57,985


Income  from  continuing  operations  before  income   taxes
includes  $26,980, $17,577 and $12,624 in  1996,  1995,  and
1994, respectively, from international operations.

LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

                                           1996      1995

9% Senior notes due 1998                $ 37,185  $109,245
9.375% Senior notes due 2003              87,775   118,025
6.875% Medium-term notes due 2004         20,000         -
Bank borrowings                           55,148         -
Other                                      8,624     5,464
                                         208,732   232,734
Less current portion                       1,027       747
                                        $207,705  $231,987



Annual maturities of long-term debt for the next five years are: 1997--$1,027; 1998--$40,481; 1999--$694; 2000--$707 and
2001--$721.

In June 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell up to $300 million of debt securities. On December 6, 1996, the Company issued $20 million of notes due in December 2004 at a rate of 6.875%. Interest is paid semi-annually.

Subsequent to December 31, 1996, the Company entered into a new revolving credit agreement with a group of financial institutions replacing an existing facility which would have expired in June 1998. The new agreement provides for borrowings up to $200 million through January 2002 with interest rates determined at the time of the borrowing based on a choice of formulas specified in the agreement. There were no borrowings under these agreements at December 31,
1996 and 1995. At December 31, 1996, the Company had $55,148 of borrowings from uncommitted bank lines at interest rates ranging from 5.70% to 7.70% and a weighted average interest rate of 6.49%.

Other debt at December 31, 1996 and 1995 consists primarily of mortgages, industrial revenue bonds, and notes. These obligations mature in various installments through September 2005 and are at interest rates ranging from 3.50% to 9.50%. The Company also had $2,304 and $1,328 of outstanding notes payable to banks at December 31, 1996 and 1995 at weighted average interest rates of 9.75% and 8.37%, respectively.

In 1996, 1995 and 1994, the Company repurchased $102,310, $8,500 and $64,230, respectively, principal amount of Senior Notes in the open market, resulting in an extraordinary charge of $8,774 in 1996 and $6,034 in 1994 ($5,352 and
$3,680 after tax, respectively).

The Senior Note agreements contain certain restrictions and conditions among which are limitations on cash dividends and other payments. Under the most restrictive of these agreements, approximately $199,049 of retained earnings was free of such limitations at December 31, 1996.

STOCKHOLDERS' EQUITY

In June 1996, the Company issued 21,636,612 shares of common stock to effect a three-for-two stock split. The par value ($1 per share) of the additional shares issued was charged to capital surplus. All share and per share amounts have been retroactively restated for the three-for-two stock split in 1996.

The Associates Ownership Trust (AOT) acquired shares of common stock from the Company in 1991 for a promissory note in the amount of $100,049. The shares acquired are to fund a portion of the Company's obligations under certain of its associate compensation and associate benefit plans for the 15-year term of the AOT. Such shares are adjusted at each balance sheet date to their respective market value with an offsetting adjustment to capital surplus.

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

The Company's 1988 Long-Term Incentive Plan provides for the granting of options, including options to nonassociate directors, up to 4,942,913 shares. The exercise price of each option equals the market price of the Company's stock on the date of grant; options have a life of ten years. Options vest according to a graded vesting schedule of one-third one year from the date of grant, one-third two years from the date of grant and one-third three years from the date of grant.

The Company applies the intrinsic value based method of accounting prescribed by APB Opinion No. 25 for this plan. Accordingly, no compensation expense has been recognized for its fixed stock option plan as options are granted at fair market value. Had compensation expense for the Company's stock based compensation plan been determined based on the fair value at the grant dates for awards under that plan consistent with the method of FAS No. 123, the Company's 1996 net income, primary earnings per share and fully diluted earnings per share amounts would have been reduced to $53,065, $1.16 and $1.13, respectively. The effect on 1995 net income and earnings per share amounts was not material.

The imputed fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 2.08% and 2.56%; expected volatility of 22.6% and 27.4%; risk-free interest rate of 6.25% for all years and expected life of ten years for all years.

The following table summarizes the changes in the outstanding options for the three years ended December 31, 1996:

                               1996                       1995                      1994
                                     Weighted                  Weighted                  Weighted
                                      Average                   Average                   Average
                          Shares   Exercise Price   Shares   Exercise Price    Shares   Exercise Price
Outstanding at
  beginning of year      2,821,484     $12.39      2,762,360     $11.05      2,369,471      $10.04
Granted                    456,521      21.15        422,198      17.33        514,370       14.97
Exercised                 (309,131)      8.39       (342,416)      7.60       (115,980)       7.61
Canceled or expired        (17,640)     15.49        (20,658)     14.23         (5,501)      13.39
Outstanding at
  end of year            2,951,234      14.14      2,821,484      12.39      2,762,360       11.05

Options exercisable
  at end of year         1,862,317                 1,713,188                 1,648,689
Weighted-average
  fair value of
  options granted during
  the year                   $7.54                     $6.82



The following table summarizes information about options outstanding at December 31, 1996:

                                   Options Outstanding                        Options Exercisable
                                     Weighted Average      Weighted                      Weighted
      Range of            Options       Remaining          Average         Options        Average
  Exercise Prices       Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
$ 5.963 to $ 8.500         367,256      1.8 years          $ 7.70           367,256        $ 7.70
  9.778 to  13.667       1,233,663      4.7 years           12.07         1,106,420         11.89
 14.750 to  16.945         485,807      7.0 years           14.92           244,328         14.94
 17.333 to  23.083         864,508      9.4 years           19.38           144,313         17.35
                         2,951,234                                        1,862,317


At December 31, 1996, 589,111 shares were available for grants.

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

Other operations include the Company's diversified polymer products business, its marine and insurance operations and management fees. The Company was the Managing Agent for Iron Ore Company of Canada (IOC) through December 1996 and through
May 1995 owned approximately 8% of IOC's common stock. The sale of the Company's investment in IOC resulted in a pre-tax gain  of  $9,334  in  1995.  IOC incurred management  expense  of
$3,061  in  1996 ($3,162 in 1995 and $3,064 in 1994)  payable  to the Company and commission expense of $6,035 in 1996 ($5,169 in 1995 and $4,302 in 1994) payable to 50% owned companies carried at equity.

Net   sales,   operating  profit  and  identifiable   assets   by
geographic area are as follows:


                              1996          1995           1994
Net sales
 Domestic                  $1,637,252     $1,579,424     $1,475,277
 International
  Europe                      234,263        187,790        130,461
  Other                       194,733        134,740        113,618
                           $2,066,248     $1,901,954     $1,719,356

Operating profit
 Domestic                  $  116,091     $  112,919     $  104,484
 International
  Europe                       16,154         13,982         10,565
  Other                        15,450         10,274          6,764
                           $  147,695     $  137,175     $  121,813


Identifiable assets
 Domestic                  $  950,441     $  991,667     $  868,201
 International
  Europe                      201,364        175,767        180,842
  Other                        98,974         64,162         62,902
 Discontinued operations            -              -        103,215
                           $1,250,779     $1,231,596     $1,215,160


                                                       Depreciation
                                           Operating        and         Capital      Identifiable
                            Net Sales       Profit     Amortization  Expenditures       Assets

1996
Processing                  $1,129,962     $ 96,691       $42,660       $42,778       $  758,314
Distribution                   926,230       40,497         5,909         6,140          360,564
Other                           32,473       10,507           746           157            7,926
Intersegment activity          (22,417)           -             -             -                -
Corporate                            -      (24,771)          801           457          123,975
                            $2,066,248     $122,924       $50,116       $49,532       $1,250,779


1995
Processing                  $1,023,672     $ 92,404       $39,745       $49,542       $  656,655
Distribution                   862,077       35,509         5,991         3,804          354,599
Other                           33,421        9,262           890           250           16,323
Intersegment activity          (17,216)           -             -             -                -
Corporate                            -      (12,076)(1)       615           760          204,019
Discontinued operations              -            -             -         1,529                -
                            $1,901,954     $125,099       $47,241       $55,885       $1,231,596


1994
Processing                  $  942,999     $ 88,175       $34,254       $36,193       $  615,715
Distribution                   766,711       24,086         6,368         3,363          345,929
Other                           32,129        9,552           823             -           16,751
Intersegment activity          (22,483)           -             -             -                -
Corporate                            -      (27,042)          459         3,862          133,550
Discontinued operations              -            -             -         3,564          103,215
                            $1,719,356     $ 94,771       $41,904       $46,982       $1,215,160



(1)    Includes $9,334 gain from sale of assets.



PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has noncontributory defined benefit plans covering certain of its associates which comply with federal funding requirements. Benefits for these plans are based primarily on years of service and qualifying compensation during the final years of employment. Plan assets include marketable equity securities (including stock of the Company), money market funds and fixed income securities.

The  Company  also sponsors defined contribution  plans  for
certain   of  its  associates,  which  provide  for  Company
contributions of a specified percentage of each associate's total compensation.

A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to expense for the defined contribution plans follows:

                                   1996      1995      1994
Defined benefit plans
  Service cost                    $  430    $  306    $  743
  Interest cost on projected
    benefit obligation             5,911     6,161     5,838
  Return on plan assets           (6,933)   (6,215)   (5,073)
  Net amortization and deferral    1,735     1,869       930
  Net pension cost                 1,143     2,121     2,438
Defined contribution plans         5,213     5,006     3,785
                                  $6,356    $7,127    $6,223



The   Company  has  recorded  a  minimum  pension  liability
representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The liability has been offset by intangible assets to the extent possible. Because the intangible assets recognized may not exceed the amount of unrecognized prior service cost plus unrecognized obligations at transition that remain at December 31 each year, the balance of the liability at the end of 1996 and 1995 is reported as a separate reduction of stockholders' equity, net of applicable deferred income taxes.

The following table sets forth the funded status of the Company's defined benefit plans:

                                               Accumulated Benefits     Assets Exceed
                                                  Exceed Assets      Accumulated Benefits
                                                  1996      1995        1996     1995
Actuarial present value of benefit obligations:
  Accumulated benefit obligations
    including vested benefits of
    $75,799 in 1996 and $80,996 in 1995          $46,155  $48,369     $31,540  $34,442

Projected benefit obligation                     $47,494  $49,617     $31,873  $34,966
Plan assets at fair value                         44,455   37,804      42,251   41,198
Projected benefits in excess of
  (less than) plan assets                          3,039   11,813     (10,378)  (6,232)

Consisting of:
   Unrecognized net transition obligation            797      994         150      143
   Unrecognized net actuarial (gains) or losses   10,244   14,507      (5,861)  (3,411)
   Adjustment to recognize minimum liability       9,870   14,334           -       -
   Accrued(prepaid) pension cost
     recognized in balance sheet                 $ 1,868  $10,646     $(4,667) $(2,964)


The projected benefit obligation was determined using an assumed discount rate of 7.75% (7.25% in 1995) and an assumed long-term rate of increase in compensation of 5%. The assumed long-term rate of return on plan assets is 8.5%. The 1996 change in the discount rate caused the accumulated benefit obligation to decrease approximately $3,605.

In addition to providing pension benefits, the Company provides certain contributory and noncontributory health care and life insurance benefits for certain retired associates. Certain associates of the Company may become eligible for these postretirement benefits if they reach retirement age while working for the Company.

The status of the Company's plans, which are unfunded, at December 31, 1996 and 1995 is as follows:

                                                1996       1995
Accumulated postretirement benefit obligation
  Retirees                                     $49,128   $53,924
  Fully eligible active plan participants        4,931     4,421
  Other active plan participants                 9,425    10,528
                                                63,484    68,873
  Unrecognized actuarial gain                   21,019    14,819
  Accrued postretirement benefit obligation    $84,503   $83,692



Net   periodic  postretirement  benefit  cost  includes  the
following components:

                                              1996     1995   1994


Service cost                                 $1,060   $  915  $1,069
Interest cost                                 4,863    5,196   5,605
Amortization of unrecognized actuarial gain (425) (799) - Net periodic postretirement benefit cost $5,498 $5,312 $6,674


The weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.0% at December 31, 1996 and 11.5% at December 31, 1995 and decreasing gradually to 5.25% in 2005 (5.25% in 2009 in 1995) and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $9,377 at December 31, 1996 and the aggregate service and interest costs components of net periodic postretirement benefit costs for 1996 by $1,076.

A discount rate of 7.75% (7.25% in 1995) was used in determining the accumulated benefit obligation. The change in the actuarial assumptions caused the accumulated benefit obligation to decrease approximately $5,900.

FINANCIAL INSTRUMENTS

The Company conducts business in various foreign currencies. As a result, it is subject to transaction exposures that arise from foreign exchange movements between the date that the foreign currency transaction is recorded and the date it is consummated. These foreign exchange contracts do not subject the Company's results to risk due to exchange rate movements because gains and losses on these contracts generally offset gains or losses on the assets and liabilities being hedged. The Company has a policy of entering into firm intercompany lending transactions and hedging the foreign exchange exposure through foreign exchange contracts. The Company has entered into such cross-currency foreign exchange contracts with maturities of up to three years to protect the Company from the risk that the future intercompany cash flows will be adversely affected by changes in exchange rates. Gains and losses on these positions are deferred and included in the basis of the transaction when it is completed. The Company does not hold or issue financial instruments for trading purposes.

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at December 31, 1996. Foreign currency amounts are translated at exchange rates as of December 31, 1996. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.
                                     Buy         Sell
      Currency
       German deutschmark          $     -      $44,312
       French franc                      -       10,646
       Australian dollar             3,833            -
       Belgian franc                 3,370            -
       British pound sterling            -        2,907
       Other                         2,902          993
                                   $10,105      $58,858

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash,  Cash  Equivalents  and  Short-Term  Securities:    The
carrying amounts reported in the balance sheet approximate fair value.

Long and Short-Term Debt: The carrying amount of the Company's short-term borrowings approximates fair value. The fair value of the Company's Senior and Medium-term Notes is based on quoted market prices. The carrying amount of the Company's borrowings under its variable interest rate long-term revolving credit agreements and other long-term borrowings approximates fair value.

Foreign  Exchange  Contracts:  The fair value  of  short-term foreign  exchange  contracts is based on  exchange  rates  at
December  31,  1996.   The fair value  of  long-term  foreign
exchange contracts is based on quoted market prices.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

                                   1996               1995
                            Carrying   Fair    Carrying   Fair
                             Amount    Value    Amount    Value

Cash and cash equivalents    $30,028  $30,028  $111,235  $111,235
Notes payable to banks         2,304    2,304     1,328     1,328
Long-term debt
  9% Senior Notes             37,185   38,784   109,245   117,471
  9.375% Senior Notes         87,775   98,958   118,025   138,951
  6.875% Medium-Term Notes    20,000   19,762         -         -
  Bank borrowings             55,148   55,148         -         -
  Other                        8,624    8,624     5,464     5,464
Foreign exchange contracts         -    1,025         -    (2,372)



LEASE COMMITMENTS

Rental expense under operating leases for certain manufacturing facilities, warehouses, transportation equipment and data processing and office equipment was $18,646 in 1996, $17,843 in 1995 and $16,890 in 1994.
Certain of the Company's leases have options to renew, and there are no significant contingent rentals.

At  December 31, 1996, future minimum lease commitments  for noncancelable operating leases are $13,644 in 1997,  $10,629 in  1998, $8,227 in 1999, $5,573 in 2000, $4,559 in 2001 and
$13,525 thereafter.

CONTINGENCIES

Claims have been made against a subsidiary of the Company for the costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. In management's opinion, the aforementioned claims will be resolved without material adverse effect on the financial position, results of operations or cash flows of the Company.

LITIGATION

The Company is engaged in legal proceedings arising in the ordinary course of business. The Company believes that the ultimate outcome of these proceedings will not have material adverse impact on the Company's financial position, results of operations or cash flows.

OTHER - NET

Other - net includes the following:

                                  1996       1995     1994


Interest and dividends          $(1,578)  $(4,809)  $(3,025)
Gain on sale of assets                -    (9,334)        -
Expenses of closed facilities     4,160     4,854     5,930
Restructuring costs                   -         -       865
Other                            (2,243)      709     2,003
                                $   339   $(8,580)  $ 5,773


DETAIL OF CURRENT AND OTHER LIABILITIES

Trade payables and accrued expenses and other liabilities at December 31 are comprised of the following items. Associate benefit accruals include employee health, life and disability insurance, profit sharing and incentive compensation, pension expense, workers' compensation costs and vacation pay.

                                           1996     1995
Trade payables and accrued expenses:
    Trade payables                       $217,142  $188,265
    Salaries and wages                     14,760    16,288
    Associate benefits                     37,510    35,124
    Restructuring and acquisition costs    11,803    13,540
    Other postretirement benefits           4,970     4,532

Other liabilities:
    Plant closedown costs                  12,933    11,864
    Environmental costs                    16,097    14,217
    Associate benefits                     28,036    32,891
    Other postretirement benefits          79,533    79,160


SUPPLEMENTAL CASH FLOW DATA

The following is a summary of noncash investing and financing activities.

                                     1996      1995       1994
Acquisition of businesses
    Assets acquired                $130,712             $70,456
    Liabilities assumed              68,574              13,752
    Cash paid                        62,138              56,704
    Less cash acquired                3,699               3,373
                                   $ 58,439             $53,331

Debt of companies acquired         $ 19,106             $ 4,692

Payment of incentive compensation
  awards with treasury stock       $  2,019   $ 1,636   $   990

Payment of stock options exercised
  with shares of common stock      $    817   $ 1,483   $    38

Release of common stock held by
  Associates Ownership Trust       $  2,122   $ 8,628   $13,246

Transfer of common stock released
  from Associates Ownership Trust
    to treasury stock                         $(8,039)


Quarterly Financial and Stock Price Data
M.A. Hanna Company and Consolidated Subsidiaries

Summarized unaudited quarterly financial and stock price data for 1996 and 1995 are as follows:


                                              First       Second        Third       Fourth
                                             Quarter      Quarter      Quarter      Quarter
1996
Net sales                                    $497,451     $537,348     $531,928     $499,521
Gross margin                                   91,456       98,595       95,777       95,253
Income
    Continuing operations                      13,353       15,658       15,442       14,709
    Extraordinary charge                       (1,575)      (3,777)           -            -
          Net income                           11,778       11,881       15,442       14,709
Income per common share (fully diluted)
    Continuing operations                         .28          .33          .33          .32
    Extraordinary charge                         (.03)        (.08)           -            -
          Net income                              .25          .25          .33          .32
    Price range
          High                                  23.58        24.08        22.88        23.13
          Low                                   17.75        20.13        18.38        20.75
    Cash dividends paid                          .097          .10          .10         .105

1995
Net sales                                    $492,772     $483,295     $464,078     $461,809
Gross margin                                   90,504       90,077       85,032       83,698
Income
    Continuing operations                      12,014       19,360       13,311       12,017
    Discontinued operations                     2,931       42,406            -            -
          Net income                           14,945       61,766       13,311       12,017
Income per common share (fully diluted)
    Continuing operations                         .25          .41          .28          .26
    Discontinued operations                       .06          .89            -            -
          Net income                              .31         1.30          .28          .26
    Price range
          High                                  17.25        18.33        20.00        18.67
          Low                                   15.33        16.00        17.17        15.67
    Cash dividends paid                           .09          .09          .09         .097



Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year income per share amount.



SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries


                                                          1996        1995         1994         1993           1992         1991
Summary of Operations
Net sales                                            $ 2,066,248  $ 1,901,954  $ 1,719,356  $ 1,412,071  $ 1,188,541   $ 1,006,638
Cost of goods sold                                     1,685,167    1,552,643    1,393,036    1,146,191      961,925       797,892
Selling, general and administrative                      243,505      218,823      213,318      179,228      152,366       147,998
Amortization of intangibles                               14,313       13,969       12,458       12,006       11,069        10,146
Interest on debt                                          20,033       26,278       28,549       32,258       32,509        23,221
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles           102,891        98,821      66,222       37,654       27,005       (16,195)
Income taxes                                              43,729        42,119      29,218       16,357        8,819         8,225
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                   59,162       56,702       37,004       21,297       18,186       (24,420)
Net income                                                53,810      102,039       43,294        2,018       19,025         1,875
Per share of common stock
    Income(loss) from continuing operations                 1.29         1.22          .80          .46          .42          (.48)
    Net income                                              1.18         2.19          .93          .05          .44           .01
    Dividends paid                                           .40          .37          .34          .32          .29           .28
Cash dividends paid on
    Common stock                                          18,291       16,962       15,688       14,003       12,630        15,267
    Preferred stock                                            -            -            -            -            -         1,031


Balance Sheet
Current assets                                       $   533,539  $   574,612  $   565,615  $   405,782  $   416,739   $   275,060
Current liabilities                                      351,939      335,251      337,491      259,680      229,327       195,610

Working capital                                          181,600      239,361      228,124      146,102      187,412        79,450
Property, plant and equipment - net                      254,407      227,021      204,135      184,296      195,117       184,877
Other assets                                             462,833      429,963      445,410      438,628      440,873       443,702
Net long-term assets of discontinued operations                -            -            -       94,904       99,836       121,374
Other liabilities                                       (182,852)    (179,580)    (173,888)    (176,422)    (174,558)     (118,082)
Long-term debt                                          (207,705)    (231,987)    (288,869)    (322,052)    (350,737)     (330,863)

Total stockholders' equity                           $   508,283  $   484,778  $   414,912  $   365,456  $   397,943   $   380,458
Shares of common stock outstanding                    50,989,815   51,964,377   53,541,141   53,417,283   52,650,162    51,367,613
Average fully diluted shares outstanding              46,936,313   47,542,571   47,197,076   46,757,985   44,494,047    54,479,369
Book value per share of common stock                 $      9.97  $      9.33  $      7.75  $      6.84  $      7.56   $      7.41


                                                           1990          1989          1988
Summary of Operations
Net sales                                              $   960,228   $   918,276   $   797,563
Cost of goods sold                                         749,071       718,636       614,465
Selling, general and administrative                        137,674       135,741       128,573
Amortization of intangibles                                  9,704         8,886         6,456
Interest on debt                                            18,301        21,128        23,622
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles              44,023        44,797        28,554
Income taxes                                                12,830         7,608         4,107
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                     31,193        37,189        24,447
Net income                                                  55,871        86,920        83,223
Per share of common stock
    Income(loss) from continuing operations                    .50           .61           .33
    Net income                                                 .90          1.49          1.55
    Dividends paid                                             .25           .20           .15
Cash dividends paid on
    Common stock                                            15,175        11,812         7,169
    Preferred stock                                              -         2,125         8,501


Balance Sheet
Current assets                                         $   276,711   $   264,772   $   240,029
Current liabilities                                        181,471       167,272       166,185

Working capital                                             95,240        97,500        73,844
Property, plant and equipment - net                        183,536       173,477       154,477
Other assets                                               458,394       444,479       406,426
Net long-term assets of discontinued operations            129,869       137,304       141,552
Other liabilities                                         (161,674)     (175,310)     (169,470)
Long-term debt                                            (137,691)     (134,834)     (137,725)

Total stockholders' equity                             $   567,674   $   542,616   $   469,104
Shares of common stock outstanding                      59,906,358    62,524,211    48,496,907
Average fully diluted shares outstanding                63,121,700    63,498,519    62,772,741
Book value per share of common stock                   $      9.47   $      8.68   $      7.61


Shareowner Information
M.A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH.
At December 31, 1996, the number of shareowners of record of the Company's common stock was 4,484.




MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Revenues in 1996 exceeded $2 billion and established a new record for your Company. The revenue increase of 8.6% in 1996 was leveraged into a 16.0% increase in earnings from continuing operations. Significant strategic objectives were also reached in 1996. Your Company consummated three acquisitions which expanded its product portfolio and increased its international presence. Your Company opened a new rubber compounding facility and currently has three additional facilities under construction - a domestic colorant facility and two facilities in China - one dedicated to colorants and one dedicated to plastic compounding.

1996 Compared with 1995

Net sales were a record $2,066.2 million, an increase of 8.6% over 1995. Sales from processing businesses increased from $1,023.7 million in 1995 to $1.130.0 million in 1996 or an increase of 10.4%. Excluding acquisitions, sales from processing businesses were $1,015.0 million, down .8% from
1995   due   to  lower  volumes,  particularly   in   rubber
compounding which experienced a decline in spot tire and toll compounding. Distribution revenues increased 7.4% to $926.2 million in 1996 compared with $862.1 million in 1995 based on higher volumes, partially offset by lower pricing. Sales from other operations were comparable with 1995
levels.   Included in other operations are $4.9  million  in
revenues  from the management of Iron Ore Company of  Canada
and  our  ownership interest in a related sales agency.   No
revenues will be earned in 1997 from these activities due to the expiration of our management contract and the sale of our ownership interest in the sales agency, which will close in the first half of 1997.

Cost of goods sold increased $132.5 million to $1,685.2 million in 1996 corresponding with the increase in sales. Gross margins in both years were 18.4%. Impacting gross margins was a reduction in LIFO reserves of $1.8 million in 1996 compared with a LIFO charge of $3.3 million in 1995. In addition, acquisitions in 1996 had a negative impact on gross margins of .5% points.

Selling, general and administrative expenses increased $24.7 million in 1996 to $243.5 million. The increase is attributable to the higher level of sales, acquisitions made in 1996, increased costs associated with the development of HannaLinkTM, the Company's information system, and higher costs associated with the Company's incentive compensation programs. Selling, general and administrative expenses as a percentage of sales were 11.8% in 1996 compared with 11.5% in 1995.

Interest on debt decreased from $26.3 million in 1995 to $20.0 million in 1996 due to lower average borrowings outstanding. During 1996, the Company repurchased $102.3 million of its Senior Notes in the open market, resulting in an extraordinary charge of $8.8 million ($5.4 million after-
tax). Funds to repurchase the Senior Notes were obtained from existing cash flows as well as borrowings under uncommitted bank lines, which carry a lower rate of interest.

Other income in 1995 includes a gain of $9.3 million from the sale of the Company's remaining interest in IOC and higher levels of interest income due to the funds invested from the sale of IOC and Day International.

1995 Compared with 1994

Sales from processing businesses increased $80.7 million from 1994 levels due to acquisitions consummated in 1994 and higher pricing partially offset by lower unit volumes. Distribution sales increased $95.4 million to $862.1 million in 1995 due to higher pricing and higher unit volumes. Sales from other operations were comparable with 1994 levels.

Cost of goods sold increased from $1,393.0 million in 1994 to $1,552.6 million in 1995 due to higher raw material costs, partially offset by lower unit volumes. Gross margins were 18.4% in 1995 and 19.0% in 1994. The deterioration in gross margin is due in part to the mix of sales between processing and distribution businesses. Distribution businesses, which carry a lower gross margin, had a higher overall growth rate in sales than the processing businesses. In addition, although the Company was able to pass through most raw material price increases, it was not able to maintain the comparable historical gross margin relationship.

Selling, general and administrative expenses, as a percentage of sales, were 11.5% in 1995 compared with 12.4% in 1994. Selling, general and administrative costs increased 2.6% or $5.5 million from 1994 levels due to a higher level of sales and acquisitions consummated in 1994, partially offset by lower costs associated with the Company's incentive compensation programs.

Other - net in 1995 includes a gain of $9.3 million from the sale of the Company's remaining interest in IOC and higher levels of interest income due to the funds invested from the sale of IOC and Day International. Other - net in 1994 includes a $2.6 million charge related to the relocation of the Company's technical center and costs associated with the combination of the Company's resin distribution businesses.

Interest on debt decreased $2.3 million to $26.3 million in 1995. During 1994, the Company repurchased $64.2 million of its Senior Notes in the open market. An additional $8.5 million of its Senior Notes were repurchased in 1995 and the financing for the 1994 acquisition of Th. Bergmann was repaid in 1995.

The Company's effective tax rate was 42.6% in 1995 and 44.1%
in 1994. The tax rate in 1995 was favorably impacted by 1.6% points due to the relationship of the level of nondeductible goodwill to pre-tax income.

In December 1994, the Company adopted a plan to sell its Day International printing and textile business and, accordingly, the operating results of that business were reclassified as discontinued operations. The sale of the Day business was consummated in June 1995 with the Company recognizing a gain of $40.3 million.

LIQUIDITY AND SOURCES OF CAPITAL

Operating activities generated cash flows of $111.3 million in 1996. Working capital provided $2.5 million in 1996 reflecting higher inventory turns and days payable outstanding, partially offset by higher day sales outstanding. Payments of obligations related to prior restructurings used $13.2 million. Excluding the payments on the restructuring obligations, operating activities provided $124.5 million, more than two times earnings from continuing operations of $59.2 million. Investment activities used $92.5 million and include $49.5 million for capital expenditures and $58.4 million for acquisitions, partially offset by $11.5 million from the sale of the molding operations of CIMCO which were acquired in 1996. Financing activities utilized $100.4 million and include $18.3 million for the payment of dividends, $28.8 million for the purchase of shares for treasury which represents 1.4 million shares, and $61.3 million in the net reduction of debt, partially offset by $8.0 million from the sale of common stock. During 1996, the Company repurchased $102.3 million of its Senior Notes in the open market. Funds to repurchase the Senior Notes were obtained from existing cash flows and borrowings under uncommitted bank lines, which carry a lower rate of interest.

During 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell up to $300 million in debt securities. It is anticipated that the net proceeds from the sale would be used for general corporate purposes, which could include repayment of indebtedness, repurchase of common stock, working capital, capital expenditures or acquisitions. At December 31, 1996 the Company had issued $20 million of medium-term notes.

Subsequent  to  December 31, 1996, the Company entered  into a new revolving  credit  facility, replacing  an  existing
credit facility  that  would have expired in June  1998.   The
new facility  provides  for borrowings up to  $200  million
and expires  in  January  2002.   The  agreement  provides for
interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement.

The current ratio was 1.5:1 at December 31, 1996 compared with 1.7:1 at December 31, 1995. Debt to total capital was 29.0% at December 31, 1996 and 32.4% at December 31, 1995.

The Company believes that its existing cash balances, its ability to generate cash flows from operations and the availability of funds under existing credit facilities will
be   sufficient  to fund  the  cost  of  acquisitions, to meet
anticipated   capital   expenditure programs,   payment  of
obligations from   prior  restructurings,  dividends  and  other
planned financial commitments in 1997 and throughout the terms of the existing credit facilities.

ENVIRONMENTAL MATTERS

The Company is subject to various laws and regulations concerning environmental matters. The Company is committed to a long-term environmental protection program that reduces releases of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns.

Claims have been made against a subsidiary of the Company for costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of reserves. While it is not possible to predict with certainty, management believes that the aforementioned claims will be resolved without material adverse effect on the financial position, liquidity or results of operations of the Company.

OUTLOOK

Any forward looking statements included in this annual report are based on current expectations. Any statements in this annual report that are not historical in nature are forward looking statements. Actual results may differ materially depending on the business conditions and growth in the plastics and rubber industries and general economy, foreign, political and economic developments, availability and pricing of raw materials, changes in product mix, shifts in market demand and changes in prevailing interest rates.


On behalf of M.A. Hanna Management,

/s/ Michael S. Duffey
Michael S. Duffey
Vice President and Chief Financial Officer







Report of Independent Accountants




To the Board of Directors and Stockholders of M.A. Hanna Company


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of M.A. Hanna Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of M.A. Hanna Company for the year ended December 31, 1994 were audited by other independent auditors whose report dated January 31, 1995 expressed an unqualified opinion on those statements.



/s/ Price Waterhouse LLP
Cleveland, Ohio
January 29, 1997