Form 10-K405, Exhibit 13
period 1997-12-31
HANNA M A CO/DE
filed 1998-03-19
CIK 45370

CONSOLIDATED STATEMENTS OF INCOME
M.A. Hanna Company and Consolidated Subsidiaries
                                                              Year Ended December 31
Dollars in thousands except per share data             1997            1996           1995
Net Sales                                           $2,200,345      $2,066,248     $1,901,954

Costs and Expenses
    Cost of goods sold                               1,781,736       1,685,167      1,552,643
    Selling, general and administrative                271,894         243,505        218,823
    Interest on debt                                    23,751          20,033         26,278
    Amortization of intangibles                         14,204          14,313         13,969
    Other - net                                         (1,669)            339         (8,580)
                                                     2,089,916       1,963,357      1,803,133
Income from Continuing Operations Before
  Income Taxes and Extraordinary Charge                110,429         102,891         98,821

    Income taxes                                        45,828          43,729         42,119
Income from Continuing Operations
  Before Extraordinary Charge                           64,601          59,162         56,702

    Income from discontinued operations                      -               -         45,337

    Extraordinary charge                                     -          (5,352)             -

Net Income                                          $   64,601      $   53,810     $  102,039


Net Income Per Share
      Basic
        Continuing operations                       $     1.43      $     1.29     $     1.22
        Discontinued operations                              -               -            .97
        Extraordinary charge                                 -            (.11)             -
        Net income                                  $     1.43      $     1.18     $     2.19

      Diluted
        Continuing operations                       $     1.40      $     1.26     $     1.19
        Discontinued operations                              -               -            .95
        Extraordinary charge                                 -            (.11)             -
        Net income                                  $     1.40      $     1.15     $     2.14

See summary of accounting policies and notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
M. A. Hanna Company and Consolidated Subsidiaries

                                                           Year Ended December 31
Dollars in thousands                                    1997        1996        1995

Cash Provided from (Used for) Operating Activities
  Net income                                          $ 64,601    $ 53,810    $102,039
  Discontinued operations                                    -           -       4,797
  Depreciation and amortization                         52,639      50,116      47,241
  Companies carried at equity:
    Income                                              (4,546)     (6,058)     (6,459)
    Dividends received                                   5,420       7,104       8,213
  Changes in operating assets and liabilities:
    Receivables                                        (37,153)      3,743     (23,212)
    Inventories                                        (30,746)      3,197     (10,934)
    Prepaid expenses                                    (3,193)     (2,450)     (2,031)
    Trade payables and accrued expenses                 43,380      (1,978)      4,066
  Gain from sales of assets                             (6,340)          -     (84,427)
  Restructuring payments                                (8,239)    (13,157)    (17,289)
  Restructuring charges                                  6,140           -           -
  Other                                                  7,487       8,248      11,911
  Extraordinary charge                                       -       8,774           -
        Net operating activities                        89,450     111,349      33,915

Cash Provided from (Used for) Investing
  Activities
  Capital expenditures                                 (52,604)    (49,532)    (55,885)
  Acquisitions of businesses, less cash acquired       (96,512)    (58,439)          -
  Acquisition payments                                 (14,965)     (1,805)     (2,969)
  Sales of assets                                       13,048      11,928     223,500
  Investments in associated and other companies        (22,071)     (2,862)     (4,775)
  Return of cash from associated and other companies       851       8,170       1,367
  Purchase of short-term securities                          -           -     (69,703)
  Sale of short-term securities                              -           -      69,703
  Other                                                  2,468           7      (7,211)
        Net investing activities                      (169,785)    (92,533)    154,027

Cash Provided from (Used for) Financing Activities
  Cash dividends paid                                  (19,176)    (18,291)    (16,962)
  Proceeds from the sale of common stock                 4,333       8,027       1,996
  Purchase of shares for treasury                      (17,972)    (28,830)    (24,969)
  Increase in debt                                     227,523     110,872      57,458
  Reduction in debt                                    (99,161)   (172,218)   (118,622)
        Net financing activities                        95,547    (100,440)   (101,099)

  Effect of exchange rate changes on cash               (3,810)        417       1,287

Cash and Cash Equivalents
  Increase(decrease)                                    11,402     (81,207)     88,130
  Beginning of year                                     30,028     111,235      23,105

  End of year                                         $ 41,430    $ 30,028    $111,235

Cash Paid During Year
  Interest                                            $ 22,836    $ 22,938    $ 26,724
  Income taxes                                          36,992      31,731      85,830



See summary of accounting policies and notes to consolidated financial statements


CONSOLIDATED BALANCE SHEETS
M. A. Hanna Company and Consolidated Subsidiaries



                                                                      December 31
Dollars in thousands                                             1997             1996

Assets
  Current Assets
    Cash and cash equivalents                                  $   41,430      $   30,028

    Receivables
      Trade (less allowance of $8,649 in 1997
        and $7,572 in 1996)                                       322,975         284,132
      Other                                                         9,372           9,493
                                                                  332,347         293,625
    Inventories
      Finished products                                           161,731         134,655
      Raw materials and supplies                                   65,430          44,509
                                                                  227,161         179,164

    Prepaid expenses                                               10,976           7,679
    Deferred income taxes                                          31,005          23,043
        Total current assets                                      642,919         533,539

  Property, Plant and Equipment
    Land                                                           19,285          18,040
    Buildings                                                     118,413         108,322
    Machinery and equipment                                       385,571         326,306
                                                                  523,269         452,668
    Less accumulated depreciation                                 234,956         198,261
                                                                  288,313         254,407
  Other Assets
    Goodwill and other intangibles                                420,696         355,538
    Investments and other assets                                   87,608          70,678
    Deferred income taxes                                          29,469          36,617
                                                                  537,773         462,833

        Total assets                                           $1,469,005      $1,250,779

Liabilities and Stockholders' Equity
  Current Liabilities
    Notes payable to banks                                     $    2,919      $    2,304
    Trade payables and accrued expenses                           393,925         348,608
    Current portion of long-term debt                               2,149           1,027
          Total current liabilities                               398,993         351,939

  Other Liabilities                                               205,480         182,852

  Long-Term Debt
    Senior notes                                                  124,960         124,960
    Medium-term notes                                             120,000          20,000
    Other                                                          80,267          62,745
                                                                  325,227         207,705
  Stockholders' Equity
    Preferred stock, without par value:
      authorized 5,000,000 shares:
      issued and outstanding 0 shares in 1997 and 1996                  -               -
    Common stock, par value $1.00 per share:
      authorized 100,000,000 shares; issued 65,749,570 shares
      in 1997 and 65,261,907 shares in 1996                        65,750          65,262
    Capital surplus                                               358,145         329,543
    Retained earnings                                             462,653         417,228
    Associates ownership trust (5,545,273
      shares in 1997 and 5,997,347 shares in 1996)               (144,213)       (134,704)
    Cost of treasury stock (15,272,602 shares
      in 1997 and 14,272,092 shares in 1996)                     (191,066)       (165,675)
    Minimum pension liability adjustment                                -          (5,018)
    Accumulated translation adjustment                            (11,964)          1,647
           Total stockholders' equity                             539,305         508,283

           Total liabilities and stockholders' equity          $1,469,005      $1,250,779


See summary of accounting policies and notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M. A. Hanna Company and Consolidated Subsidiaries


Dollars in thousands except per share data
                                                                                                           Minimum
                                                                                     Associates            Pension
                                              Preferred Common   Capital   Retained  Ownership  Treasury  Liability
                                               Stock    Stock    Surplus   Earnings    Trust     Stock    Adjustment
Balance January 1, 1995                        $   -   $43,015  $299,725  $296,632   $(111,471) $(103,731) $(7,262)
    Net income                                                             102,039
    Cash dividends - $.367 per share                                       (16,962)
    Exercise of stock options                              228     4,678                           (1,483)
    Purchase of shares for treasury                                                               (24,969)
    Sale of common stock (30,502 shares)                    31       755
    Transfer of shares (241,520)                                                         8,039     (8,039)
    Payment of incentive compensation awards
        and associate benefits                                       595                   589      1,041
    Adjustment to market value                                    18,520               (18,520)
    Minimum pension adjustment                                                                                (260)
    Translation adjustment

Balance December 31, 1995                          -    43,274   324,273   381,709    (121,363)  (137,181)  (7,522)
    Net income                                                              53,810
    Cash dividends - $.402 per share                                       (18,291)
    Exercise of stock options                              309     4,532                             (817)
    Purchase of shares for treasury                                                               (28,830)
    Sale of common stock (193,058 shares)                   42     2,005                 4,041
    Payment of incentive compensation awards
        and associate benefits                                       866                 2,122      1,153
    Three-for-two common stock split                    21,637   (21,637)
    Adjustment to market value                                    19,504               (19,504)
    Minimum pension adjustment                                                                               2,504
    Translation adjustment

Balance December 31, 1996                          -    65,262   329,543   417,228    (134,704)  (165,675)  (5,018)
    Net income                                                              64,601
    Cash dividends - $.4275 per share                                      (19,176)
    Exercise of stock options                              449     7,047                           (3,069)
    Purchase of shares for treasury                                                               (17,972)
    Sale of common stock (49,356 shares)                    39       976                   220
    Transfer of shares (300,000 shares)                                                  6,166     (6,166)
    Payment of incentive compensation awards
        and associate benefits                                     1,779                 2,905      1,816
    Adjustment to market value                                    18,800               (18,800)
    Minimum pension adjustment                                                                               5,018
    Translation adjustment

Balance December 31, 1997                      $   -   $65,750  $358,145  $462,653   $(144,213) $(191,066)  $    -

                                               Accumulated      Total
                                               Translation   Stockholders'
                                               Adjustment       Equity
Balance January 1, 1995                         $(1,996)       $414,912
    Net income                                                  102,039
    Cash dividends - $.367 per share                            (16,962)
    Exercise of stock options                                     3,423
    Purchase of shares for treasury                             (24,969)
    Sale of common stock (30,502 shares)                            786
    Transfer of shares (241,520)                                      -
    Payment of incentive compensation awards
        and associate benefits                                    2,225
    Adjustment to market value                                        -
    Minimum pension adjustment                                     (260)
    Translation adjustment                        3,584           3,584

Balance December 31, 1995                         1,588         484,778
    Net income                                                   53,810
    Cash dividends - $.402 per share                            (18,291)
    Exercise of stock options                                     4,024
    Purchase of shares for treasury                             (28,830)
    Sale of common stock (193,058 shares)                         6,088
    Payment of incentive compensation awards
        and associate benefits                                    4,141
    Three-for-two common stock split                                  -
    Adjustment to market value                                        -
    Minimum pension adjustment                                    2,504
    Translation adjustment                           59              59

Balance December 31, 1996                         1,647         508,283
    Net income                                                   64,601
    Cash dividends - $.4275 per share                           (19,176)
    Exercise of stock options                                     4,427
    Purchase of shares for treasury                             (17,972)
    Sale of common stock (49,356 shares)                          1,235
    Transfer of shares (300,000 shares)                               -
    Payment of incentive compensation awards
        and associate benefits                                    6,500
    Adjustment to market value                                        -
    Minimum pension adjustment                                    5,018
    Translation adjustment                      (13,611)        (13,611)

Balance December 31, 1997                      $(11,964)       $539,305



See summary of accounting policies and notes to consolidated financial statements


SUMMARY OF ACCOUNTING POLICIES
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of M.A. Hanna Company and all majority-owned subsidiaries. Investments in less than majority-owned companies are carried at cost adjusted for undistributed earnings and losses since acquisition, or at cost. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

Revenues are recognized when a product is shipped or a service is performed.

NET INCOME PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement No. 128 "Earnings Per Share." The Company adopted this standard in 1997. All per share amounts have been restated in accordance with the standard resulting in no changes to previously reported earnings per share.

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Shares of common stock held by the Associates Ownership Trust (AOT) enter into the determination of the average number of shares outstanding when the shares are released from the AOT to fund obligations under certain associate compensation and benefit plans. Basic weighted average shares outstanding for the years ended December 31, 1997, 1996 and 1995 were 45,167,937, 45,789,136 and 46,511,966, respectively.

For diluted earnings per share, the number of shares used for basic earnings per share are increased by the common stock equivalents which would arise from the exercise of stock options. Weighted average shares outstanding (diluted) for the years ended December 31, 1997, 1996 and 1995, were 46,271,857, 46,823,501, and 47,412,297, respectively.

CASH EQUIVALENTS

Cash  equivalents  are  highly liquid  investments  with  an
original  purchased maturity of three months or less.   Cash
equivalents are stated at cost, which approximates fair value.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and their distribution among many different industries and geographic locations. The Company is exposed to credit risk with respect to foreign exchange contracts in the event of nonperformance by the counterparties to these financial instruments, which are major financial institutions. Management believes the risk of incurring material losses related to this credit risk is remote.

INVENTORIES

Inventories are stated at the lower of cost or market. Domestic inventories of $164,848 are valued principally by the last-in, first-out (LIFO) cost method. Inventories of international subsidiaries are valued by the first-in, first-out (FIFO) method. The excess of current cost over LIFO cost was $8,794 and $11,690 at December 31, 1997 and 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property,   plant   and  equipment  are  stated   at   cost.
Depreciation is computed principally by the straight-line method. Estimated asset lives are:

      Building and improvements          20 - 40 years
      Machinery and equipment             5 - 10 years
      Computer software and hardware           5 years

Property items retired or otherwise disposed of are removed from the property and related accumulated for depreciation accounts, and any gain or loss is included in operations.

GOODWILL AND OTHER INTANGIBLES

Goodwill is amortized over 40 years on a straight-line basis. Other intangibles, net, of $10,675 and $16,007 at December 31, 1997 and 1996, respectively, are amortized on a straight-line basis over 4 to 40 years. Accumulated amortization at December 31, 1997 and 1996 was $111,747 and $99,505, respectively.

The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value will be reduced by the estimated shortfall of cash flows on a discounted basis.

INCOME TAXES

Deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate and laws that are currently in effect.

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

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of international affiliates are translated at the exchange rates as of the balance sheet date. Related translation adjustments are reported as a component of stockholders' equity. Revenues and expenses are translated at the average rates in effect during the period.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company limits its use of derivative financial instruments to forward exchange contracts to hedge foreign currency receivables, payables and intercompany lending transactions. Gains and losses on foreign currency transaction hedges are recognized in other income or expense and offset the foreign exchange gains and losses on the underlying transactions.

PENDING ACCOUNTING CHANGES

In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income"
and  Statement  No. 131 "Disclosures about Segments  of   an
Enterprise   and  Related  Information."   The  Company   is
analyzing the impact of Statements No. 130 and No. 131 and will adopt these standards in 1998.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
M. A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data

ACQUISITIONS

In February 1997, the Company purchased Enviro Care Compounds, a producer of halogen-free flame retardant plastic compounds based in Norway; in May 1997, the Company purchased the former Sadolin Masterbatch, a plastic color and additive concentrate business based in Denmark; and in September 1997, the Company acquired the manufacturing business of Harwick Chemical Manufacturing Corporation, a supplier of chemical dispersions, specialty colorants and other specialty products for the rubber industry, and specialty color pigment dispersions and dry colorants for plastics. These acquisitions were accounted for using the purchase method of accounting. In November 1997, the Company formed a joint venture alliance with Techmer PM to produce color and additive concentrates for the film and fiber markets. The Company contributed cash and the assets of its fiber colorant business for a 51% interest in the joint venture. Had the acquisitions and the formation of the joint venture been made at the beginning of 1996, reported pro forma results of operations for 1997 and 1996 would not be materially different.

On January 8, 1998 the Company announced that it had entered into an agreement to acquire Melos Carl Bosch GmbH & Co. The acquisition is subject to governmental approval and is anticipated to close at the end of February 1998. Melos, which is based in Germany, produces rubber, thermoplastic elastomer and plastic compounds.

In January 1996, the Company acquired the outstanding stock of CIMCO, Inc., a producer of thermoplastic compounds and plastic components. Consistent with its strategy as an intermediary between the polymer producer and the end product manufacturer, the Company announced that it would sell CIMCO's plastic components business. Accordingly, the assets of the plastic components business were recorded at net realizable value and future operating losses were recorded as part of the purchase price accounting. The sale of the plastic components business was consummated in June 1996. In March 1996, the Company acquired Victor International Plastics Limited, a leading producer of color masterbatch in the United Kingdom. In addition, the Company acquired the United States based custom rubber mixing operations of Chase Elastomer in November 1996. These acquisitions were accounted for using the purchase method of accounting. Had the acquisitions been made at the beginning of 1996, reported pro forma results of operations for 1997 and 1996 would not be materially different.

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

Income from discontinued operations in 1995 included income from operations of $5,083 (net of tax of $3,992) and a gain on the sale of $40,254.

INCOME TAXES

Income taxes from continuing operations consist of the following:

                                  1997       1996     1995


Current:
   Federal                       $26,693   $24,613  $26,311
   State                           5,663     4,022    4,541
   Foreign                         8,675     8,505    6,311
                                  41,031    37,140   37,163
Deferred:
   Federal                         2,297     4,055    3,704
   State                               8       759      497
   Foreign                         2,492     1,775      755
                                   4,797     6,589    4,956
                                 $45,828   $43,729  $42,119



The provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate as follows:

                                       1997             1996            1995
                                  Amount  Percent  Amount  Percent Amount  Percent
Provision at statutory tax rate   $38,650  35.0%   $36,012  35.0%  $34,587  35.0%
State income taxes                  3,686   3.3      3,108   3.0     3,274   3.3
Goodwill amortization               2,869   2.6      2,811   2.7     2,613   2.6
Other - net                           623    .6      1,798   1.8     1,645   1.7
                                  $45,828  41.5%   $43,729  42.5%  $42,119  42.6%

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

Significant components of the Company's deferred tax  assets
(liabilities) are as follows:

                                                1997    1996


Basis differences from purchase accounting     $(7,471) $(5,481)
Property, plant and equipment                  (12,490) (13,769)
Other postretirement benefits                   32,948   32,956
Associate benefits                              18,012   17,121
Restructuring and plant closedown costs          4,926    4,611
Environmental costs                              6,869    7,079
Inventory and receivable allowances              4,082    3,830
Other                                            7,816    8,937
                                               $54,692  $55,284


Income  from  continuing  operations  before  income   taxes
includes  $35,343, $26,980, and $17,577 in  1997,  1996  and
1995, respectively, from international operations.

LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

                                           1997      1996


9% Senior notes due 1998                $ 37,185  $ 37,185
9.375% Senior notes due 2003              87,775    87,775
Medium-term notes                        120,000    20,000
Bank borrowings                           77,197    55,148
Other                                      5,219     8,624
                                         327,376   208,732
Less current portion                       2,149     1,027
                                        $325,227  $207,705



Annual maturities of long-term debt for the next five years are: 1998--$39,334; 1999--$521; 2000--$462; 2001--$476 and
2002--$491.

In June 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue up to $300 million of debt securities. During 1997 and 1996, the Company issued $100 million and $20 million, respectively, of medium-term notes. These medium-term notes are due between 2004 and 2009 and bear interest at rates ranging from 6.74% to 7.16%. Interest on the notes is paid semi-annually. The weighted average interest rate of these notes is 6.93%.

In 1997, the Company entered into a new revolving credit agreement with a group of financial institutions replacing an existing facility. The agreement provides for borrowings up to $200 million through January 2003 with interest rates determined at the time of the borrowing based on a choice of formulas specified in the agreement. There were no borrowings under either agreement at December 31, 1997 or
1996. At December 31, 1997, the Company had $77,197 of borrowings from uncommitted bank lines at interest rates ranging from 5.98% to 7.10% and a weighted average interest rate of 6.39%.

Other  debt at December 31, 1997 and 1996 consists  primarily
of  mortgages,  industrial revenue bonds  and  notes.   These
obligations mature in various installments through 2012 and are at interest rates ranging from 3.50% to 7.00%.

The Company also had $2,919 and $2,304 of outstanding notes payable to banks at December 31, 1997 and 1996 at weighted average interest rates of 8.62% and 9.75%, respectively.

In  1996  and  1995,  the  Company repurchased  $102,310  and
$8,500, respectively, principal amount of Senior Notes in the open  market, resulting in an extraordinary charge of  $8,774 in 1996 ($5,352 after tax).

The Senior Note agreements contain certain restrictions and conditions among which are limitations on cash dividends and other payments. Under the most restrictive of these agreements, approximately $239,020 of retained earnings was free of such limitations at December 31, 1997.

STOCKHOLDERS' EQUITY

The Associates Ownership Trust (AOT) acquired shares of common stock from the Company in 1991 for a promissory note in the amount of $100,049. The shares acquired are released from the AOT on an annual basis to fund a portion of the Company's obligations under certain of its associate compensation and associate benefit plans for the 15-year term of the AOT and to meet annual principal payments on the promissory note. Shares remaining in the AOT are adjusted at each balance sheet date to their respective market value with an offsetting adjustment to capital surplus.

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

The Company's 1988 Long-Term Incentive Plan provides for the granting of options, including options to nonassociate directors, up to 6,426,038 shares. The exercise price of each option equals the market price of the Company's stock on the date of grant; options have a life of ten years. Options vest according to a graded vesting schedule of one-third one year from the date of grant, one-third two years from the date of grant and one-third three years from the date of grant.

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 for this plan. Accordingly, no compensation expense has been recognized for its fixed stock option plan as options are granted at fair market value. Had compensation expense for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under that plan consistent with the method of FAS No. 123, the Company's net income, basic earnings per share and diluted earnings per share amounts would have been restated as follows for 1997 and 1996. The effect on 1995 net income and earnings per share amounts was not material.


Proforma                                  1997        1996


Net income                               $62,392     $53,065
Basic earnings per share                    1.38        1.16
Diluted earnings per share                  1.35        1.13


The imputed fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 2.00%, 2.08% and 2.56%; expected volatility of 25.0%, 22.6% and 27.4%; risk-free interest rate of 5.75% for 1997 and 6.25% for 1996 and 1995 and expected life of eight years for 1997 and ten years for 1996 and 1995.

The following table summarizes the changes in the outstanding options for the three years ended December 31, 1997:

                               1997                      1996                       1995
                                     Weighted                   Weighted                  Weighted
                                     Average                    Average                   Average
                         Shares   Exercise Price    Shares   Exercise Price    Shares  Exercise Price
Outstanding at
  beginning of year     2,951,234     $14.14       2,821,484     $12.39      2,762,360    $11.05
Granted                   470,026      23.92         456,521      21.15        422,198     17.33
Exercised                (446,958)     10.31        (309,131)      8.39       (342,416)     7.60
Canceled or expired       (68,778)     18.01         (17,640)     15.49        (20,658)    14.23
Outstanding at
  end of year           2,905,524      16.21       2,951,234      14.14      2,821,484     12.39

Options exercisable
  at end of year        2,177,233                  1,862,317                 1,713,188
Weighted-average
  fair value of
  options granted during
  the year                  $7.96                      $7.54                     $6.82


The following table summarizes information about options
outstanding at December 31, 1997:
                                   Options Outstanding                    Options Exercisable
                                   Weighted Average     Weighted                        Weighted
   Range of            Options        Remaining          Average        Options         Average
Exercise Prices      Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
$ 7.40 to  12.99        759,125       2.7 years           $10.46          759,125        $10.46
 13.00 to  17.99      1,264,976       6.2 years            15.14        1,114,793         14.99
 18.00 to  26.81        881,423       9.2 years            22.70          303,315         21.35
                      2,905,524                                         2,177,233

At December 31, 1997, 1,562,401 shares were available for grants.

BUSINESS SEGMENTS

The Company operates principally in the formulated polymers industry which consists of two major segments - processing and distribution. Processing includes production of custom plastic compounds, rubber compounds and additives, and custom formulated colorants and additives for the plastics industry. Distribution includes distributors of thermoplastic and thermoset resins and fiberglass materials and distributors of engineered plastic shapes. Sales are made through the Company's organization, distributors and representatives.

Other operations include the Company's diversified polymer products business, its marine and insurance operations and management fees. The Company was the Managing Agent for Iron Ore Company of Canada (IOC) through December 1996. Through May 1995, the Company owned approximately 8% of IOC's common stock. The sale of the Company's investment in IOC resulted in a pre-tax gain of $9,334 in 1995. In February 1997, the Company sold its remaining interest in the Iron Ore Company of Canada sales agency resulting in pre-tax gain of $3,250. IOC incurred management expense of $3,061 and $3,162 in 1996 and 1995, respectively payable to the Company and commission expense of $6,035 and $5,169 in 1996 and 1995, respectively, payable to companies in which M.A. Hanna had a 50% equity interest.

In the fourth quarter of 1997, the Company sold its equity interest in Hollinger Hanna, a management service company, resulting in a pre-tax gain of $3,090.

Net sales, operating profit and identifiable assets by geographic area are as follows:

                             1997          1996        1995


Net sales
  Domestic                 $1,722,373     $1,637,252   $1,579,424
  International
    Europe                    251,720        234,263      187,790
    Asia/Pacific              154,897        137,407       83,104
    Other                      71,355         57,326       51,636
                           $2,200,345     $2,066,248   $1,901,954

Operating profit
  Domestic                $   121,606(1)  $  116,091   $  112,919
  International
    Europe                     21,203         16,154       13,982
    Asia/Pacific               11,510         10,056        5,100
    Other                       6,841          5,394        5,174
  Corporate                   (26,980)       (24,771)     (12,076)(2)
                           $  134,180     $  122,924   $  125,099


Identifiable assets
  Domestic                 $1,149,431     $  950,441   $  991,667
  International
    Europe                    201,290        201,364      175,767
    Asia/Pacific               84,527         73,199       40,407
    Other                      33,757         25,775       23,755
                           $1,469,005     $1,250,779   $1,231,596



(1) Includes $6,340 gain from sale of assets and $6,140 restructuring charges
(2)  Includes $9,334 gain from sale of assets

                                                                      Depreciation
                                                     Operating            and            Capital       Identifiable
                                    Net Sales          Profit         Amortization     Expenditures       Assets
1997
  Processing                        $1,242,688        $107,841  (3)      $44,731         $45,955        $  942,204
  Distribution                         968,340          42,767  (4)        6,167           6,022           376,681
  Other                                 21,952          10,552  (5)          825             420            16,471
  Intersegment activity                (32,635)              -                 -               -                 -
  Corporate                                  -         (26,980)              916             207           133,649
                                    $2,200,345        $134,180           $52,639         $52,604        $1,469,005



1996
  Processing                        $1,129,962        $ 96,691           $42,660         $42,778        $  758,314
  Distribution                         926,230          40,497             5,909           6,140           360,564
  Other                                 32,473          10,507               746             157             7,926
  Intersegment activity                (22,417)              -                 -               -                 -
  Corporate                                  -         (24,771)              801             457           123,975
                                    $2,066,248        $122,924           $50,116         $49,532        $1,250,779



1995
  Processing                        $1,023,672        $ 92,404           $39,745         $49,542        $  656,655
  Distribution                         862,077          35,509             5,991           3,804           354,599
  Other                                 33,421           9,262               890             250            16,323
  Intersegment activity                (17,216)              -                 -               -                 -
  Corporate                                  -         (12,076) (6)          615             760           204,019
  Discontinued operations                    -               -                 -           1,529                 -
                                    $1,901,954        $125,099           $47,241         $55,885        $1,231,596



(3)  Includes $5,140 of restructuring charges
(4)  Includes $1,000 of restructuring charges
(5)  Includes $6,340 gain from sale of assets
(6)  Includes $9,334 gain from sale of assets


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

A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to expense for the defined contribution plans follows:

                                   1997      1996      1995


Defined benefit plans
  Service cost                    $  411    $  430    $  306
  Interest cost on projected
    benefit obligation             5,979     5,911     6,161
  Return on plan assets           (8,941)   (6,933)   (6,215)
  Net amortization and deferral    2,673     1,735     1,869
  Net pension cost                   122     1,143     2,121
Defined contribution plans         5,464     5,213     5,006
                                  $5,586    $6,356    $7,127



Prior to 1997, the Company had recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. The liability had been offset by intangible assets to the extent possible. Because the intangible assets recognized may not exceed the amount of unrecognized prior service cost plus unrecognized obligations at transition that remain at December 31 each year, the balance of the liability at the end of 1996 was reported as a separate reduction of stockholders' equity, net of applicable deferred income taxes.

The following table sets forth the funded status of the Company's defined benefit plans:

                                               Accumulated Benefits      Assets Exceed
                                                  Exceed Assets       Accumulated Benefits
                                                  1997     1996        1997        1996

Actuarial present value of benefit obligations
  Accumulated benefit obligations
    including vested benefits of
    $77,217 in 1997 and $75,799 in 1996          $1,223   $46,155     $78,174     $31,540

Projected benefit obligation                     $1,223   $47,494     $79,786     $31,873
Plan assets at fair value                         1,148    44,455      99,563      42,251
Projected benefits in excess of
   (less than) plan assets                           75     3,039     (19,777)    (10,378)

Consisting of
  Unrecognized net transition obligation              -       797         758         150
  Unrecognized net actuarial (gains) losses         (19)   10,244      (7,795)     (5,861)
  Adjustment to recognize minimum liability           -     9,870           -           -
  Accrued (prepaid) pension cost
     recognized in balance sheet                 $   94   $ 1,868    $(12,740)    $(4,667)


The projected benefit obligation was determined using an assumed discount rate of 7.50% and 7.75% in 1997 and 1996, respectively, and an assumed long-term rate of increase in compensation of 5% for both years. The assumed long-term rate of return on plan assets is 8.5%. The 1997 change in the discount rate caused the accumulated benefit obligation to increase by approximately $1,835.

In addition to providing pension benefits, the Company provides certain contributory and noncontributory health care and life insurance benefits for certain retired associates. Certain associates of the Company may become eligible for these postretirement benefits if they reach retirement age while working for the Company.

The status of the Company's plans, which are unfunded, at December 31, 1997 and 1996 is as follows:

                                                 1997          1996


Accumulated postretirement benefit obligation
  Retirees                                      $51,579       $49,128
  Fully eligible active plan participants         4,564         4,931
  Other active plan participants                  9,630         9,425
                                                 65,773        63,484
Unrecognized actuarial gain                      18,677        21,019
Accrued postretirement benefit obligation       $84,450       $84,503



Net   periodic  postretirement  benefit  cost  includes  the
following components:

                                              1997     1996    1995


Service cost                                 $  834   $1,060  $  915
Interest cost                                 4,807    4,863   5,196
Amortization of unrecognized actuarial gain    (781)    (425)   (799)
Net periodic postretirement benefit cost     $4,860   $5,498  $5,312



The weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.5% and 9.0% at December 31, 1997 and 1996, respectively, and decreasing gradually to 5.25% in 2005 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $7,792 at December 31, 1997 and the aggregate service and interest costs components of net periodic postretirement benefit costs for 1997 by $1,236.

A discount rate of 7.50% and 7.75% in 1997 and 1996, respectively, was used in determining the accumulated benefit obligation. The change in the actuarial assumptions caused the accumulated benefit obligation to increase approximately $1,558 in 1997.

FINANCIAL INSTRUMENTS

The Company transacts business in various foreign currencies and is subject to financial exposure from foreign exchange rate movement between the date a foreign currency transaction is recorded and the date it is consummated. To mitigate this risk, the Company enters into foreign exchange contracts. Gains and losses on these contracts generally offset gains or losses on the assets and liabilities being hedged and are recorded as other income or expense. Additionally, the Company enters into intercompany lending transactions. The Company also hedges this foreign exchange exposure. Realized and unrealized gains and losses on these contracts are recorded as other income or expense. The Company does not hold or issue financial instruments for trading purposes.

The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at December 31, 1997. Foreign currency amounts are translated at exchange rates as of December 31, 1997. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.
                                     Buy         Sell
      Currency
       U.S. dollar                 $62,209      $     -
       German deutschmark              824       23,876
       French franc                      -       46,615
       Australian dollar             2,067        3,363
       Belgian franc                 2,367            -
       British pound sterling       13,047       10,388
       Other                         5,294        1,006
                                   $85,808      $85,248

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

Foreign  Exchange  Contracts:  The fair value  of  short-term foreign exchange contracts is based on exchange rates at December 31, 1997. The fair value of long-term foreign exchange contracts is based on quoted market prices for contracts with similar maturities.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

                                   1997              1996
                             Carrying  Fair    Carrying  Fair
                              Amount   Value    Amount   Value

Cash and cash equivalents    $41,430  $41,430  $30,028  $30,028
Notes payable to banks         2,919    2,919    2,304    2,304
Long-term debt
  9% Senior notes             37,185   37,910   37,185   38,784
  9.375% Senior notes         87,775  100,055   87,775   98,958
  Medium-term notes          120,000  122,545   20,000   19,762
  Bank borrowings             77,197   77,197   55,148   55,148
  Other                        5,219    5,219    8,624    8,624
Foreign exchange contracts       663      663    1,025    1,025



LEASE COMMITMENTS

Rental expense under operating leases for certain manufacturing facilities, warehouses, transportation equipment and data processing and office equipment was $21,009, $18,646 and $17,843 for the years ending December 31, 1997, 1996 and 1995, respectively. Certain of the Company's leases have options to renew, and there are no significant contingent rentals.

At  December 31, 1997, future minimum lease commitments  for noncancelable operating leases are $15,010 in 1998,  $11,838 in 1999, $8,682 in 2000, $7,365 in 2001, $6,478 in 2002  and
$14,711 thereafter.

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

OTHER - NET

Other - net includes the following:

                                  1997       1996      1995


Interest and dividends          $  (589)  $(1,578)  $(4,809)
Gain on sale of assets           (6,340)        -    (9,334)
Expenses of closed facilities     3,166     4,160     4,854
Restructuring costs               6,140         -         -
Foreign exchange gain            (2,800)   (2,558)     (598)
Other                            (1,246)      315     1,307
                                $(1,669)  $   339   $(8,580)


DETAIL OF CURRENT AND OTHER LIABILITIES

Trade payables and accrued expenses and other liabilities at December 31 are principally comprised of the following items. Associate benefit accruals include employee health, life and disability insurance, profit sharing and incentive compensation, pension expense, workers' compensation costs and vacation pay.

                                            1997      1996


Trade payables and accrued expenses
    Trade payables                       $247,778  $217,142
    Salaries and wages                     12,466    14,760
    Associate benefits                     42,847    37,510
    Restructuring and acquisition costs    10,164    11,803
    Other postretirement benefits           4,763     4,970
Other liabilities
    Plant closedown costs                  11,420    12,933
    Environmental costs                    14,641    16,097
    Associate benefits                     27,544    37,178
    Other postretirement benefits          79,687    79,533
    Minority interest                      25,708     2,457


SUPPLEMENTAL CASH FLOW DATA

The following is a summary of noncash investing and financing activities.


                                       1997      1996      1995

Acquisition of businesses
    Assets acquired                   $103,369  $130,712
    Liabilities assumed                  6,520    68,574
    Cash paid                           96,849    62,138
    Less cash acquired                     337     3,699
                                      $ 96,512  $ 58,439

Debt of companies acquired                      $ 19,106

Payment of incentive compensation
  awards with treasury stock          $  3,293  $  2,019   $ 1,636

Payment of stock options exercised
  with shares of common stock         $  3,069  $    817   $ 1,483

Release of common stock held by
  Associates Ownership Trust          $  8,134  $  2,122   $ 8,628

Transfer of common stock released
  from Associates Ownership Trust
    to treasury stock                 $ (6,166)        -   $(8,039)




Quarterly Financial and Stock Price Data
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data

Summarized unaudited quarterly financial and stock price data for 1997 and 1996 are as follows:

                                         First     Second      Third     Fourth
                                        Quarter    Quarter    Quarter    Quarter
1997
  Net sales                             $527,629   $555,382   $561,418   $555,916
  Gross margin                           101,477    106,020    103,907    107,205
  Net income                              15,228     17,104     16,631     15,638
  Net income per common share (diluted)      .33        .37        .36        .34
  Price range
      High                                 24.63      30.00      28.75      27.25
      Low                                  19.75      20.38      24.63      23.63
  Cash dividends paid                       .105       .105       .105      .1125

1996
  Net sales                             $497,451   $537,348   $531,928   $499,521
  Gross margin                            91,456     98,595     95,777     95,253
  Income
      Continuing operations               13,353     15,658     15,442     14,709
      Extraordinary charge                (1,575)    (3,777)         -          -
            Net income                    11,778     11,881     15,442     14,709
  Income per common share (diluted)
      Continuing operations                  .28        .33        .33        .32
      Extraordinary charge                  (.03)      (.08)         -          -
            Net income                       .25        .25        .33        .32
  Price range
      High                                 23.58      24.08      22.88      23.13
      Low                                  17.75      20.13      18.38      20.75
  Cash dividends paid                       .097        .10        .10       .105





Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year income per share amount.

SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data

                                                       1997        1996         1995         1994         1993         1992
Summary of Operations
Net sales                                           $2,200,345  $2,066,248   $1,901,954   $1,719,356   $1,412,071   $1,188,541
Cost of goods sold                                   1,781,736   1,685,167    1,552,643    1,393,036    1,146,191      961,925
Selling, general and administrative                    271,894     243,505      218,823      213,318      179,228      152,366
Amortization of intangibles                             14,204      14,313       13,969       12,458       12,006       11,069
Interest on debt                                        23,751      20,033       26,278       28,549       32,258       32,509
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles         110,429     102,891       98,821       66,222       37,654       27,005
Income taxes                                            45,828      43,729       42,119       29,218       16,357        8,819
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                 64,601      59,162       56,702       37,004       21,297       18,186
Net income                                              64,601      53,810      102,039       43,294        2,018       19,025
Per share of common stock (basic)
    Income(loss) from continuing operations               1.43        1.29         1.22          .80          .46          .42
    Net income                                            1.43        1.18         2.19          .93          .05          .44
    Dividends paid                                         .43         .40          .37          .34          .32          .29
Cash dividends paid on
    Common stock                                        19,175      18,291       16,962       15,688       14,003       12,630
    Preferred stock                                          -           -            -            -            -            -


Balance Sheet
Current assets                                      $  642,919  $  533,539   $  574,612   $  565,615   $  405,782   $  416,739
Current liabilities                                    398,993     351,939      335,251      337,491      259,680      229,327

Working capital                                        243,926     181,600      239,361      228,124      146,102      187,412
Property, plant and equipment - net                    288,313     254,407      227,021      204,135      184,296      195,117
Other assets                                           537,773     462,833      429,963      445,410      438,628      440,873
Net long-term assets of discontinued operations              -           -            -            -       94,904       99,836
Other liabilities                                     (205,480)   (182,852)    (179,580)    (173,888)    (176,422)    (174,558)
Long-term debt                                        (325,227)   (207,705)    (231,987)    (288,869)    (322,052)    (350,737)

Total stockholders' equity                          $  539,305  $  508,283   $  484,778   $  414,912   $  365,456   $  397,943
Shares of common stock outstanding                  50,476,968  50,989,815   51,964,377   53,541,141   53,417,283   52,650,162
Average diluted shares outstanding                  46,271,857  46,823,501   47,412,297   47,203,412   46,283,262   44,332,720
Book value per share of common stock                $    10.68  $     9.97   $     9.33   $     7.75   $     6.84   $     7.56


                                                        1991         1990         1989         1988
Summary of Operations
Net sales                                            $1,006,638   $  960,228   $  918,276   $  797,563
Cost of goods sold                                      797,892      749,071      718,636      614,465
Selling, general and administrative                     147,998      137,674      135,741      128,573
Amortization of intangibles                              10,146        9,704        8,886        6,456
Interest on debt                                         23,221       18,301       21,128       23,622
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulati
    effect of changes in accounting principles          (16,195)      44,023       44,797       28,554
Income taxes                                              8,225       12,830        7,608        4,107
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                 (24,420)      31,193       37,189       24,447
Net income                                                1,875       55,871       86,920       83,223
Per share of common stock (basic)
    Income(loss) from continuing operations                (.48)         .50          .61          .33
    Net income                                              .01          .90         1.49         1.55
    Dividends paid                                          .28          .25          .20          .15
Cash dividends paid on
    Common stock                                         15,267       15,175       11,812        7,169
    Preferred stock                                       1,031            -        2,125        8,501


Balance Sheet
Current assets                                       $  275,060   $  276,711   $  264,772   $  240,029
Current liabilities                                     195,610      181,471      167,272      166,185

Working capital                                          79,450       95,240       97,500       73,844
Property, plant and equipment - net                     184,877      183,536      173,477      154,477
Other assets                                            443,702      458,394      444,479      406,426
Net long-term assets of discontinued operations         121,374      129,869      137,304      141,552
Other liabilities                                      (118,082)    (161,674)    (175,310)    (169,470)
Long-term debt                                         (330,863)    (137,691)    (134,834)    (137,725)

Total stockholders' equity                           $  380,458   $  567,674   $  542,616   $  469,104
Shares of common stock outstanding                   51,367,613   59,906,358   62,524,211   48,496,907
Average diluted shares outstanding                   54,472,086   63,136,015   63,399,335   62,614,373
Book value per share of common stock                 $     7.41   $     9.47   $     8.68   $     7.61







Shareholder Information
M.A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH. At December 31, 1997, the number of shareholders of record of the Company's common stock was 4,658.





MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Revenues exceeded $2.2 billion in 1997 and established a new record for the Company. Total revenues increased 6.5% in 1997 and international revenues now comprise 21.7% of total revenues. Earnings per share grew 11.1% over the prior year level and net income of $64.6 million also established a new record for the Company. Within our processing segment, we had good growth in our domestic rubber and plastic compounding businesses and international operations. 1997 was a difficult year for our domestic colorants business as the marketplace migrated to less robust colors which resulted in lower average selling prices. Within our distribution segment, resin distribution also had good growth in 1997. Shapes distribution implemented a hub and spoke distribution system and opened two call centers which will reduce costs and improve service levels for customers. During 1997, significant strategic objectives were advanced. Three acquisitions were consummated which expanded our product portfolio and increased our international presence. We also formed a joint venture, Techmer PM LLC, which strengthened our market position in domestic colorants. We opened two facilities during 1997 - a domestic wire and cable colorants plant in Lehigh Valley, Pennsylvania and a colorants plant in China. Two additional international facilities are under construction - a plastic compounding plant in China and a colorants plant in Hungary that will come on stream in early 1998. In addition, we recently announced the pending acquisition of Melos Carl Bosch GmbH & Co., our first international acquisition in rubber compounding.

1997 Compared with 1996

Revenues from processing businesses increased 10% over 1996 levels to $1,242.7 million due in part to higher volumes and acquisitions, partially offset by lower pricing and the impact of foreign exchange. Distribution revenues increased from $926.2 million in 1996 to $968.3 million in 1997. Increases in unit volume and product mix were partially offset by lower pricing and the stronger U.S. dollar. Sales from other operations were down $10.5 million from 1996 levels. 1996 revenue included revenues from: the management of Iron Ore Company of Canada, management of a bulk unloading facility in Cleveland and our ownership interest in the IOC sales agency. No revenues were generated during 1997 from the aforementioned operations due to the expiration of our management contracts and the sale of our ownership interest in the sales agency.

Gross margins were 19% in 1997 compared with 18.4% in 1996. The improvement in gross margin is due in part to the mix of sales between our processing and distribution businesses. Our processing businesses, which had a higher overall growth rate in sales than our distribution businesses, carry higher gross margins. Margin improvement was also driven by acquisitions and reductions in LIFO reserves. Acquisitions generated .2% points improvement in margins while the reductions in LIFO reserves generated a .1% point improvement.

Selling, general and administrative expenses increased  from
$243.5  million  in  1996 to $271.9 million  in  1997.   The
increase is due to higher levels of sales, acquisitions and higher costs associated with the development of HannaLinkTM,
the    Company's    enterprise-wide   information    system.
Acquisitions   accounted  for  $10.2   million   while   the
incremental  cost  of HannaLinkTM was  $8.2  million.   As  a
percent   of  sales,  selling,  general  and  administrative
expenses were 12.4% in 1997 and 11.8% in 1996.

Other - net includes gains of $6.3 million from the sale of the Company's remaining interest in the Iron Ore Company of Canada sales agency and its interest in Hollinger Hanna, a management services company. Additionally, the Company recorded a $5.1 million charge for plant closings, facilities rationalization and start up costs for a new plant within the processing segment and a $1.0 million charge for the reengineering of its resin distribution business.

Interest  on  debt increased $3.7 million in 1997  to  $23.8
million.   The  increase in interest expense  resulted  from
increased borrowings to fund acquisitions, the formation of a joint venture and increased working capital levels.

The Company's effective tax rate was 41.5% in 1997 compared with 42.5% in 1996. We continue to explore tax planning strategies that will enable us to sustain or lower the current tax rate in the future.

1996 Compared with 1995

Net sales were $2,066.2 million, an increase of 8.6% over 1995. Sales from processing businesses increased from $1,023.7 million in 1995 to $1,130.0 million in 1996 or an increase of 10.4%. Excluding acquisitions, sales from processing businesses were $1,015.0 million, down .8% from 1995 due to lower volumes, particularly in rubber compounding which experienced a decline in spot tire and toll compounding. Distribution revenues increased 7.4% to $926.2 million in 1996 compared with $862.1 million in 1995 based on higher volumes, partially offset by lower pricing. Sales from other operations were comparable with 1995 levels.

Cost of goods sold increased $132.5 million to $1,685.2 million in 1996 corresponding with the increase in sales. Gross margins in both years were 18.4%. Impacting gross margins was a reduction in LIFO reserves of $1.8 million in 1996 compared with a LIFO charge of $3.3 million in 1995. In addition, acquisitions in 1996 had a negative impact on gross margins of .5% points.

Selling, general and administrative expenses increased $24.7
million  in  1996  to  $243.5  million.   The  increase  was
attributable to the higher level of sales, acquisitions made in 1996, increased costs associated with the development of HannaLinkTM, the Company's information system, and higher costs associated with the Company's incentive compensation programs. Selling, general and administrative expenses as a percent of sales were 11.8% in 1996 compared with 11.5% in 1995.

Interest on debt decreased from $26.3 million in 1995 to $20.0 million in 1996 due to lower average borrowings outstanding. During 1996, the Company repurchased $102.3 million of its Senior Notes in the open market, resulting in an extraordinary charge of $8.8 million ($5.4 million after-tax). Funds to repurchase the Senior Notes were obtained from existing cash flows as well as borrowings under uncommitted bank lines, which carried a lower rate of interest.

Other - net in 1995 included a gain of $9.3 million from the sale of the Company's remaining interest in IOC and higher levels of interest income.

LIQUIDITY AND SOURCES OF CAPITAL

Cash flows from operating activities were $89.5 million in 1997. Working capital used $27.7 million reflecting lower inventory turns due in part to the roll out of our area distribution centers in our shapes distribution business. Payments related to prior restructurings used $8.2 million. Excluding the restructuring payments, operating activities generated cash flow of $97.7 million. Investment activities used $169.8 million including $111.5 million for acquisitions and acquisition related obligations. Capital spending was $52.6 million, or approximately 1.4 times depreciation. Additional investments in associated companies of $22.1 million primarily relates to the formation of a joint venture with Techmer PM. Proceeds from the sale of assets were $13.0 million and included the sale of our interest in the Iron Ore Sales Partnership and Hollinger Hanna, a management services company. Financing activities generated $95.5 million. Dividends used $19.2 million and the repurchase of .8 million shares for treasury utilized $18.0 million. The Company also issued $100.0 million of medium-term notes during 1997. At December 31, 1997, $180.0 million of additional debt securities could be issued under a shelf registration statement filed with the Securities and Exchange Commission during 1996.

The Company has a revolving credit facility which provides for borrowings up to $200 million and expires in January 2003. The agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement.

The current ratio was 1.6:1 at December 31, 1997 compared with 1.5:1 at December 31, 1996. Debt to total capital was 37.6% and 29.0% at December 31, 1997 and 1996, respectively.

ENVIRONMENTAL MATTERS

The Company is subject to various laws and regulations concerning environmental matters. The Company is committed to a long-term environmental protection program that reduces releases of hazardous materials into the environment as well as the remediation of identified existing environmental concerns.

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

Year 2000

The Company is in the process of implementing new enterprise-wide information technology systems and applications across our processing and distribution businesses to achieve a Year 2000 date conversion with no impact on our customer base or disruption to our operations. Management believes that this
process  should be substantially completed during  1998.   A
significant portion of the implementation costs have already been incurred and are being amortized or charged to expense in current operations. The Company does not believe that future costs will be material to its financial condition, results of operations or cash flows.

OUTLOOK

Any forward-looking statements included in this annual report are based on current expectations. Any statements in this annual report that are not historical in nature are forward-looking statements. Actual results may differ materially depending on the business conditions and growth in the plastics and rubber industries and general economy, foreign, political and economic developments, availability and pricing of raw materials, changes in product mix, shifts in market demand and changes in prevailing interest rates.
We continue to follow the financial crisis in Asia. We do not believe we have a significant exposure because in many instances, our business activities are transacted in U.S. dollars. Our operations are not concentrated in any one country and we sell to a diverse customer base.

On behalf of M.A. Hanna Management,

/s/ Michael S. Duffey
Michael S. Duffey
Vice President and Chief Financial Officer