Form 10-K405, Exhibit 13
period 1998-12-31
HANNA M A CO/DE
filed 1999-03-22
CIK 45370

Item 14(c) Exhibit (i) (13)



CONSOLIDATED STATEMENTS OF INCOME
M.A. Hanna Company and Consolidated Subsidiaries

                                                  Year Ended December 31
Dollars in thousands except per share data     1998        1997        1996

Net Sales                                   $2,285,882  $2,200,345  $2,066,248

Costs and Expenses
    Cost of goods sold                       1,883,344   1,781,736   1,685,167
    Selling, general and administrative        295,267     271,894     243,505
    Interest on debt                            33,915      23,751      20,033
    Amortization of intangibles                 16,167      14,204      14,313
    Other - net                                 22,161      (1,669)        339
                                             2,250,854   2,089,916   1,963,357
Income Before Income Taxes, Extraordinary
  Charge and Cumulative Effect of a
  Change in Accounting Principle                35,028     110,429     102,891

    Income taxes                                 4,686      45,828      43,729
Income Before Extraordinary Charge
  and Cumulative Effect of a Change in
  Accounting Principle                          30,342      64,601      59,162

    Extraordinary charge                             -           -      (5,352)

    Cumulative effect of a change in
accounting principle                            (2,059)          -           -
Net Income                                  $   28,283  $   64,601  $   53,810


Net Income Per Share
      Basic
        Income before extraordinary charge
          and cumulative effect of a change
          in accounting principle           $      .68  $     1.43  $     1.29
        Extraordinary charge                         -           -        (.11)
        Cumulative effect of a change
          in accounting principle                 (.04)          -           -
        Net income                          $      .64  $     1.43  $     1.18

      Diluted
        Income before extraordinary charge
          and cumulative effect of a change
          in accounting principle           $      .67  $     1.40  $     1.26
        Extraordinary charge                         -           -        (.11)
        Cumulative effect of a change
          in accounting principle                 (.04)          -           -
        Net income                          $      .63  $     1.40  $     1.15

See summary of accounting policies and notes to consolidated financial statements.






CONSOLIDATED STATEMENTS OF CASH FLOWS
M.A. Hanna Company and Consolidated Subsidiaries






                                                        Year Ended December 31
Dollars in thousands                                    1998     1997    1996


Cash Provided from (Used for) Operating Activities
  Net income                                         $ 28,283 $ 64,601 $ 53,810
  Depreciation and amortization                        59,735   52,639   50,116
  Companies carried at equity:
    Income                                             (4,558)  (4,546)  (6,058)
    Dividends received                                  3,459    5,420    7,104
  Changes in operating assets and liabilities:
    Receivables                                         2,795  (37,153)   3,743
    Inventories                                        (4,161) (30,746)   3,197
    Prepaid expenses                                     (701)  (3,193)  (2,450)
    Trade payables and accrued expenses               (33,841)  43,380   (1,978)
  Gain from sales of assets                            (1,009)  (6,340)       -
  Restructuring payments                              (10,576)  (8,239) (13,157)
  Restructuring charges                                29,800    6,140        -
  Cumulative effect of a change in accounting principle 3,460        -        -
  Extraordinary charge                                      -        -    8,774
  Other                                                 2,939    7,487    8,248
        Net operating activities                       75,625   89,450  111,349

Cash Provided from (Used for) Investing
  Activities
  Capital expenditures                                (66,424) (52,604) (49,532)
  Acquisitions of businesses, less cash acquired      (76,045) (96,512) (58,439)
  Acquisition payments                                   (207) (14,965)  (1,805)
  Sales of assets                                       5,635   13,048   11,928
  Investments in associated and other companies             -  (22,071)  (2,862)
  Return of cash from associated and other companies        -      851    8,170
  Other                                               (11,810)   2,468        7
        Net investing activities                     (148,851)(169,785) (92,533)











CONSOLIDATED STATEMENTS OF CASH FLOWS
M.A. Hanna Company and Consolidated Subsidiaries






                                               Year Ended December 31
                                              1998      1997      1996


Cash Provided from (Used for) Financing
  Activities
  Cash dividends paid                       (20,370)  (19,176)  (18,291)
  Proceeds from the sale of common stock      3,036     4,333     8,027
  Purchase of shares for treasury           (16,944)  (17,972)  (28,830)
  Increase in debt                          233,066   227,523   110,872
  Reduction in debt                        (134,567)  (99,161) (172,218)
        Net financing activities             64,221    95,547  (100,440)

  Effect of exchange rate changes on cash
                                               (103)   (3,810)      417
Cash and Cash Equivalents
  Increase(decrease)                         (9,108)   11,402   (81,207)
  Beginning of year                          41,430    30,028   111,235

  End of year                             $  32,322  $ 41,430  $ 30,028

Cash Paid During Year
  Interest                                $  34,304  $ 22,836  $ 22,938
  Income taxes                               25,527    36,992    31,731


See summary of accounting policies and notes to consolidated financial statements








CONSOLIDATED BALANCE SHEETS
M.A. Hanna Company and Consolidated Subsidiaries





                                                     December 31
Dollars in thousands                              1998         1997


Assets

  Current Assets
    Cash and cash equivalents                 $   32,322   $   41,430

    Receivables
      Trade (less allowance of $9,757 in 1998
        and $8,649 in 1997)                      339,721      322,975
      Other                                       10,381        9,372
                                                 350,102      332,347
    Inventories
      Finished products                          169,830      161,731
      Raw materials and supplies                  66,703       65,430
                                                 236,533      227,161

    Prepaid expenses                               9,937       10,976
    Deferred income taxes                         25,554       31,005
        Total current assets                     654,448      642,919

  Property, Plant and Equipment
    Land                                          21,549       19,285
    Buildings                                    141,569      118,413
    Machinery and equipment                      435,455      385,571
                                                 598,573      523,269
    Less accumulated depreciation                258,986      234,956
                                                 339,587      288,313
  Other Assets
    Goodwill and other intangibles               467,577      420,696
    Investments and other assets                  91,277       87,608
    Deferred income taxes                         41,008       29,469
                                                 599,862      537,773

        Total assets                          $1,593,897   $1,469,005














                                                                December 31
                                                             1998          1997


Liabilities and Stockholders' Equity

  Current Liabilities
    Notes payable to banks                             $     3,391  $     2,919
    Trade payables and accrued expenses                    358,081      393,925
    Current portion of long-term debt                        2,611        2,149
          Total current liabilities                        364,083      398,993

  Other Liabilities                                        210,476      205,480

  Long-term Debt
    Senior notes                                            87,775      124,960
    Medium-term notes                                      160,000      120,000
    Other                                                  233,111       80,267
                                                           480,886      325,227



  Stockholders' Equity
    Preferred stock, without par value;
      authorized 5,000,000 shares:
      issued and outstanding 0 shares in 1998 and 1997           -            -
    Common stock, par value $1.00 per share:
      authorized 100,000,000 shares; issued 66,059,298 shares
      in 1998 and 65,749,570 shares in 1997                 66,059       65,750
    Capital surplus                                        293,613      358,145
    Retained earnings                                      470,566      462,653
    Accumulated translation adjustment                     (12,327)     (11,964)
    Associates ownership trust (5,249,721
      shares in 1998 and 5,545,273 shares in 1997)         (65,255)    (144,213)
    Cost of treasury stock (16,439,467 shares
      in 1998 and 15,272,602 shares in 1997)              (214,204)    (191,066)
           Total stockholders' equity                      538,452      539,305

           Total liabilities and stockholders' equity  $ 1,593,897  $ 1,469,005




See summary of accounting policies and notes to consolidated financial statements








CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M.A. Hanna Company and Consolidated Subsidiaries



Dollars in thousands except per share data



                                        Preferred    Common  Capital   Retained
                                          Stock      Stock   Surplus   Earnings


Balance January 1, 1996                 $     -    $ 43,274 $ 324,273 $ 381,709
 Comprehensive income:
  Net income                                                             53,810
  Translation adjustment
  Minimum pension adjustment
 Total comprehensive income
 Cash dividends - $.402 per share                                       (18,291)
 Exercise of stock options                              309     4,532
 Purchase of shares for treasury
 Sale of common stock (193,058 shares)                   42     2,005
 Payment of incentive compensation awards
  and associate benefits                                          866
 Three-for-two common stock split                    21,637   (21,637)
 Adjustment to market value                                    19,504

Balance December 31, 1996                     -      65,262   329,543   417,228
 Comprehensive income:
  Net income                                                             64,601
  Translation adjustment
  Minimum pension adjustment
 Total comprehensive income
 Cash dividends - $.4275 per share                                      (19,176)
 Exercise of stock options                              449     7,047
 Purchase of shares for treasury
 Sale of common stock (49,356 shares)                    39       976
 Transfer of shares (300,000 shares)
 Payment of incentive compensation awards
  and associate benefits                                        1,779
 Adjustment to market value                                    18,800

Balance December 31, 1997                     -      65,750   358,145   462,653
 Comprehensive income:
  Net income                                                             28,283
  Translation adjustment
 Total comprehensive income
 Cash dividends - $.4575 per share)                                     (20,370)
 Exercise of stock options                               244    3,302
 Purchase of shares for treasury
 Sale of common stock (65,319 shares                      65      989
 Transfer of shares (200,151 shares)
 Payment of incentive compensation awards
  and associate benefits
 Adjustment to market value                                   (68,823)


Balance December 31, 1998                $    -    $  66,059 $293,613 $ 470,566








                                            Accumulated Other
                                           Comprehensive Income
                                           Minimum
                                           Pension    Accumulated    Associates
                                          Liability   Translation    Ownership
                                          Adjustment  Adjustment       Trust


Balance January 1, 1996                   $  (7,522)  $   1,588      $ (121,363)
 Comprehensive income:
  Net income
  Translation adjustment                                     59
  Minimum pension adjustment                  2,504
 Total comprehensive income
 Cash dividends - $.402 per share
 Exercise of stock options
 Purchase of shares for treasury
 Sale of common stock (193,058 shares)                                    4,041
 Payment of incentive compensation awards
  and associate benefits                                                  2,122
 Three-for-two common stock split
 Adjustment to market value                                             (19,504)

Balance December 31, 1996                    (5,018)       1,647       (134,704)
 Comprehensive income:
  Net income
  Translation adjustment                                 (13,611)
  Minimum pension adjustment                  5,018
 Total comprehensive income
 Cash dividends - $.4275 per share
 Exercise of stock options
 Purchase of shares for treasury
 Sale of common stock (49,356 shares)                                       220
 Transfer of shares (300,000 shares)                                      6,166
 Payment of incentive compensation awards
  and associate benefits                                                  2,905
 Adjustment to market value                                             (18,800)

Balance December 31, 1997                         -      (11,964)      (144,213)
 Comprehensive income:
  Net income
  Translation adjustment                                    (363)
 Total comprehensive income
 Cash dividends - $.4575 per share
 Exercise of stock options
 Purchase of shares for treasury
 Sale of common stock (65,319 shares
 Transfer of shares (200,151 shares)                                      4,797
 Payment of incentive compensation awards
  and associate benefits                                                  5,338
 Adjustment to market value                                              68,823


Balance December 31, 1998                 $       -  $   (12,327)    $  (65,255)








                                                         Total
                                          Treasury    Stockholders'
                                            Stock        Equity


Balance January 1, 1996                   $ (137,181) $  484,778
 Comprehensive income:
  Net income
  Translation adjustment
  Minimum pension adjustment
 Total comprehensive income                               56,373
 Cash dividends - $.402 per share                        (18,291)
 Exercise of stock options                      (817)      4,024
 Purchase of shares for treasury             (28,830)    (28,830)
 Sale of common stock (193,058 shares)                     6,088
 Payment of incentive compensation awards
  and associate benefits                       1,153       4,141
 Three-for-two common stock split                              -
 Adjustment to market value                                    -

Balance December 31, 1996                   (165,675)    508,283
 Comprehensive income:
  Net income
  Translation adjustment
  Minimum pension adjustment
 Total comprehensive income                               56,008
 Cash dividends - $.4275 per share                       (19,176)
 Exercise of stock options                    (3,069)      4,427
 Purchase of shares for treasury             (17,972)    (17,972)
 Sale of common stock (49,356 shares)                      1,235
 Transfer of shares (300,000 shares)          (6,166)          -
 Payment of incentive compensation awards
  and associate benefits                       1,816       6,500
 Adjustment to market value                                    -

Balance December 31, 1997                   (191,066)    539,305
 Comprehensive income:
  Net income
  Translation adjustment
 Total comprehensive income                               27,920
 Cash dividends - $.4575 per share                       (20,370)
 Exercise of stock options                    (1,397)      2,149
 Purchase of shares for treasury             (16,944)    (16,944)
 Sale of common stock (65,319 shares                       1,054
 Transfer of shares (200,151 shares)          (4,797)          -
 Payment of incentive compensation awards
  and associate benefits                                   5,338
 Adjustment to market value                                    -


Balance December 31, 1998                 $ (214,204) $  538,452

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

Basic weighted average shares outstanding for the years ended

December  31, 1998, 1997 and 1996 were 44,573,436, 45,167,937 and 45,789,136, respectively.



For diluted earnings per share, the number of shares used for basic  earnings per share are increased by the  common  stock equivalents  which  would arise from the  exercise  of  stock

options.   Weighted average shares outstanding (diluted)  for

the  years  ended  December 31, 1998,  1997  and  1996,  were

45,036,676, 46,271,857 and 46,823,501, respectively.



CASH EQUIVALENTS



Cash  equivalents  are  highly  liquid  investments  with  an

original  purchased maturity of three months or  less.   Cash

equivalents  are  stated  at cost,  which  approximates  fair value.



CONCENTRATIONS OF CREDIT RISK



Financial  instruments which potentially subject the  Company to  credit  risk  are trade accounts receivable  and  foreign

exchange  contracts.   Concentration  of  credit  risk   with

respect  to trade accounts receivable is limited due  to  the large  number of customers comprising the Company's  customer base  and  their distribution among many different industries and  geographic locations.  The Company is exposed to  credit risk  with  respect to forward foreign exchange contracts  in the  event of nonperformance by the counterparties  to  these

financial    instruments,   which   are    major    financial

institutions.   Management believes  the  risk  of  incurring

material losses related to this credit risk is remote.



INVENTORIES



Inventories are stated at the lower of cost or market.  Prior to  1998, a majority of the domestic inventories were  valued

by  the  last-in,  first-out (LIFO) cost  method.   Effective

January 1, 1998, the Company changed its method of accounting for  all  domestic inventories to the LIFO cost  method.  The change  in  accounting was made to better  match  acquisition costs  against sales, conform to the LIFO election  made  for income  tax  purposes and to provide greater  consistency  in

inventory  valuations across domestic  business  units.   The

effect  of  this change was not significant to 1998  reported

results.   Inventories  of  international  subsidiaries   are

valued  by the first-in, first-out (FIFO) method.  The excess of  current  cost  over LIFO cost was $8,143  and  $8,794  at

December 31, 1998 and 1997, respectively.



PROPERTY, PLANT AND EQUIPMENT



Property,   plant   and  equipment  are   stated   at   cost.

Depreciation  is  computed principally by  the  straight-line method.  Estimated asset lives are:


      Building and improvements       20 - 40 years
      Machinery and equipment         5 - 10 years
      Computer software and hardware  5 years


Property  items retired or otherwise disposed of are  removed

from   the  property  and  related  accumulated  depreciation

accounts,  and  any  gain or loss is  included  in  operating results.





GOODWILL AND OTHER INTANGIBLES



Goodwill is amortized over 40 years on a straight-line basis.

Net  other intangibles of $22,065 and $10,675 at December 31,

1998 and 1997, respectively, are amortized on a straight-line basis  over  5  to  40  years.  Accumulated  amortization  at

December  31,  1998  and  1997  was  $127,588  and  $111,747,

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



DERIVATIVE FINANCIAL INSTRUMENTS



The   Company   limits   its  use  of  derivative   financial

instruments  to forward foreign exchange contracts  to  hedge

certain   foreign   currency   receivables,   payables    and

intercompany  lending  transactions.   Gains  and  losses  on

foreign  currency transaction hedges are recognized in  other income  or expense and offset the foreign exchange gains  and losses on the underlying transactions.



In June 1998, the Financial Accounting Standards Board issued

Statement  of Financial Accounting Standards (SFAS)  No.  133

"Accounting   for   Derivative   Instruments   and    Hedging

Activities."   The Company is analyzing the  impact  of  this

Statement and will adopt it in 2000.



CHANGE IN ACCOUNTING PRINCIPLE



Effective  January 1, 1998, the Company adopted  the  AICPA's

Statement of Position 98-5 "Reporting on the Costs of  Start-

up  Activities" which requires all pre-operating costs to  be expensed as incurred.  Adoption of this Statement resulted in a  one-time  charge of $2,059 (net of taxes  of  $1,401)  for previously capitalized costs.  This charge was reported as  a cumulative effect of a change in accounting principle in 1998 earnings.






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data



PROFIT IMPROVEMENT PLAN



In  1998, the Company completed a review of its business  and implemented  a  plan which would lower the Company's  overall

cost    structures.   This   plan   included    consolidating

manufacturing  operations  and  improving  customer   service

capabilities through more efficient production facilities and more focused sales, marketing and technical support.  As part of  the profit improvement plan, the Company has closed  four

plants  and is  in negotiations to sell a fifth  plant.   The

Company will continue to incur facility costs including lease payments, utilities and taxes until the various leases expire

or   properties  are  sub-leased.   The  plan  included   the

elimination  of  approximately 300 jobs, of which  half  were eliminated in 1998 and half will be eliminated in early 1999.

These actions resulted in a pre-tax charge of $29,800 in  the third quarter of 1998.  The charge included $4,300 related to inventory  valuations, which was charged  to  cost  of  goods

sold,   $1,700  related  to accounts  receivable,  which  was

charged  to  selling,  general and administrative  costs  and

$23,800 related to involuntary severances, fixed asset write-

downs and plant closings which was charged to other-net.  The one-time charge on an after-tax basis was $17,731 or $.39 per share on a diluted basis.


Details of the charge and its utilization as of December  31,

1998 are as  follows:



                              1998      Utilized     Remaining
                             Charge      In 1998      Accrual
Inventory valuations         $ 4,300     $ 4,300      $     -
Accounts receivable            1,700       1,700            -
Associate costs                9,206       3,949        5,257
Asset write-downs             12,046       9,267        2,779
Plant closures                 2,548         385        2,163
                             $29,800     $19,601      $10,199


ACQUISITIONS



In  January 1998, the Company acquired a majority interest in

Melos  Carl  Bosch GmbH + Co. based in Melle, Germany.  Melos

produces   rubber,   thermoplastic  elastomer   and   plastic

compounds  for  the  wire  and cable,  sport  recreation  and automotive  markets.  In March 1998, the Company  acquired  a line  of  halogen  free, low-smoke flame retardant  compounds from  Exxon.  These products will compliment the halogen-free flame  retardant plastic compounds currently marketed by  the

Company's subsidiary, Enviro Care Compounds, based in Norway.

Enviro Care Compounds was acquired by the Company in February

1997.   In December 1998, the Company formed a joint  venture

with  Bifan S. A., which controls So.F.teR S.p.A., an Italian producer of thermoplastic elastomers.



During   1997,  the  Company  purchased  the  former  Sadolin

Masterbatch,   a  plastic  color  and  additive   concentrate

business based in Denmark; and  the manufacturing business of

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



These  acquisitions  were accounted for  using  the  purchase method  of accounting. Had the acquisitions and the formation of  joint  ventures  been  made at  the  beginning  of  1997,

reported  pro forma results of operations for 1998  and  1997 would not be materially different.



INCOME TAXES


Income taxes consist of the following:

                                   1998      1997     1996


Current
   Federal                       $(1,280)  $26,693  $24,613
   State                           1,519     5,663    4,022
   Foreign                         8,153     8,675    8,505
                                   8,392    41,031   37,140
Deferred
   Federal                        (4,913)    2,297    4,055
   State                            (893)        8      759
   Foreign                         2,100     2,492    1,775
                                  (3,706)    4,797    6,589
                                 $ 4,686   $45,828  $43,729





The  provision  for  income taxes differs  from  the  amount computed  by applying the U.S. statutory federal income  tax rate as follows:

                                     1998             1997            1996
                                 Amount  Percent  Amount Percent  Amount Percent


Provision at statutory tax rate $12,260  35.0%   $38,650 35.0%   $36,012 35.0%
State income taxes                  407   1.1      3,686  3.3      3,108  3.0
Goodwill amortization             3,213   9.2      2,869  2.6      2,811  2.7
Adjustment  to  reserves         (9,500)(27.1)         -    -          -    -
Other - net                      (1,694) (4.8)       623   .6      1,798  1.8
                                $ 4,686  13.4%   $45,828 41.5%   $43,729 42.5%


During  1998,  the Company recorded a one-time reduction  of income tax reserves of $9,500 in connection with reaching an agreement with the Internal Revenue Service relative  to  an examination of previously filed tax returns.


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



Significant components of the Company's deferred tax  assets

(liabilities) are as follows:



                                             1998     1997


Basis differences from purchase accounting $(6,188) $(7,471)
Property, plant and equipment              (11,245) (12,490)
Other postretirement benefits               34,035   32,948
Associate benefits                          19,463   18,012
Foreign net operating losses and tax
   credit carryforwards                      7,336    6,776
Restructuring and plant closedown costs      5,510    4,926
Environmental costs                          6,582    6,869
Inventory and receivable allowances          3,062    4,082
Other                                        7,594    7,816
                                            66,149   61,468
Valuation allowance                         (7,336)  (6,776)
Net deferred income tax asset              $58,813  $54,692



At  December 31, 1998, the Company has foreign net operating loss carryforwards the majority of which expire by 2003  and foreign  tax  credit  carryforwards the  majority  of  which

expire  in  2000.   The  Company has  recorded  a  valuation

allowance  for these carryforwards as it is not  anticipated that they will be utilized before expiration.



Income  from  continuing  operations  before  income   taxes

includes  $27,392, $35,343, and $26,980 in 1998,  1997,  and

1996, respectively, from international operations.


LONG-TERM DEBT


Long-term debt at December 31 consists of the following:

                                           1998      1997

9.375% Senior notes due 2003            $ 87,775  $ 87,775
9% Senior notes due 1998                       -    37,185
Medium-term notes - interest rates
  from 6.52% to 7.16% with a weighted
  average rate of 6.85% - due
  between 2004 and 2011                  160,000   120,000
Bank borrowings                          214,625    77,197
Capital lease obligations                  3,839         -
Other                                     17,258     5,219
                                         483,497   327,376
Less current portion                       2,611     2,149
                                        $480,886  $325,227



Annual  maturities of long-term debt for the next five  years are:  1999--$2,611; 2000--$2,734; 2001--$2,594; 2002--$2,834;

and 2003--$305,490.



The  Company has a revolving credit agreement which  provides for  borrowings up to $200 million through January 2003  with interest rates determined at the time of the borrowing  based

on  a  choice of formulas specified in the agreement.   There

were  no borrowings under this agreement at December 31, 1998 or 1997.



Bank borrowings include committed and uncommitted borrowings.

At  December 31, 1998, the Company had $103,940 of borrowings from  uncommitted bank lines and $27,172 from committed  bank lines  at interest rates ranging from 3.35% to 10.50%  and  a

weighted  average  interest rate of 5.98%.   Bank  borrowings

from uncommitted bank lines include $9,485 of debt assumed as part of the acquisition of So.F.teR S.p.A.  During 1998,  the

Company  entered into a five-year, 5.1% fixed rate  borrowing for  90,000 DM ($53,687 as of December 31, 1998) and a three-

month,  3.93%  rate  borrowing of 50,000 DM  ($29,826  as  of

December  31, 1998). It is the Company's policy  to  classify these bank borrowings as long-term debt since the Company has the  ability, under the revolving credit agreement,  and  the intent to maintain these obligations longer than one year.



Other  debt at December 31, 1998 and 1997, consists primarily of  mortgages, industrial revenue bonds and notes. Other debt at December 31, 1998, also includes mortgages assumed as part of  the  acquisition  of  So.F.teR S.p.A.  totaling  $14,014.

These obligations mature in various installments through 2007 and are at interest rates ranging from 3.46% to 7.00%.



The  Company  had  $3,391  and $2,919  of  outstanding  notes payable  to banks at December 31, 1998 and 1997, at  weighted average interest rates of 8.99% and 8.62%, respectively.



In 1996, the Company repurchased $102,310 principal amount of

Senior   Notes   in   the  open  market,  resulting   in   an

extraordinary charge of $8,774 ($5,352 after tax).



The  Senior Note agreement contains certain restrictions  and conditions among which are limitations on cash dividends  and

other   payments.   Under  the  most  restrictive  of   these

agreements,  approximately $236,318 of retained earnings  was free of such limitations at December 31, 1998.



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



Under  the  Company's Stock Purchase Rights Plan, each  Right entitles  the holder of common stock to buy from the  Company one one-hundredth of a share of Cumulative Series A Preferred

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

December 16, 2001.



The  Company's 1988 Long-Term Incentive Plan provides for the granting  of  options,  including  options  to  non-associate directors,  up  to 6,426,038 shares.  The exercise  price  of each option equals the market price of the Company's stock on the date of grant; options have a life of ten years.  Options vest according to a graded vesting schedule of one-third  one year  from  the date of grant, one-third two years  from  the date  of  grant and one-third three years from  the  date  of grant.



The Company applies the intrinsic value-based method of

accounting prescribed by APB Opinion No. 25 for this plan.

Accordingly, no compensation expense has been recognized for its fixed stock option plan as options are granted at fair

market value.  Had compensation expense for the Company's

stock-based compensation plan been determined based on the

fair value at the grant dates for awards under that plan

consistent with the method of SFAS No. 123, the Company's net income, basic earnings per share and diluted earnings per

share amounts would have been restated as follows:



Proforma                              1998    1997    1996
Net income                          $26,499 $62,392 $53,065
Basic earnings per share                .59    1.38    1.16
Diluted earnings per share              .59    1.35    1.13


The  imputed  fair value of each option is estimated  on  the date  of  grant using the Black-Scholes option pricing  model with the following assumptions.

                                      1998     1997     1996
Dividend yield                         3.20%    2.00%    2.08%
Expected price volatility             27.00%   25.00%   22.60%
Risk free interest rate                4.75%    5.75%    6.25%
Expected option life                 8 years  8 years 10 years


The following table summarizes the changes in the outstanding options for the three years ended December 31:



                              1998              1997               1996
                            Weighted          Weighted           Weighted
                            Average           Average            Average
                                 Exercise           Exercise           Exercise
                         Shares   Price    Shares    Price    Shares    Price
Outstanding at
  beginning of year    2,905,524 $16.21  2,951,234  $14.14  2,821,484  $12.39
Granted                  737,760  15.03    470,026   23.92    456,521   21.15
Exercised               (244,409) 11.46   (446,958)  10.31   (309,131)   8.39
Canceled or expired      (16,370) 22.70    (68,778)  18.01    (17,640)  15.49
Outstanding at
  end of year          3,382,505  16.26  2,905,524   16.21  2,951,234   14.14

Options exercisable
  at end of year       2,298,819         2,177,233          1,862,317
Weighted-average fair
  value of options
  granted during the year  $3.98             $7.96              $7.54




The following table summarizes information about options

outstanding at December 31, 1998:

                          Options Outstanding              Options Exercisable
                             Weighted Average  Weighted                 Weighted
   Range of         Options    Remaining       Average      Options     Average
Exercise Prices   Outstanding Contractual      Exercise   Exercisable   Exercise
                                 Life          Price                    Price

$ 7.40 to 12.99     715,970     3.2 years      $10.81        597,699    $10.61
 13.00 to 16.99   1,381,553     6.6 years       14.55        823,917     14.25
 17.00 to 26.81   1,284,982     7.8 years       21.12        877,203     20.13
                  3,382,505                                2,298,819


At  December  31,  1998, 820,133 shares  were  available  for future grants.



BUSINESS SEGMENTS


In  1998, the Company adopted SFAS No. 131 "Disclosures about

Segments  of  an  Enterprise and Related Information,"  which changes  the  way the Company reports information  about  its operating  segments.  Segment information for 1997  and  1996 has been restated to conform with the new presentation.



The   Company   has  three  reportable  segments   -   rubber

processing,   plastic  processing  and   distribution.    The

reportable  segments are business units that offer  different

products   and   services.  Additionally,  the  manufacturing

processes  for  rubber processing and plastic processing  are

different.   Rubber  processing includes the  manufacture  of

custom  rubber  compounds and additives.  Plastic  processing includes  the  production  of custom  plastic  compounds  and

custom  formulated  colorants  and  additives.   Distribution

includes  distribution  of  engineered  plastic  shapes   and

thermoplastic and thermoset resins and fiberglass  materials.

Other  operations  include the Company's Diversified  Polymer

Products  business, its marine and insurance  operations  and management fees.



The Company evaluates performance and allocates resources  on

operating  income  before interest  and  income  taxes.   The

accounting policies of the reportable segments are  the  same as those described in the summary of accounting policies.








NOTES TO FINANCIAL STATEMENTS --Continued
M.A. Hanna Company and Consolidated Subsidiaries




                                  Rubber      Plastic
                                 Processing  Processing  Distribution
1998
Net sales from external customers $528,513    $833,091    $910,057
Intersegment sales                   2,483      25,032       7,834
Depreciation and amortization       17,855      33,499       6,586
Operating income                    47,816 (1)  28,286 (2)  13,457 (3)
Assets                             390,197     670,324     372,798
Capital expenditures                23,955      35,444       5,573


1997
Net sales from external customers $448,488    $768,683    $961,222
Intersegment sales                   3,347      22,637       7,118
Depreciation and amortization       13,556      31,175       6,167
Operating income                    44,381      63,460 (5)  42,767 (6)
Assets                             326,107     616,097     376,681
Capital expenditures                11,672      34,283       6,022


1996
Net sales from external customers $388,400    $723,537    $921,838
Intersegment sales                   4,064      14,417       4,392
Depreciation and amortization       11,425      31,235       5,909
Operating income                    35,440      61,251      40,497
Assets                             219,845     538,469     360,564
Capital expenditures                10,826      31,952       6,140






                                    Other
                                  Operations  Corporate       Total
1998
Net sales from external customers $ 14,221    $      -     $2,285,882
Intersegment sales                       -           -         35,349
Depreciation and amortization          785       1,010         59,735
Operating income                     1,358     (21,974)(4)     68,943
Assets                              18,678     141,900      1,593,897
Capital expenditures                   699         753         66,424


1997
Net sales from external customers $ 21,952    $      -     $2,200,345
Intersegment sales                       -           -         33,102
Depreciation and amortization          825         916         52,639
Operating income                    10,552 (7) (26,980)       134,180
Assets                              16,471     133,649      1,469,005
Capital expenditures                   420         207         52,604


1996
Net sales from external customers $ 32,473    $      -     $2,066,248
Intersegment sales                       -           -         22,873
Depreciation and amortization          746         801         50,116
Operating income                    10,507     (24,771)       122,924
Assets                               7,926     123,975      1,250,779
Capital expenditures                   157         457         49,532


(1)   Includes $4,251 of charges from the profit improvement plan
(2)   Includes $16,372 of charges from the profit improvement plan
(3)   Includes $5,640 of charges from the profit improvement plan
(4)   Includes $3,537 of charges from the profit improvement plan
(5)   Includes $5,140 of restructuring charges
(6)   Includes $1,000 of restructuring charges
(7)   Includes $6,340 gain from the sale of assets






Net  sales,  which are attributed to countries based  on  the location of the business unit recognizing the sale, and long-

lived assets by geographic area are as follows:



                             1998        1997        1996


Net sales
 United States           $1,775,373   $1,722,373 $1,637,252
 Europe                     291,007      251,720    234,263
 Asia/Pacific               144,011      154,897    137,407
 Other                       75,491       71,355     57,326
                         $2,285,882   $2,200,345 $2,066,248



Long-lived assets
 United States             $636,553   $  642,077 $  519,332
 Europe                     211,063      102,699    110,359
 Asia/Pacific                45,748       46,858     45,825
 Other                        5,077        4,983      5,107
                           $898,441   $  796,617 $  680,623






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


                                   1998      1997      1996


Defined benefit plans
  Service cost                    $  480    $  411    $  430
  Interest cost on projected
    benefit obligation             5,477     5,979     5,911
  Return on plan assets           (7,760)   (8,941)   (6,933)
  Net amortization and deferral      (58)    2,673     1,735
  Net pension cost                (1,861)      122     1,143
Defined contribution plans         6,822     5,464     5,213
                                  $4,961    $5,586    $6,356




The  following  table sets forth the funded  status  of  the

Company's defined benefit plans:





                                               1998        1997

Change in projected benefit obligation
  Benefit obligation at beginning of year   $ 81,009     $79,367
  Service and interest cost                    5,957       6,390
  Plan amendments                             (1,178)          -
  Actuarial losses                             3,430       2,248
  Benefits paid                               (6,982)     (6,996)
  Benefit obligation at year end              82,236      81,009

Change in plan assets
  Fair value of plan
    assets at beginning of year              100,711      86,706
  Actual return on plan assets                11,774      20,915
  Employer contributions                         484          86
  Benefits paid                               (6,982)     (6,996)
  Fair value of plan assets at end of year   105,987     100,711

  Funded Status                               23,751      19,702
  Unrecognized actuarial gains                (9,257)     (7,814)
  Unrecognized net transition obligation         159         758
  Net amount recognized                    $  14,653     $12,646



The  projected  benefit obligation was determined  using  an assumed  discount rate of 6.75% and 7.50% in 1998 and  1997,

respectively,  an  assumed long-term  rate  of  increase  in compensation  of 5% for both years and an assumed  long-term rate of return on plan assets of 8.5% for both years.



Effective  December  31,  1998,  the  Company  amended   the

Salaried  Employees  Retirement Income  Plan,  freezing  the benefits earned under the Plan.  In accordance with SFAS No.

88  "Accounting for Settlements and Curtailments of  Defined

Benefit  Pension  Plans and for Termination  Benefits",  the

Company   recorded   a   $1,457   net   curtailment    loss.

Additionally,  this  plan amendment  resulted  in  a  $1,178 decrease in the projected benefit obligation.



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



The  status  of the Company's plans, which are unfunded,  at

December 31, 1998 and 1997, is as follows:


                                                        1998     1997


Change in benefit obligation
  Benefit  obligation at the beginning of  the  year   $65,773  $63,484
  Service and interest cost                              5,605    5,641
  Benefits paid                                         (4,233)  (4,701)
  Actuarial losses                                       3,149    1,349
  Benefit obligation at the end of the year            $70,294  $65,773


Funded status
  Unfunded obligation                                  $70,294  $65,773
  Unrecognized actuarial gain                           14,447   18,677
  Accrued liability recognized at year end             $84,741  $84,450



Net   periodic  postretirement  benefit  cost  includes  the

following components:

                                                  1998      1997    1996


Service cost                                     $   972  $   834  $ 1,060
Interest cost                                      4,633    4,807    4,863
Amortization of unrecognized actuarial gain       (1,081)    (781)    (425)
Net periodic postretirement benefit cost         $ 4,524  $ 4,860  $ 5,498



The  weighted-average assumed rate of increase  in  the  per capita  cost  of  covered benefits (i.e., health  care  cost trend  rate) is assumed to be 8.5% at December 31, 1998  and

1997,  respectively, and decreasing gradually  to  5.25%  in

2005  and  remaining  at  that  level  thereafter.   A   one

percentage  point  change in the assumed  health  care  cost trend rates would have the following effects:


                                             One             One
                                          percentage      percentage
                                            point           point
                                           increase        decrease

Change in service and interest             $  772         $  (656)
    cost  components  of  annual
expense

Change in postretirement
  benefit obligation                       $8,138         $(7,114)



A  discount  rate  of  6.75% and 7.50%  in  1998  and  1997,

respectively,  was  used  in  determining  the   accumulated

benefit obligation.



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

Company  enters into intercompany lending transactions.   The

Company  also enters into foreign exchange contracts  related to  this  foreign exchange exposure.  Realized and unrealized gains  and  losses on these contracts are recorded  as  other

income  or  expense.   The Company does  not  hold  or  issue

financial instruments for trading purposes.



The  table  below  summarizes  by  currency  the  contractual amounts  of  the  Company's  foreign  exchange  contracts  at

December  31, 1998.  Foreign currency amounts are  translated at exchange rates as of December 31, 1998.  The "Buy" amounts represent  the  U.S.  dollar  equivalent  of  commitments  to purchase foreign currencies, and the "Sell" amounts represent the  U.S.  dollar equivalent of commitments to  sell  foreign currencies.

                                     Buy         Sell
    Currency
      U.S. dollar                  $59,605      $19,892
      British pound sterling        17,770       10,098
      French franc                   1,060       68,104
      German deutschmark             7,200        1,494
      Belgian franc                  6,407            -
      Canadian dollar                4,248            -
      Dutch guilder                  4,350            -
      Australian dollar                  -        3,424
      Other                          3,506          983



The  following  methods  and assumptions  were  used  by  the

Company  in  estimating fair value disclosures for  financial instruments:



Cash  and Cash Equivalents: The carrying amounts reported  in the balance sheet approximate fair value.



Long  and  Short-Term  Debt:  The  carrying  amount  of   the

Company's short-term borrowings approximates fair value.  The fair  value of the Company's Senior and Medium-term Notes  is based  on quoted market prices.  The carrying amount  of  the

Company's  borrowings under its variable interest rate  long-

term   revolving   credit  agreements  and  other   long-term

borrowings approximates fair value.



Foreign  Exchange  Contracts: The fair  value  of  short-term foreign  exchange  contracts is based on  exchange  rates  at

December  31,  1998.   The fair value  of  long-term  foreign

exchange  contracts  is  based on quoted  market  prices  for contracts with similar maturities.



The  carrying  amounts  and  fair  values  of  the  Company's financial instruments at December 31, 1998 and 1997,  are  as follows:


                                  1998               1997
                            Carrying   Fair    Carrying   Fair
                             Amount    Value    Amount    Value

Cash and cash equivalents   $32,322  $32,322   $41,430  $41,430
Notes payable to banks        3,391    3,391     2,919    2,919
Long-term debt
  9.375% Senior notes        87,775   99,291    87,775  100,055

  9% Senior notes                 -        -    37,185   37,910
  Medium-term notes         160,000  163,637   120,000  122,545
  Bank borrowings           214,625  214,625    77,197   77,197
  Other                      21,097   21,097     5,219    5,219
Foreign exchange contracts      166      166       663      663



LEASE COMMITMENTS



The   Company   leases  certain  manufacturing   facilities,

warehouses, transportation equipment and data processing and

office  equipment under capital and operating leases.   Rent

expense  for  operating  leases  was  $21,530,  $21,009  and

$18,646  for  the years ending December 31, 1998,  1997  and

1996,  respectively.  Certain of the Company's  leases  have options  to  renew, and there are no significant  contingent rentals.



At  December 31, 1998, future minimum lease commitments  for noncancelable leases are as follows:

                                      Operating       Capital
                                        Leases        Leases
1999                                   $15,844         $  758
2000                                    11,733            815
2001                                     9,753            808
2002                                     7,954            836
2003                                     5,706          1,170
Thereafter                              15,076              -
Total                                  $66,066          4,387
Less: Interest                                            548
Present value of minimum lease payments                $3,839


CONTINGENCIES



Claims have been made against subsidiaries of the Company for the  costs of environmental remediation measures taken or  to be taken in connection with operations that have been sold or

closed.   These include the clean-up of Superfund  sites  and

participation  with  other  companies  in  the  clean-up   of

hazardous  waste disposal sites, several of which  have  been designated as Superfund sites.  Reserves for such liabilities have  been established and no insurance recoveries have  been

anticipated  in  the  determination  of  the  reserves.    In

management's  opinion,  the  aforementioned  claims  will  be resolved  without  material adverse effect on  the  financial position, results of operations or cash flows of the Company.



LITIGATION



The  Company is engaged in legal proceedings arising  in  the ordinary  course of business.  The Company believes that  the ultimate  outcome of these proceedings will not have material adverse  impact on the Company's financial position,  results of operations or cash flows.


OTHER - NET


Other - net includes the following:

                                    1998       1997      1996


Interest and dividends            $(1,010)  $  (589)  $(1,578)
Gain on sale of assets             (1,009)   (6,340)        -
Expenses of closed facilities       1,291     3,166     4,160
Profit improvement plan charges    23,800     6,140         -
Foreign exchange gain              (3,249)   (2,800)   (2,558)
Minority interest                   4,706         -         -
Other                              (2,368)   (1,246)      315
                                  $22,161   $(1,669)  $   339


DETAIL OF CURRENT AND OTHER LIABILITIES



Trade payables and accrued expenses and other liabilities  at

December 31 are principally comprised of the following items:


                                            1998      1997

Trade payables and accrued expenses
    Trade payables                       $222,993  $247,778
    Salaries and wages                     10,732    12,466
    Associate benefits                     39,657    42,847
    Restructuring and acquisition costs    18,350    10,164
    Other postretirement benefits           4,912     4,763
Other liabilities
    Plant closedown costs                   8,718    11,420
    Environmental costs                    13,687    14,641
    Associate benefits                     31,924    27,544
    Other postretirement benefits          79,829    79,687
    Minority interest                      33,091    25,708



Associate benefit accruals include employee health, life  and

disability   insurance,   profit   sharing   and    incentive

compensation,  pension expense, workers'  compensation  costs and vacation pay.



SUPPLEMENTAL CASH FLOW DATA



The following is a summary of noncash investing and financing activities.



                                        1998      1997      1996


Acquisition of businesses
    Assets acquired                    $129,674  $103,369  $130,712
     Liabilities assumed                 52,096     6,520    68,574
    Cash paid                            77,578    96,849    62,138
    Less cash acquired                    1,533       337     3,699
                                       $ 76,045  $ 96,512  $ 58,439

Debt of companies acquired             $ 27,338         -  $ 19,106

Payment of incentive compensation
   awards with treasury and AOT stock  $  1,042  $  3,293  $ 2,019

Payment of stock options exercised
  with shares of common stock          $  1,396  $  3,069  $   817

Release of common stock held by
  Associates Ownership Trust           $  5,033  $  8,134  $ 2,122

Transfer of common stock released
  from Associates Ownership Trust
    to treasury stock                  $ (4,797) $ (6,166)       -







Quarterly Financial and Stock Price Data
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data

Summarized unaudited quarterly financial and stock price data for 1998 and 1997 are as follows:

                                         First     Second    Third     Fourth
                                         Quarter   Quarter   Quarter   Quarter

1998
    Net sales                          $ 591,501 $ 595,613 $ 564,539 $ 534,229
    Gross margin                         114,229   109,573    92,861    85,875
    Income before cumulative effect of
        change in accounting principl 15,407 12,969 (145) 2,111 Cumulative effect of change in
        accounting principle              (2,059)        -         -         -
     Net income                           13,348    12,969      (145)    2,111

    Net income per common share (diluted)
  Income before cumulative effect of
    a change in accounting principle         .34       .29         -      0.05
  Cumulative effect of a change in
    accounting principle                    (.05)        -         -         -
     Net Income                              .29       .29         -      0.05

    Price range
          High                             25.56     24.69     18.25     15.94
          Low                              19.75     17.88      9.75     10.56
    Cash dividends paid                    .1125     .1125     .1125     .1200




1997
    Net sales                          $ 527,629 $ 555,382 $ 561,418 $ 555,916
    Gross margin                         101,477   106,020   103,907   107,205
    Net income                            15,228    17,104    16,631    15,638
    Net income per common share (dilu        .33       .37       .36       .34
    Price range
          High                             24.63     30.00     28.75     27.25
          Low                              19.75     20.38     24.63     23.63
    Cash dividends paid                     .105      .105      .105     .1125



Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each quarter, and the sum of the quaters may not be necessarily be equal to the full year income per share amount.








SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data



                                            1998       1997       1996

Summary of Operations
Net sales                                $2,285,882 $2,200,345 $2,066,248
Cost of goods sold                        1,883,344  1,781,736  1,685,167
Selling, general and administrative         295,267    271,894    243,505
Amortization of intangibles                  16,167     14,204     14,313
Interest on debt                             33,915     23,751     20,033
Income(loss) from continuing operations
  before income taxes, extraordinary
  charge and cumulative effect of changes
  in accounting principles                   35,028    110,429    102,891
Income taxes                                  4,686     45,828     43,729
Income(loss) from continuing operations
  before extraordinary charge and
  cumulative effect of changes in
  accounting principles                      30,342     64,601     59,162
Net income                                   28,283     64,601     53,810
Per share of common stock (basic)
  Income(loss) from continuing operations       .68       1.43       1.29
  Net income                                    .64       1.43       1.18
  Dividends paid                                .46        .43        .40
Cash dividends paid on
  Common stock                               20,370     19,176     18,291
  Preferred stock                                 -          -          -


Balance Sheet
Current assets                           $  654,448 $  642,919 $  533,539
Current liabilities                         364,083    398,993    351,939

Working capital                             290,365    243,926    181,600
Property, plant and equipment - net         339,587    288,313    254,407
Other assets                                599,862    537,773    462,833
Net long-term assets of discontinued
  operations                                      -          -          -
Other liabilities                          (210,476)  (205,480)  (182,852)
Long-term debt                             (480,886)  (325,227)  (207,705)

Total stockholders' equity               $  538,452 $  539,305 $  508,283
Shares of common stock outstanding       49,619,831 50,476,968 50,989 815
Average diluted shares outstanding       45,036,676 46,271,857 46,823,501
Book value per share of common stock     $    10.85 $    10.68 $     9.97






                                             1995       1994       1993

Summary of Operations
Net sales                                $1,901,954 $1,719,356 $1,412,071
Cost of goods sold                        1,552,643  1,393,036  1,146,191
Selling, general and administrative         218,823    213,318    179,228
Amortization of intangibles                  13,969     12,458     12,006
Interest on debt                             26,278     28,549     32,258
Income(loss) from continuing operations
  before income taxes, extraordinary
  charge and cumulative effect of changes
  in accounting principles                   98,821     66,222     37,654
Income taxes                                 42,119     29,218     16,357
Income(loss) from continuing operations
  before extraordinary charge and
  cumulative effect of changes in            56,702     37,004     21,297
  accounting principles
Net income                                  102,039     43,294      2,018
Per share of common stock (basic)
  Income(loss) from continuing operations      1.22        .80        .46
  Net income                                   2.19        .93        .05
  Dividends paid                                .37        .34        .32
Cash dividends paid on
  Common stock                               16,962     15,688     14,003
  Preferred stock                                 -          -          -


Balance Sheet
Current assets                           $  574,612 $  565,615 $  405,782
Current liabilities                         335,251    337,491    259,680

Working capital                             239,361    228,124    146,102
Property, plant and equipment - net         227,021    204,135    184,296
Other assets                                429,963    445,410    438,628
Net long-term assets of discontinued
  operations                                      -          -     94,904
Other liabilities                          (179,580)  (173,888)  (176,422)
Long-term debt                             (231,987)  (288,869)  (322,052)

Total stockholders' equity               $  484,778 $  414,912 $  365,456
Shares of common stock outstanding       51,964,377 53,541,141 53,417,283
Average diluted shares outstanding       47,412,297 47,203,412 46,283,262
Book value per share of common stock     $     9.33 $     7.75 $     6.84








                                            1992       1991       1990

Summary of Operations
Net sales                                $1,188,541 $1,006,638 $  960,228
Cost of goods sold                          961,925    797,892    749,071
Selling, general and administrative         152,366    147,998    137,674
Amortization of intangibles                  11,069     10,146      9,704
Interest on debt                             32,509     23,221     18,301
Income(loss) from continuing operations
  before income taxes, extraordinary
  charge and cumulative effect of changes
  in accounting principles                   27,005    (16,195)    44,023
Income taxes                                  8,819      8,225     12,830
Income(loss) from continuing operations
  before extraordinary charge and
  cumulative effect of changes in            18,186    (24,420)    31,193
  accounting principles
Net income                                   19,025      1,875     55,871
Per share of common stock (basic)
  Income(loss) from continuing operati          .42       (.48)       .50
  Net income                                    .44        .01        .90
  Dividends paid                                .29        .28        .25
Cash dividends paid on
  Common stock                               12,630     15,267     15,175
  Preferred stock                                 -      1,031          -


Balance Sheet
Current assets                           $  416,739 $  275,060 $  276,711
Current liabilities                         229,327    195,610    181,471

Working capital                             187,412     79,450     95,240
Property, plant and equipment - net         195,117    184,877    183,536
Other assets                                440,873    443,702    458,394
Net long-term assets of discontinued
  operations                                 99,836    121,374    129,869
Other liabilities                          (174,558)  (118,082)  (161,674)
Long-term debt                             (350,737)  (330,863)  (137,691)

Total stockholders' equity               $  397,943 $  380,458 $  567,674
Shares of common stock outstanding       52,650,162 51,367,613 59,906,358
Average diluted shares outstanding       44,332,720 54,472,086 63,136,015
Book value per share of common stock     $     7.56 $     7.41 $     9.47






                                            1989

Summary of Operations
Net sales                                $  918,276
Cost of goods sold                          718,636
Selling, general and administrative         135,741
Amortization of intangibles                   8,886
Interest on debt                             21,128
Income(loss) from continuing operations
  before income taxes, extraordinary
  charge and cumulative effect of changes
  in accounting principles                   44,797
Income taxes                                  7,608
Income(loss) from continuing operations
  before extraordinary charge and
  cumulative effect of changes in            37,189
  accounting principles
Net income                                   86,920
Per share of common stock (basic)
  Income(loss) from continuing operati          .61
  Net income                                   1.49
  Dividends paid                                .20
Cash dividends paid on
  Common stock                               11,812
  Preferred stock                             2,125


Balance Sheet
Current assets                           $  264,772
Current liabilities                         167,272

Working capital                              97,500
Property, plant and equipment - net         173,477
Other assets                                444,479
Net long-term assets of discontinued
  operations                                137,304
Other liabilities                          (175,310)
Long-term debt                             (134,834)

Total stockholders' equity               $  542,616
Shares of common stock outstanding       62,524,211
Average diluted shares outstanding       63,399,335
Book value per share of common stock     $     8.68




Shareholder Information
M.A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH. At December 31, 1998, the number of shareholders of record of the Company's common stock was 4,625.











Management's  Discussion and Analysis of Financial  Condition

and Results of Operations



RESULTS OF OPERATIONS



The  Company faced strategic and tactical challenges in  1998

that were driven by both external and internal factors.   The

Company's performance was impacted by the economic crises  in

Asia  and  Russia, softness in certain industrial markets,  a work stoppage at General Motors and a downward trend in resin

prices,   all  of  which  put  pressures  on  gross  margins.

Executing integration plans in the Company's domestic plastic colorant  and compounding businesses was more difficult  than

anticipated.   Installation  of  new  information  technology

systems  also  consumed a substantial  amount  of  energy  of management and associates.  In addition, the conversion to  a hub  and spoke distribution system with call centers  in  the shapes  distribution business increased costs and  negatively impacted this business's ability to service customers.



During  1998, the Company completed a review of its  business and  implemented a plan that will lower the Company's overall

cost  structures.   The Company expects between  $12  million

and  $14  million  in benefits from these  actions  in  1999,

mostly from reduced headcount and lower fixed overhead costs.

The  plan includes consolidating manufacturing operations and

improving   customer   service  capabilities   through   more

efficient  production  facilities  and  more  focused  sales,

marketing and technical support.  These actions resulted in a pre-tax  charge of $29.8 million.  The charge  includes  $4.3 million related to inventory valuations which was charged  to cost  of  goods  sold  and $1.7 million related  to  accounts

receivable   which  was  charged  to  selling,  general   and

administrative expenses.  The remainder of the charge related to involuntary severances, the write down of fixed assets and provisions for closing of five manufacturing facilities,  and was charged to other-net.  The breakdown of the total cost of the plan by business segment is as follows: rubber processing

-   $4.3   million;  plastic  processing  -  $16.4   million;

distribution - $5.6 million; and corporate - $3.5 million.



As  of December 31, 1998, the Company had closed four of  the manufacturing  facilities and, subsequent to year  end,  sold the  fifth  facility.  The Company  will  continue  to  incur facility  costs  until leases expire or  the  facilities  are

subleased.    The   plan   included   the   elimination    of

approximately 300 jobs, of which half were eliminated in 1998 and half will be eliminated in early 1999.



A  number of other actions were taken in 1998 to set  a  more solid  footing  for  the future.  The  Company  expanded  its

geographic   reach   and  broadened  its   products   through

acquisitions  and  joint  ventures.   It  gained  its   first

international  presence  in  rubber  compounding   with   the

acquisition of a majority interest in Melos Carl Bosch GmbH +

Co.    Key   product  lines  were  established  through   the

acquisition of Exxon Chemical's halogen-free, flame retardant business.  A  joint venture agreement was also  reached  with

Bifan S.A., a holding company that controls So.F.teR S.p.A, a

leading   Italian   producer  of  thermoplastic   elastomers.

Finally, another joint venture was formed with Ube Industries for  the  manufacture of nylon compounds  in  North  America,

Europe and Asia.  These acquisitions and joint ventures  were accounted for as a purchase and resulted in approximately $55 million of additional goodwill in 1998.



Further actions in 1998, led to two new facilities which  are under construction - a rubber colorant and additives plant in

Ohio  and a rubber compounding facility in Mexico.  Expansion of  two  additional  facilities  -  a  plastic  colorant  and compounding plant in Texas and the Melos facility in  Germany

-  is  also  under  way.  During 1998, the Company  opened  a plastic  compounding plant in China and a colorants plant  in

Hungary.



1998 COMPARED WITH 1997


Revenues  from  rubber processing businesses  increased  from

$448.5  million to $528.5 million in 1998 due to acquisitions and  higher  volumes,  partially  offset  by  lower  pricing.

Plastic  processing revenues increased 8.4% over 1997  levels to $833.1 million; acquisitions made in 1998 and 1997 account for  all  of  the  growth with unit volumes,  pricing  and  a

stronger   U.S.  dollar  partially  offsetting  the   growth.

Revenues  from  the distribution businesses  decreased  $51.2 million  to  $910.1 million due to lower unit volumes,  lower pricing  and the stronger U.S. dollar.  Revenues  from  other operations  were  $14.2 million in 1998 compared  with  $21.9 million in 1997 due to lower volume and pricing.



Gross margins were 17.6% in 1998 compared with 19.0% in 1997.

Gross margins in the rubber processing business improved over

1997  levels due to acquisitions.  Plastic processing margins deteriorated from 1997 levels due to lower volume and pricing

without  a corresponding decrease in cost structures.   Gross

margins  in the distribution businesses also fell  from  1997 levels  due  in  part  to lower volume and  pricing  and  the problems converting to the hub and spoke distribution  system in  the  shapes distribution business.  A reduction  in  LIFO reserves also improved gross margins in 1997.



Selling, general and administrative expenses increased  $23.4 million  in  1998 to $295.3 million.  Acquisitions  accounted for  $20.3  million and incremental costs for  the  Company's

information  technology  systems were  $6.0  million.   As  a

percentage  of  sales,  selling, general  and  administrative expenses  were  12.9% in 1998 and 12.4% in 1997  and  reflect lower revenues without a corresponding reduction in expenses.



Interest  on  debt increased from $23.8 million  in  1997  to

$33.9  million  in 1998 due to increased borrowings  to  fund acquisitions made in 1998 and 1997, higher levels of  working capital and capital expenditure programs.



Other-net in 1998 includes a $23.8 million provision  related

to  the  profit improvement plan announced during 1998.   The

provision  included  costs  for  asset  write  downs,   plant

closings and severance. Other - net in 1997 included gains of

$6.3  million  from  the  sale  of  the  Company's  remaining interest  in the Iron Ore Company of Canada sales agency  and its  interest in Hollinger Hanna.  Additionally, in 1997  the

Company  recorded  a $5.1 million charge related  to  plastic

processing   businesses   for  plant   closings,   facilities

rationalization and start up costs for a new plant and a $1.0

million   charge   for  the  reengineering   of   its   resin

distribution business.



The  Company's effective tax rate in 1998 was 13.4%  compared with 41.5% in 1997.  Included in tax expense in 1998 is a one-

time benefit of $9.5 million as a result of an agreement with the Internal Revenue Service regarding an examination for the years  1990 through 1992.  Without the one time benefit,  the

effective  tax  rate  for 1998 would have  been  40.5%.   The

Company  continues  to explore tax planning  strategies  that will  enable it to sustain or lower the current tax  rate  in the future.



1997 COMPARED WITH 1996


Revenues  from  rubber processing businesses increased  15.5%

over  1996  levels to $448.5 million due to acquisitions  and higher unit volumes and pricing.  Plastic processing revenues increased  from $723.5 million in 1996 to $768.7  million  in

1997.  Acquisitions in both plastic colorants and compounding and  higher  unit  volumes  were partially  offset  by  lower

pricing  and  the  impact of foreign exchange.   Distribution

revenues  increased 4.3% from 1996 levels to $961.2  million.

Increases  in  unit  volume and product  mix  were  partially

offset by lower pricing and the stronger U.S. dollar.   Sales

from  other  operations  were down $10.5  million  from  1996

levels.   1996 revenues included revenues from the management

of  Iron  Ore Company of Canada (IOC), management of  a  bulk unloading  facility in Cleveland and the Company's  ownership interest in the IOC sales agency.  No revenues were generated during  1997  from these operations due to the expiration  of the  management  contracts  and the  sale  of  the  Company's ownership interest in the sales agency.



Gross margins were 19.0% in 1997 compared with 18.4% in 1996.

Gross  margins  in the rubber processing businesses  improved over  1996 levels due to higher unit volumes and acquisitions made  in 1997.  Plastic processing margins also improved over

1996  levels  due  to acquisitions and higher  unit  volumes.

Gross  margins  from distribution businesses  were  favorably impacted  in  1997 by higher unit volumes and  reductions  in

LIFO reserves.



Selling,  general and administrative expenses increased  from

$243.5  million  in  1996 to $271.9  million  in  1997.   The

increase was due to higher levels of sales, acquisitions  and higher  costs associated with the development of  HannaLinkT,

the    Company's    enterprise-wide    information    system.

Acquisitions   accounted   for  $10.2   million   while   the

incremental  cost  of  HannaLinkT was  $8.2  million.   As  a

percent   of   sales,  selling,  general  and  administrative

expenses were 12.4% in 1997 compared with 11.8% in 1996.



Interest  on  debt increased $3.7 million in  1997  to  $23.8

million.   The  increase  in interest expense  resulted  from

increased borrowings to fund acquisitions, the formation of a joint venture and increased working capital levels.



Other  - net included gains of $6.3 million from the sale  of the  Company's remaining interest in the Iron Ore Company  of

Canada  sales  agency  and its interest in  Hollinger  Hanna.

Additionally,  the  Company recorded a  $5.1  million  charge related  to  its  plastic  processing  businesses  for  plant closings, facilities rationalization and start up costs for a new plant and a $1.0 million charge for the reengineering  of its resin distribution business.



The  Company's effective tax rate was 41.5% in 1997  compared with 42.5% in 1996.



LIQUIDITY AND SOURCES OF CAPITAL


Cash  flows from operating activities provided $75.6  million in  1998.  Working capital used $35.9 million, reflecting  an

increase   in  days  sales  outstanding  primarily   in   the

distribution  businesses and a reduction in  days  supply  in trade  payables over 1997 levels.  Inventory turns were  flat with  1997  levels with improvement in the plastic processing businesses  being  offset  by  deterioration  in  the  rubber processing  and distribution businesses. Payments related  to restructuring activities used $10.6 million in cash in  1998.

Investing  activities used $148.9 million and included  $66.4 million  for  capital  expenditures  and  $76.0  million  for acquisitions and formation of joint ventures.  The  Company's

capital   budget  for  1999  is  $77.0  million.    Financing

activities  generated  $64.2 million.  Dividends  used  $20.4 million  and  the repurchase of 876,000 shares  for  treasury used  $16.9  million.  The Company issued  $40.0  million  of

medium-term   notes  in  1998  under  a  shelf   registration

statement  filed with the Securities and Exchange  Commission in  1996.  During 1998, the Company entered into a five  year fixed  rate borrowing for 90.0 million DM.  Funds  from  this agreement were used to refinance borrowings incurred  earlier in  the  year  to acquire a majority interest in  Melos  Carl

Bosch GmbH + Co.



The  Company  has a revolving credit facility which  provides

for  borrowing up to $200 million and expires in  2003.   The

agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified  in the agreement.



The  current  ratio was 1.8:1 on December 31, 1998,  compared with  1.6:1 on December 31, 1997.  Long-term debt to  capital

was   47.2%  and  37.6%  on  December  31,  1998  and   1997,

respectively.



MARKET RISK


The Company is exposed to foreign currency exchange risk

in  the  ordinary  course of business.   Management  has

examined  the  Company's exposure to this risk  and  has

concluded  that the Company's exposure in this  area  is

not material to fair values, cash flows or earnings.



The  Company's products are sold in numerous  countries.

The  collection of revenues and the payment  of  certain

expenses  may  give  rise  to  currency  exposure.   The

Company    also   enters   into   intercompany   lending

transactions.   Foreign exchange contracts  are  entered

into as a result of this foreign currency exposure.



ENVIRONMENTAL MATTERS



The  Company  is  subject  to various  laws  and  regulations concerning  environmental matters.  The Company is  committed to  a long-term environmental protection program that reduces releases of hazardous materials into the environment as  well as  the  remediation  of  identified  existing  environmental concerns.



Claims have been made against subsidiaries of the Company for costs  of environmental remediation measures taken or  to  be taken  in connection with operations that have been  sold  or

closed.   These include the clean-up of Superfund  sites  and

participation  with  other  companies  in  the  clean-up   of

hazardous waste disposal sites.  Several of these sites  have

been  designated  as  Superfund  sites.   Reserves  for  such

liabilities have been established and no insurance recoveries have  been  anticipated  in  the determination  of  reserves.

While   it   is  not  possible  to  predict  with  certainty,

management  believes that the aforementioned claims  will  be resolved  without  material adverse effect on  the  financial position, results of operations or cash flows of the Company.



YEAR 2000 READINESS DISCLOSURE



The  Company is addressing the issue of computer programs and embedded  computer chips being unable to distinguish  between the  year 1900 and the year 2000.  It has undertaken  various initiatives intended to ensure that its computer programs and embedded  computer chips will perform as intended  regardless of date and that all data including dates can be accessed and processed with expected results.  The Company expects  to  be year 2000 compliant by June 30, 1999.



Beginning  in 1995 the Company began a multi-year project  to

(i)   replace   22   legacy  systems  which   resulted   from

acquisitions  made since 1986, (ii) introduce enterprise-wide information technology systems from SAP America, Inc., Oracle

Corporation  and  J.D. Edwards in order  to  consolidate  and standardize  its  information technology  systems  and  (iii)

install  other  enterprise-wide software in  order  to  serve customers  better and operate more efficiently.  An important benefit of this project is that new systems and software will be year 2000 compliant.



It  is  expected  that the new systems and software  will  be installed, tested and operating no later than June 30,  1999.

When installed the new systems and software will comprise  at least  95% of the systems and software being operated by  the

Company  worldwide.  In connection with the  introduction  of the  new systems and software, the Company has identified the legacy  systems  being retained that are not  currently  year

2000  compliant, and has put in place programs to bring  them to  a  state  of year 2000 compliance by the middle  of  1999

through   upgrading  or  replacement,  as  appropriate.    In

addition,  the Company has implemented a program to  identify

and   test   date  sensitive  chips  to  ensure   year   2000

functionality, with a formal monthly reporting procedure.



The  Company  has  also  been  engaged  in  the  process   of

identifying and prioritizing critical suppliers and customers at the direct interface level, and communicating with respect to  their state of year 2000 readiness.  Evaluations  of  the most  critical  third  parties have  commenced  and  will  be followed by the development of contingency plans.



A  significant  portion of the costs  to  implement  the  new systems and software have already been incurred and are being

amortized  or charged to expense in current operations.   The

historical costs of remediating the non-compliant systems has been  included  in the Company's information technology  cost reporting  and  are  not material to its financial  position,

results  of operations or cash flows.  The Company  does  not believe that future costs associated with the new systems and software and the required modifications of the legacy systems to  become  year  2000  compliant will  be  material  to  its financial position, results of operations or cash flows.



The  Company  has formulated a general contingency  plan  for dealing  with the most serious year 2000 compliance  failures as  they  may occur and expects to fund the contingency  plan efforts from operating funds.  During 1999, the Company  will develop more detailed contingency plans.



The  failure  to correct a material year 2000  problem  could result in an interruption in, or a failure of, certain normal

business  activities  or  operations.   Such  failure   could

materially  and  adversely affect the  Company's  results  of operations,  liquidity and financial condition  or  adversely

affect   the  Company's  relationships  with  its  suppliers,

customers  or  other  third  parties.   Due  to  the  general

uncertainty  inherent in the year 2000 problem, resulting  in part  from  the  uncertainty of the year  2000  readiness  of suppliers  and customers, the Company is unable to  determine at  this  time whether the consequences of year 2000 failures will  have  a  material  impact on  its  financial  position,

results  of  operations or cash flows.  The Company  believes that  the scheduled completion of the implementation  of  the new  systems  and  software prior to June  30,  1999,  should reduce the possibility of significant interruptions of normal operations.



CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS


Any forward-looking statements included in this annual report are  based on current expectations with respect to the future performance  of  the  Company and  may  constitute  "forward-

looking  statements" within the meaning of federal securities

laws.   Any  statements in this annual report  that  are  not

historical in nature are forward-looking statements.   Actual

results  may  differ  materially depending  on  the  business conditions  and growth in the plastics and rubber industries,

the   general   economy,  foreign,  political  and   economic

developments,   foreign  exchange  rates,  availability   and

pricing  of  plastic  resins,  supplies  and  raw  materials,

changes  in product mix, shifts in market demand,  year  2000 compliance issues and changes in prevailing interest rates.



On behalf of M.A. Hanna management,





/s/ Michael S. Duffey

Senior Vice President, Finance and Administration