Form 10-K, Exhibit 13
period 1999-12-31
HANNA M A CO/DE
filed 2000-03-27
CIK 45370

                                                     Item 14(c) Exhibit (i) (13)

CONSOLIDATED STATEMENTS OF INCOME
M.A. Hanna Company and Consolidated Subsidiaries

                                                            Year Ended December 31
                                               -----------------------------------------
Dollars in thousands except per share data         1999           1998           1997
========================================================================================

NET SALES                                      $ 2,304,578    $ 2,285,882    $ 2,200,345

COSTS AND EXPENSES
    Cost of goods sold                           1,886,007      1,883,344      1,781,736
    Selling, general and administrative            305,374        295,267        271,894
    Interest on debt                                31,730         33,915         23,751
    Amortization of intangibles                     15,259         16,167         14,204
    Other - net                                     (2,378)        22,161         (1,669)
                                               -----------    -----------    -----------
                                                 2,235,992      2,250,854      2,089,916
                                               -----------    -----------    -----------
INCOME BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                              68,586         35,028        110,429

    Income taxes                                    33,161          4,686         45,828
                                               -----------    -----------    -----------
INCOME BEFORE CUMULATIVE EFFECT OF
  A CHANGE IN ACCOUNTING PRINCIPLE                  35,425         30,342         64,601

    Cumulative effect of a change in
    accounting principle                              --           (2,059)          --
                                               -----------    -----------    -----------
NET INCOME                                     $    35,425    $    28,283    $    64,601
                                               ===========    ===========    ===========


NET INCOME PER SHARE
      Basic
        Income before cumulative effect of a
        change in accounting principle         $       .79    $       .68    $      1.43
        Cumulative effect of a change
        in accounting principle                       --             (.04)          --
                                               -----------    -----------    -----------
        Net income                             $       .79    $       .64    $      1.43
                                               ===========    ===========    ===========

      Diluted
        Income before cumulative effect of a
        change in accounting principle         $       .79    $       .67    $      1.40
        Cumulative effect of a change
        in accounting principle                       --             (.04)          --
                                               -----------    -----------    -----------
        Net income                             $       .79    $       .63    $      1.40
                                               ===========    ===========    ===========

See Summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
M.A. Hanna Company and Consolidated Subsidiaries




                                                                   Year Ended December 31
                                                          -----------------------------------
Dollars in thousands                                         1999         1998         1997
---------------------------------------------------------------------------------------------

CASH PROVIDED FROM (USED FOR) OPERATING ACTIVITIES
  Net income                                              $  35,425    $  28,283    $  64,601
  Depreciation and amortization                              64,221       59,735       52,639
  Companies carried at equity:
    Income                                                   (5,098)      (4,558)      (4,546)
    Dividends received                                        5,527        3,459        5,420
  Changes in operating assets and liabilities:
    Receivables                                             (20,250)       2,795      (37,153)
    Inventories                                             (23,642)      (4,161)     (30,746)
    Prepaid expenses                                         (2,418)        (701)      (3,193)
    Trade payables and accrued expenses                      51,668      (33,841)      43,380
  Gain from sales of assets                                 (13,232)      (1,009)      (6,340)
  Provisional loss from sale of assets                       10,865         --           --
  Restructuring payments                                     (9,041)     (10,576)      (8,239)
  Restructuring charges                                        --         29,800        6,140
  Cumulative effect of a change in accounting principle        --          3,460         --
  Other                                                      12,800        2,939        7,487
                                                          ---------    ---------    ---------
        Net operating activities                            106,825       75,625       89,450

CASH PROVIDED FROM (USED FOR) INVESTING
  ACTIVITIES
  Capital expenditures                                      (58,918)     (66,424)     (52,604)
  Acquisitions of businesses, less cash acquired            (11,695)     (76,045)     (96,512)
  Acquisition payments                                         (233)        (207)     (14,965)
  Sales of assets                                            30,324        5,635       13,048
  Investments in associated and other companies              (2,105)        --        (22,071)
  Return of cash from associated and other companies            575         --            851
  Other                                                       7,663      (11,810)       2,468
                                                          ---------    ---------    ---------
        Net investing activities                            (34,389)    (148,851)    (169,785)

CONSOLIDATED STATEMENTS OF CASH FLOWS
M.A. Hanna Company and Consolidated Subsidiaries





                                                   Year Ended December 31
                                            -----------------------------------
                                               1999         1998         1997
-------------------------------------------------------------------------------

CASH PROVIDED FROM (USED FOR) FINANCING
  ACTIVITIES
  Cash dividends paid                         (21,564)     (20,370)     (19,176)
  Proceeds from the sale of common stock        1,223        3,036        4,333
  Purchase of shares for treasury                --        (16,944)     (17,972)
  Increase in debt                             97,763      233,066      227,523
  Reduction in debt                          (140,880)    (134,567)     (99,161)
                                            ---------    ---------    ---------
        Net financing activities              (63,458)      64,221       95,547

  Effect of exchange rate changes on cash        (363)        (103)      (3,810)
                                            ---------    ---------    ---------

CASH AND CASH EQUIVALENTS
  Increase(decrease)                            8,615       (9,108)      11,402
  Beginning of year                            32,322       41,430       30,028
                                            ---------    ---------    ---------

  End of year                               $  40,937    $  32,322    $  41,430
                                            =========    =========    =========

CASH PAID DURING YEAR
  Interest                                  $  31,237    $  34,304    $  22,836
  Income taxes                                 13,310       25,527       36,992

See summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
M.A. Hanna Company and Consolidated Subsidiaries




                                                       December 31
                                                -----------------------
Dollars in thousands                               1999         1998
-----------------------------------------------------------------------

ASSETS

  Current Assets
    Cash and cash equivalents                   $   40,937   $   32,322

    Receivables
      Trade (less allowance of $9,502 in 1999
        and $9,757 in 1998)                        341,635      339,721
      Other                                         14,394       10,381
                                                ----------   ----------
                                                   356,029      350,102
    Inventories
      Finished products                            182,861      169,830
      Raw materials and supplies                    69,190       66,703
                                                ----------   ----------
                                                   252,051      236,533

    Other current assets                            20,908        9,937
    Deferred income taxes                           27,593       25,554
                                                ----------   ----------
        Total current assets                       697,518      654,448

  Property, Plant and Equipment
    Land                                            23,482       21,549
    Buildings                                      139,343      141,569
    Machinery and equipment                        455,315      435,455
                                                ----------   ----------
                                                   618,140      598,573
    Less accumulated depreciation                  284,232      258,986
                                                ----------   ----------
                                                   333,908      339,587
  Other Assets
    Goodwill and other intangibles                 432,576      467,577
    Investments and other assets                    94,694       91,277
    Deferred income taxes                           31,862       41,008
                                                ----------   ----------
                                                   559,132      599,862
                                                ----------   ----------

        Total assets                            $1,590,558   $1,593,897
                                                ==========   ==========





See summary of significant accounting policies and notes to consolidated financial statements.

                                                                      December 31
                                                             --------------------------
                                                                  1999           1998
---------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities
    Notes payable to banks                                   $     4,011    $     3,391
    Trade payables and accrued expenses                          404,293        358,081
    Current portion of long-term debt                              4,020          2,611
                                                             -----------    -----------
          Total current liabilities                              412,324        364,083

  Other Liabilities                                              205,031        210,476

  Long-term Debt
    Senior notes                                                  87,775         87,775
    Medium-term notes                                            160,000        160,000
    Other                                                        175,914        233,111
                                                             -----------    -----------
                                                                 423,689        480,886



  Stockholders' Equity
    Preferred stock, without par value:
      authorized 5,000,000 shares;
      issued and outstanding 0 shares in 1999 and 1998              --             --
    Common stock, par value $1.00 per share:
      authorized 100,000,000 shares; issued 66,193,985
      shares in 1999 and 66,059,298 shares in 1998                66,194         66,059
    Capital surplus                                              289,292        293,613
    Retained earnings                                            484,427        470,566
    Accumulated translation adjustment                           (17,763)       (12,327)
    Associates ownership trust (4,182,713
      shares in 1999 and 5,249,721 shares in 1998)               (48,203)       (65,255)
    Cost of treasury stock (17,242,100 shares
      in 1999 and 16,439,467 shares in 1998)                    (224,433)      (214,204)
                                                             -----------    -----------
           Total stockholders' equity                            549,514        538,452
                                                             -----------    -----------

           Total liabilities and stockholders' equity        $ 1,590,558    $ 1,593,897
                                                             ===========    ===========




See summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M.A. Hanna Company and Consolidated Subsidiaries

                                                                                                              Accumulated Other
                                                                                                           Comprehensive Income
                                                                                                     ----------------------------
Dollars in thousands except per share data                                                             Minimum
                                                                                                       Pension      Accumulated
                                               Preferred     Common       Capital       Retained      Liability     Translation
                                                 Stock       Stock        Surplus       Earnings      Adjustment     Adjustment
                                               ----------  -----------  -------------  ------------  -------------  -------------

BALANCE JANUARY 1, 1997                         $      -     $ 65,262      $ 329,543      $417,228       $ (5,018)     $   1,647
    Comprehensive income:
      Net income                                                                            64,601
      Translation adjustment                                                                                             (13,611)
      Minimum pension adjustment                                                                            5,018
    Total comprehensive income
    Cash dividends - $.4275 per share                                                      (19,176)
    Exercise of stock options                                     449          7,047
    Purchase of shares for treasury
    Sale of common stock (49,356 shares)                           39            976
    Transfer of shares (300,000 shares)
    Payment of incentive compensation awards
        and associate benefits                                                 1,779
    Adjustment to market value                                                18,800
                                               ----------  -----------  -------------  ------------  -------------  -------------

BALANCE DECEMBER 31, 1997                              -       65,750        358,145       462,653              -        (11,964)
    Comprehensive income:
      Net income                                                                            28,283
      Translation adjustment                                                                                                (363)
    Total comprehensive income
    Cash dividends - $.4575 per share                                                      (20,370)
    Exercise of stock options                                     244          3,302
    Purchase of shares for treasury
    Sale of common stock (65,319 shares)                           65            989
    Transfer of shares (200,151 shares)
    Payment of incentive compensation awards
        and associate benefits
    Adjustment to market value                                               (68,823)
                                               ----------  -----------  -------------  ------------  -------------  -------------

BALANCE DECEMBER 31, 1998                              -       66,059        293,613       470,566              -        (12,327)
    Comprehensive income:
      Net income                                                                            35,425
      Translation adjustment                                                                                              (5,436)
    Total comprehensive income
    Cash dividends - $.485 per share                                                       (21,564)
    Exercise of stock options                                      74            676
    Sale of common stock (61,348 shares)                           61            687
    Transfer of shares (767,000 shares)
    Payment of incentive compensation awards
        and associate benefits                                                  (494)
    Adjustment to market value                                                (5,190)
                                               ----------  -----------  -------------  ------------  -------------  -------------


BALANCE DECEMBER 31, 1999                       $      -     $ 66,194      $ 289,292      $484,427       $      -      $ (17,763)
                                               ==================================================================================



Dollars in thousands except per share data
                                                 Associates                          Total
                                                 Ownership       Treasury        Stockholders'
                                                   Trust           Stock            Equity
                                                -------------   ------------     --------------

BALANCE JANUARY 1, 1997                            $(134,704)     $(165,675)         $ 508,283
    Comprehensive income:
      Net income
      Translation adjustment
      Minimum pension adjustment
    Total comprehensive income                                                          56,008
    Cash dividends - $.4275 per share                                                  (19,176)
    Exercise of stock options                                        (3,069)             4,427
    Purchase of shares for treasury                                 (17,972)           (17,972)
    Sale of common stock (49,356 shares)                 220                             1,235
    Transfer of shares (300,000 shares)                6,166         (6,166)                 -
    Payment of incentive compensation awards
        and associate benefits                         2,905          1,816              6,500
    Adjustment to market value                       (18,800)                                -
                                                -------------   ------------     --------------

BALANCE DECEMBER 31, 1997                           (144,213)      (191,066)           539,305
    Comprehensive income:
      Net income
      Translation adjustment
    Total comprehensive income                                                          27,920
    Cash dividends - $.4575 per share                                                  (20,370)
    Exercise of stock options                                        (1,397)             2,149
    Purchase of shares for treasury                                 (16,944)           (16,944)
    Sale of common stock (65,319 shares)                                                 1,054
    Transfer of shares (200,151 shares)                4,797         (4,797)                 -
    Payment of incentive compensation awards
        and associate benefits                         5,338                             5,338
    Adjustment to market value                        68,823                                 -
                                                -------------   ------------     --------------

BALANCE DECEMBER 31, 1998                            (65,255)      (214,204)           538,452
    Comprehensive income:
      Net income
      Translation adjustment
    Total comprehensive income                                                          29,989
    Cash dividends - $.485 per share                                                   (21,564)
    Exercise of stock options                                          (656)                94
    Sale of common stock (61,348 shares)                                                   748
    Transfer of shares (767,000 shares)                9,654         (9,654)                 -
    Payment of incentive compensation awards
        and associate benefits                         2,208             81              1,795
    Adjustment to market value                         5,190                                 -
                                                -------------   ------------     --------------


BALANCE DECEMBER 31, 1999                          $ (48,203)     $(224,433)         $ 549,514
                                               ================================================

See summary of significant accounting policies and notes to consolidated financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data


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

NET INCOME PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Shares of common stock held by the Associates Ownership Trust (AOT) enter into the determination of the average number of shares outstanding when the shares are released from the AOT to fund obligations under certain associate compensation and benefit plans. Basic weighted average shares outstanding for the years ended December 31, 1999, 1998 and 1997 were 44,602,505, 44,573,436, and 45,167,937, respectively.

For diluted earnings per share, the number of shares used for basic earnings per share are increased by the common stock equivalents which would arise from the exercise of stock options. Weighted average shares outstanding (diluted) for the years ended December 31, 1999, 1998 and 1997, were 44,718,869, 45,036,676 and
46,271,857, respectively.

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

INVENTORIES
Inventories are stated at the lower of cost or market. Prior to 1998, a majority of the domestic inventories were valued by the last-in, first-out (LIFO) cost method. Effective January 1, 1998, the company changed its method of accounting for all domestic inventories to the LIFO cost method. The change in accounting was made to better match acquisition costs against sales, conform to the LIFO election made for income tax purposes and to provide greater consistency in inventory valuations across domestic business units. The effect of this change was not significant to 1998 reported results. Inventories of international subsidiaries are valued by the first-in, first-out (FIFO) method. The excess of current cost over LIFO cost was $5,276 and $6,867 at December 31, 1999 and 1998, respectively.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Depreciation is computed principally by the straight-line method. Estimated asset lives are:

             Building and improvements               20 -    40 years
             Machinery and equipment                  5 -    10 years
             Computer software and hardware           3 -     5 years

Property items retired or otherwise disposed of are removed from the property and related accumulated depreciation accounts, and any gain or loss is included in operating results.

GOODWILL AND OTHER INTANGIBLES
Goodwill is amortized over 40 years on a straight-line basis. Net other intangibles of $15,771 and $22,065 at December 31, 1999 and 1998, respectively, are amortized on a straight-line basis over 5 to 40 years. Accumulated amortization at December 31, 1999 and 1998 was $133,583 and $127,588, respectively.

The carrying value of goodwill and other intangibles is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill and other intangibles may not be recoverable, the carrying value will be reduced by the estimated shortfall of cash flows on a discounted basis. During 1999, $15,109 of goodwill and other intangibles were written off in connection with the sale or pending sale of businesses.

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

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 which delays the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", to fiscal years beginning after June 15, 2000. The company is analyzing the impact of SFAS 133 and will adopt it in 2001.

CHANGE IN ACCOUNTING PRINCIPLE
Effective January 1, 1998, the company adopted the AICPA's Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" which requires all pre-operating costs to be expensed as incurred. Adoption of this Statement resulted in a one-time charge of $2,059 (net of taxes of $1,401) for previously capitalized costs. This charge was reported as a cumulative effect of a change in accounting principle in 1998 earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data


PROFIT IMPROVEMENT PLAN
In 1998, the company completed a review of its business and implemented a plan that would lower the company's overall cost structures. This plan included consolidating manufacturing operations and improving customer service capabilities through more efficient production facilities and more focused sales, marketing and technical support. As part of the profit improvement plan, the company has closed four plants and sold a fifth plant. The company will continue to incur facility costs including lease payments, utilities and taxes until the various leases expire or properties are sub-leased. The plan included the elimination of approximately 300 jobs, of which half were eliminated in 1998 and the remaining were eliminated in 1999. These actions resulted in a pre-tax charge of $29,800 in the third quarter of 1998. The charge included $4,300 related to inventory valuations, which was charged to cost of goods sold, $1,700 related to accounts receivable, which was charged to selling, general and administrative costs and $23,800 related to involuntary severances, fixed asset write-downs and plant closings which was charged to other-net. The one-time charge on an after-tax basis was $17,731 or $.39 per share on a diluted basis in 1998.

Details of the charge and its utilization as of December 31, 1999, are as follows:

                             1998                 Utilized        Accrual Balance          Utilized         Accrual Balance
                             Charge                1998          December 31, 1998           1999          December 31, 1999
                       ------------------   ------------------   ------------------   ------------------   ------------------
Inventory valuations   $            4,300   $            4,300   $             --     $             --     $             --
Accounts receivable                 1,700                1,700                 --                   --                   --
Associate costs                     9,206                3,949                5,257                4,352                  905
Asset write-downs                  12,046                9,267                2,779                1,551                1,228
Plant closures                      2,548                  385                2,163                1,652                  511
                       ------------------   ------------------   ------------------   ------------------   ------------------
                       $           29,800   $           19,601   $           10,199   $            7,555   $            2,644
                       ==================   ==================   ==================   ==================   ==================


The remaining accrued costs of $2,644 as of December 31, 1999 will be fully utilized per contractual obligations with payments extending until

2002 for associate costs, and 2005 for obligations related to plant closures and asset write-downs.

ACQUISITIONS
In December 1999, the company acquired a majority interest in Star Color Co., Ltd. Star Color is a producer of color and additives for plastics located in Thailand. The company has the right to acquire the remaining interest in 2003. In March 1999, the company acquired the remaining interest in Melos Carl Boesch GmbH. The company originally acquired a majority interest in Melos Carl Boesch GmbH based in Melle, Germany in January 1998. Melos produces rubber, thermoplastic elastomer and plastic compounds for the wire and cable, sport recreation and automotive markets.

In March 1998, the company acquired a line of halogen free, low-smoke flame retardant compounds from Exxon. These products will compliment the halogen-free flame-retardant plastic compounds currently marketed by the company's subsidiary, Enviro Care Compounds, based in Norway. In December 1998, the company formed a joint venture with Bifan S. A., which controls So.F.teR S.p.A., an Italian producer of thermoplastic elastomers.

These acquisitions were accounted for using the purchase method of accounting. Had the acquisitions and the formation of joint ventures been made at the beginning of 1999 and 1998 respectively, reported pro forma results of operations for 1999 and 1998 would not be materially different.

INCOME TAXES
Income taxes consist of the following:

                              1999               1998            1997
----------------------------------------------------------------------

Current
      Federal                $11,707          $(1,280)         $26,693
      State                    1,596            1,519            5,663
      Foreign                 11,535            8,153            8,675
                             -------           ------           ------
                              24,838            8,392           41,031
Deferred
      Federal                  5,482           (4,913)           2,297
      State                    1,410             (893)               8
      Foreign                  1,431            2,100            2,492
                             -------           ------           ------
                               8,323           (3,706)           4,797
                             -------          -------           ------
                             $33,161          $ 4,686          $45,828
                             =======          =======          =======



The provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate as follows:

                                                 1999                   1998                  1997
---------------------------------------------------------------------------------------------------------
                                          Amount    Percent       Amount     Percent     Amount   Percent
                                          ------    -------       ------     -------     ------   -------


Provision at statutory tax rate           $24,005   35.0%         $12,260     35.0%      $38,650   35.0%
State income taxes                          1,954    2.8              407      1.1         3,686    3.3
Goodwill amortization and writedown         7,117   10.4            3,213      9.2         2,869    2.6
Adjustment to reserves                          -    -             (9,500)   (27.1)            -      -
Other - net                                    85     .1           (1,694)    (4.8)          623     .6
                                           ------   ----           ------     ----        ------   ----
                                          $33,161   48.3%         $ 4,686     13.4%      $45,828   41.5%
                                           ======   ====           ======     ====        ======   ====


During 1998, the company recorded a reduction of income tax reserves of $9,500 relating to the settlement of examinations of previously filed tax returns.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company has not provided taxes on undistributed earnings of international subsidiaries and joint ventures, which amount to $93,563, as these earnings are considered indefinitely reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings.

Significant components of the company's deferred tax assets (liabilities) are as follows:

                                                   1999            1998
-------------------------------------------------------------------------

Basis differences from purchase accounting       $(6,312)         $(6,188)
Property, plant and equipment                    (12,782)         (11,245)
Other postretirement benefits                     33,862           34,035
Associate benefits                                22,418           19,463
Foreign net operating losses and tax
   credit carryforwards                            4,081            7,336
Restructuring and plant closedown costs            2,684            5,510
Environmental costs                                6,404            6,582
Inventory and receivable allowances                4,405            3,062
Other                                             (1,268)           7,594
                                                  ------           ------
                                                  53,492           66,149
Valuation allowance                               (4,081)          (7,336)
                                                  ------           ------
Net deferred income tax asset                    $49,411          $58,813
                                                  ======           ======


At December 31, 1999, the company has foreign net operating loss carryforwards, the majority of which expire in varying amounts during 2003 to 2006 and foreign tax credit carryforwards, the majority of which expire in 2001. The company has recorded a valuation allowance for these carryforwards, as it is not anticipated that they will be utilized before expiration. During 1999, certain net operating loss and foreign tax credit carryforwards were utilized and the valuation reserve was reduced by $3,255.

Income from continuing operations before income taxes includes $30,001, $27,392, and $35,343 in 1999, 1998, and 1997, respectively, from international operations.

LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

                                                    1999              1998
-----------------------------------------------------------------------------

9.375% Senior notes due 2003                      $ 87,775           $ 87,775
Medium-term notes - interest rates
  from 6.52% to 7.16% with a weighted
  average rate of 6.85% - due
  between 2004 and 2011                            160,000            160,000
Bank borrowings                                    165,378            214,625
Capital lease obligations                            3,153              3,839
Other                                               11,403             17,258
                                                   -------            -------
                                                   427,709            483,497
Less current portion                                 4,020              2,611
                                                   -------            -------
                                                  $423,689           $480,886
                                                   =======            =======

Annual maturities of long-term debt for the next five years are: 2000--$4,020; 2001--$2,480; 2002--$1,973; 2003--$255,403; and 2004--$21,239.

The company has a revolving credit agreement that provides for borrowings up to $200 million through January 2003 with interest rates determined at the time of the borrowing based on a choice of formulas specified in the agreement. There were no borrowings under this agreement at December 31, 1999 or 1998.

Bank borrowings include committed and uncommitted borrowings. At December 31, 1999, the company had $69,600 of borrowings from uncommitted bank lines and $23,754 from committed bank lines at interest rates ranging from 3.20% to 9.00% and a weighted average interest rate of 5.73%. During 1998, the company entered into a five-year, 5.1% fixed rate borrowing for 90,000 DM ($46,301 as of December 31, 1999) and in 1999, a three-month, 4.48% rate borrowing of 50,000 DM ($25,723 as of December 31, 1999). It is the company's policy to classify these bank borrowings as long-term debt since the company has the ability, under the revolving credit agreement, and the intent to maintain these obligations longer than one year.

Other debt at December 31, 1999 and 1998, consists primarily of mortgages, industrial revenue bonds and notes. These obligations mature in various installments through 2007 and are at interest rates ranging from 3.46% to 11.75%.

The company had $4,011 and $3,391 of outstanding notes payable to banks at December 31, 1999 and 1998, at weighted average interest rates of 6.34% and 8.99%, respectively.

The company's long-term debt agreements contain certain restrictions and conditions among which are limitations on cash dividends and other payments. Under the most restrictive of these agreements, approximately

$253,588 of retained earnings was free of such limitations at December 31, 1999.

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

Proforma                              1999         1998         1997
-------------------------------------------------------------------------
Net income                             $33,366      $26,499      $62,392
Basic earnings per share                   .74          .59         1.38
Diluted earnings per share                 .74          .59         1.35


The imputed fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.
                                     1999         1998          1997
--------------------------------------------------------------------------
Dividend yield                          4.71%        3.20%          2.00%
Expected price volatility              47.00%       27.00%         25.00%
Risk free interest rate                 6.20%        4.75%          5.75%
Expected option life                  8 years      8 years        8 years

The following table summarizes the changes in the outstanding options for the three years ended December 31:

                                              1999                            1998                          1997
                                  --------------------------      --------------------------    ------------------------
                                                 Weighted                        Weighted                     Weighted
                                                  Average                         Average                      Average
                                   Shares     Exercise Price       Shares     Exercise Price    Shares    Exercise Price
                                   ------     --------------       ------     --------------    ------    --------------

Outstanding at
  beginning of year               3,382,505       $16.26          2,905,524      $16.21         2,951,234      $14.14
Granted                             873,034        11.53            737,760       15.03           470,026       23.92
Exercised                           (73,339)        8.73           (244,409)      11.46          (446,958)      10.31
Canceled or expired                (183,205)       14.76            (16,370)      22.70           (68,778)      18.01
                                  ----------                       --------                      --------
Outstanding at
  end of year                     3,998,995       $15.30          3,382,505      $16.26         2,905,524      $16.21
                                  =========                       =========                     =========

Options exercisable
  at end of year                  2,547,982                       2,298,819                     2,177,233
Weighted-average fair
  value of options
  granted during the year             $4.14                           $3.98                         $7.96


The following table summarizes information about options outstanding at December 31, 1999:

                                            Options Outstanding                                  Options Exercisable
                          ---------------------------------------------------------         -----------------------------
                                             Weighted Average           Weighted                              Weighted
   Range of                 Options              Remaining               Average              Options          Average
Exercise Prices           Outstanding        Contractual Life        Exercise Price         Exercisable    Exercise Price
---------------           -----------        ----------------        --------------         -----------    --------------
$ 9.78 to 12.99            1,314,174             6.8 years               $10.89               490,295        $10.99
 13.00 to 16.99            1,417,110             5.8 years                14.65               970,850         14.39
 17.00 to 26.94            1,267,711             6.6 years                21.01             1,086,837         20.71
                           ---------                                                        ---------
                           3,998,995                                                        2,547,982
                           =========                                                        =========

At December 31, 1999, 128,830 shares were available for future grants.

BUSINESS SEGMENTS
In 1998, the company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which changes the way the company reports information about its operating segments. Segment information for 1997 has been restated to conform with the new presentation.

The company has three reportable segments - rubber processing, plastic processing and distribution. The reportable segments are business units that offer different products and services. Additionally, the manufacturing processes for rubber processing and plastic processing are different. Rubber processing includes the manufacture of custom rubber compounds and additives. Plastic processing includes the production of custom plastic compounds and custom formulated colorants and additives. Distribution includes distribution of engineered plastic shapes and thermoplastic and thermoset resins and Fiberglas(TM) materials. Other operations include the company's Diversified Polymer Products business, its dock operations and management fees. During the third quarter of

1999, the company sold its thermoset resins and glass fiber materials distribution business, and the company's management contract for dock operations expired. In addition, the company has entered into an agreement for the sale of the Diversified Polymer Products business, which the company anticipates will be consummated in the first half of 2000.

The company evaluates performance and allocates resources on operating income before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Net sales, which are attributed to countries based on the location of the business unit recognizing the sale, and long-lived assets by geographic area are as follows:

                                                       1999                  1998                1997
---------------------------------------------------------------------------------------------------------

Net sales
   United States                                    $1,728,720             $1,775,373          $1,722,373
   Europe                                              338,965                291,007             251,720
   Asia/Pacific                                        160,430                144,011             154,897
   Other                                                76,463                 75,491              71,355
                                                     ---------              ---------           ---------
                                                    $2,304,578             $2,285,882          $2,200,345
                                                     =========              =========           =========



Long-lived assets
   United States                                    $  606,639             $  636,553          $  642,077
   Europe                                              192,493                211,063             102,699
   Asia/Pacific                                         44,186                 45,748              46,858
   Other                                                17,860                  5,077               4,983
                                                     ---------              ---------           ---------
                                                    $  861,178             $  898,441          $  796,617
                                                     =========              =========           =========

M.A. Hanna Company and Consolidated Subsidiaries



                                             Rubber               Plastic                                     Other
                                           Processing           Processing             Distribution        Operations
                                         ----------------     ----------------     ----------------      ----------------
1999
Net sales from external customers               $514,663             $892,460             $883,006              $ 14,449
Intersegment sales                                 4,740               21,639                6,008                     -
Depreciation and amortization                     18,669               36,304                7,422                   711
Operating income                                  45,736               58,179  (1)          25,056  (2)           (8,365) (3)
Assets                                           400,232              663,819              380,610                 6,927
Capital expenditures                              25,575               28,963                4,063                   202


1998
Net sales from external customers               $528,513             $833,091             $910,057              $ 14,221
Intersegment sales                                 2,483               25,032                7,834                     -
Depreciation and amortization                     17,855               33,499                6,586                   785
Operating income                                  47,816 (5)           28,286  (6)          13,457  (7)            1,358
Assets                                           390,197              670,324              372,798                18,678
Capital expenditures                              23,955               35,444                5,573                   699


1997
Net sales from external customers               $448,488             $768,683             $961,222              $ 21,952
Intersegment sales                                 3,347               22,637                7,118                     -
Depreciation and amortization                     13,556               31,175                6,167                   825
Operating income                                  44,381               63,460 (9)           42,767 (10)           10,552 (11)
Assets                                           326,107              616,097              376,681                16,471
Capital expenditures                              11,672               34,283                6,022                   420

                                            Corporate               Total
                                         ----------------     -------------------
1999
Net sales from external customers               $      -              $2,304,578
Intersegment sales                                     -                  32,387
Depreciation and amortization                      1,115                  64,221
Operating income                                 (20,290) (4)            100,316
Assets                                           138,970               1,590,558
Capital expenditures                                 115                  58,918


1998
Net sales from external customers               $      -              $2,285,882
Intersegment sales                                     -                  35,349
Depreciation and amortization                      1,010                  59,735
Operating income                                 (21,974) (8)             68,943
Assets                                           141,900               1,593,897
Capital expenditures                                 753                  66,424


1997
Net sales from external customers               $      -              $2,200,345
Intersegment sales                                     -                  33,102
Depreciation and amortization                        916                  52,639
Operating income                                 (26,980)                134,180
Assets                                           133,649               1,469,005
Capital expenditures                                 207                  52,604


 (1)   Includes $600 reversal of profit improvement plan reserve
 (2)   Includes $11,991 gain from sale of assets
 (3) Includes $10,865 charge for pending sale of assets and $1,219 reversal of reserve for dock operation
 (4)   Includes $1,241 gain from sale of asset
 (5)   Includes $4,251 of charges from the profit improvement plan
 (6)   Includes $16,372 of charges from the profit improvement plan
 (7)   Includes $5,640 of charges from the profit improvement plan
 (8)   Includes $3,537 of charges from the profit improvement plan
 (9)   Includes $5,140 of restructuring charges
(10)   Includes $1,000 of restructuring charges
(11)   Includes $6,340 gain from the sale of assets

PENSION AND OTHER POSTRETIREMENT BENEFITS
The company has noncontributory defined benefit plans covering certain associates which comply with federal funding requirements. Benefits for these plans are based primarily on years of service and qualifying compensation during the final years of employment. Plan assets include marketable equity securities (including stock of the company), money market funds and fixed income securities.

The company also sponsors defined contribution plans for certain of its associates, which provide for company contributions of a specified percentage of each associate's compensation.

A summary of the components of net periodic pension cost for the defined benefit plans and the total contributions charged to expense for the defined contribution plans follows:

                                      1999              1998             1997
------------------------------------------------------------------------------

Defined benefit plans
  Service cost                      $    79           $  480            $  411
  Interest cost on projected
    benefit obligation                5,794            5,477             5,979
  Return on plan assets              (8,687)          (7,760)           (8,941)
  Net amortization and deferral        (115)             (58)            2,673
                                     ------           ------            ------
  Net pension cost                   (2,929)          (1,861)              122
Defined contribution plans            7,524            6,822             5,464
                                     ------           ------            ------
                                    $ 4,595           $4,961            $5,586
                                     ======           ======            ======

The following table sets forth the funded status of the company's defined benefit plans:

                                                1999         1998
-------------------------------------------------------------------

Change in projected benefit obligation
  Benefit obligation at beginning of year    $  82,236    $  81,009
  Service and interest cost                      5,872        5,957
  Plan amendments                                 --         (1,178)
  Actuarial losses                               1,363        3,430
  Benefits paid                                 (7,424)      (6,982)
                                             ---------    ---------
  Benefit obligation at year end                82,047       82,236
Change in plan assets
  Fair value of plan
    assets at beginning of year                105,987      100,711
  Actual return on plan assets                  11,459       11,774
  Employer contributions                             3          484
  Benefits paid                                 (7,424)      (6,982)
                                             ---------    ---------
  Fair value of plan assets at end of year     110,025      105,987
                                             ---------    ---------

  Funded status                                 27,978       23,751
  Unrecognized actuarial gains                 (10,582)      (9,257)
  Unrecognized net transition obligation           174          159
                                             ---------    ---------
  Net amount recognized                      $  17,570    $  14,653
                                             =========    =========



The projected benefit obligation was determined using an assumed discount rate of 7.50% and 6.75% in 1999 and 1998, respectively, an assumed long-term rate of increase in compensation of 4.5% and 5.0% in 1999 and 1998, respectively, and an assumed long-term rate of return on plan assets of 8.5% for both years.

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

In addition to providing pension benefits, the company currently provides certain contributory and noncontributory health care and life insurance benefits for certain retired associates. Certain associates of the company may become eligible for these postretirement benefits if they reach retirement age while working for the company.

The status of the company's plans, which are unfunded, at December 31, 1999 and 1998, is as follows:

                                                       1999              1998
------------------------------------------------------------------------------

Change in benefit obligation
  Benefit obligation at the beginning of the year    $70,294           $65,773
  Service and interest cost                            4,915             5,605
  Benefits paid                                       (5,097)           (4,233)
  Actuarial (gain) loss                              (12,526)            3,149
                                                     -------           -------
  Benefit obligation at the end of the year          $57,586           $70,294
                                                     =======           =======


Funded status
  Unfunded obligation                                $57,586           $70,294
  Unrecognized actuarial gain                         26,164            14,447
                                                     -------           -------
  Accrued liability recognized at year end           $83,750           $84,741
                                                     =======           =======



Net periodic postretirement benefit cost includes the following components:

                                                 1999            1998           1997
------------------------------------------------------------------------------------

Service cost                                    $  930           $  972       $  834
Interest cost                                    3,986            4,633        4,807
Amortization of unrecognized actuarial gain       (809)          (1,081)        (781)
                                                ------           ------       ------
Net periodic postretirement benefit cost        $4,107           $4,524       $4,860
                                                ======           ======       ======


The weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.5% at December 31, 1999 and 1998, respectively, and decreasing gradually to 5.25% in 2005 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rates would have the following effects:

                                         One percentage point       One percentage point
                                         increase                   decrease
---------------------------------------- ----------------------------------------------------
Change in service and interest
  cost components of annual expense                       $716                       $(599)

Change in postretirement
  benefit obligation                                    $6,409                     $(5,625)

A discount rate of 7.50% and 6.75% in 1999 and 1998, respectively, was used in determining the accumulated benefit obligation.

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

The table below summarizes by currency the contractual amounts of the company's foreign exchange contracts at December 31, 1999. Foreign currency amounts are translated at exchange rates as of December 31, 1999. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

                                         Buy                  Sell
                                         ---                  ----
    Currency
      U.S. dollar                       $81,173               $42,111
      Euro                               39,277                88,501
      British pound sterling              7,834                 8,532
      Canadian dollar                     4,204                     -
      Australian dollar                      20                 2,508
      Other                               6,064                   704


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

FOREIGN EXCHANGE CONTRACTS: The fair value of short-term foreign exchange contracts is based on exchange rates at December 31, 1999. The fair value of long-term foreign exchange contracts is based on quoted market prices for contracts with similar maturities.

The carrying amounts and fair values of the company's financial instruments at December 31, 1999 and 1998, are as follows:

                                        1999                         1998
---------------------------------------------------------------------------------------
                                Carrying        Fair          Carrying        Fair
                                 Amount         Value          Amount         Value
                                 ------         -----          ------         -----

Cash and cash equivalents       $ 40,937       $ 40,937        $32,322        $32,322
Notes payable to banks             4,011          4,011          3,391          3,391
Long-term debt
  9.375% Senior notes             87,775         92,620         87,775         99,291
  Medium-term notes              160,000        149,032        160,000        163,637
  Bank borrowings                165,378        165,378        214,625        214,625
  Other                           14,556         14,556         21,097         21,097
Foreign exchange contracts           784            784            166            166

LEASE COMMITMENTS
The company leases certain manufacturing facilities, warehouses, transportation equipment and data processing and office equipment under capital and operating leases. Rent expense for operating leases was $21,889, $21,530 and $21,009 for the years ending December 31, 1999, 1998 and 1997, respectively. Certain of the company's leases have options to renew, and there are no significant contingent rentals.

At December 31, 1999, future minimum lease commitments for non-cancelable leases are as follows:

                                              Operating           Capital
                                                Leases             Leases
--------------------------------------------------------------------------
2000                                           $ 14,969          $ 1,167
2001                                             11,931              807
2002                                              9,826              698
2003                                              6,508              996
2004                                              5,451                6
Thereafter                                       10,838                -
                                               --------          -------
Total                                          $ 59,523            3,674
                                               ========
Less: Interest                                                       521
                                                                 -------
Present value of minimum lease payments                          $ 3,153
                                                                 =======

CONTINGENCIES
Claims have been made against subsidiaries of the company for the costs of environmental remediation measures taken or to be taken in connection with operations that have been sold or closed. These include the clean-up of Superfund sites and participation with other companies in the clean-up of hazardous waste disposal sites, several of which have been designated as Superfund sites. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. In management's opinion, the aforementioned claims will be resolved without material adverse effect on the consolidated financial position, results of operations or cash flows of the company.

LITIGATION
The company is engaged in legal proceedings arising in the ordinary course of business. The company believes that the ultimate outcome of these proceedings will not have material adverse impact on the company's consolidated financial position, results of operations or cash flows.

OTHER - NET

Other - net includes the following:

                                         1999             1998           1997
------------------------------------------------------------------------------

Interest and dividends                 $   (755)     $  (1,010)        $  (589)
Gain on sale of assets                  (13,232)        (1,009)         (6,340)
Provision for loss on sale of assets     10,865              -               -
Expenses of closed facilities               816          1,291           3,166
Profit improvement plan charges               -         23,800           6,140
Foreign exchange gain                    (2,689)        (3,249)         (2,800)
Minority interest                         5,245          4,706               -
Other                                    (2,628)        (2,368)         (1,246)
                                        -------         ------          ------
                                       $ (2,378)       $22,161         $(1,669)
                                        =======         ======          ======

DETAIL OF CURRENT AND OTHER LIABILITIES
Trade payables and accrued expenses and other liabilities at December 31 are principally comprised of the following items:

                                                       1999             1998
--------------------------------------------------------------------------------

Trade payables and accrued expenses
    Trade payables                                   $255,130          $222,993
    Salaries and wages                                 12,182            10,732
    Associate benefits                                 50,009            39,657
    Restructuring and acquisition costs                10,262            18,350
    Other post-retirement benefits                      4,854             4,912
Other liabilities
    Plant closedown costs                               8,065             8,718
    Environmental costs                                13,218            13,687
    Associate benefits                                 26,447            31,924
    Other post-retirement benefits                     78,896            79,829
    Minority interest                                  36,837            33,091


Associate benefit accruals include employee health, life and disability insurance, profit sharing and incentive compensation, pension expense, workers' compensation costs and vacation pay.


SUPPLEMENTAL CASH FLOW DATA

The following is a summary of non-cash investing and financing activities.



                                  1999              1998             1997
----------------------------------------------------------------------------

Acquisition of businesses
    Assets acquired              $ 18,310         $129,674          $103,369
    Liabilities assumed             6,615           52,096             6,520
                                 --------         --------          --------
    Cash paid                      11,695           77,578            96,849
    Less cash acquired                  -            1,533               337
                                 --------         --------          --------
                                 $ 11,695         $ 76,045          $ 96,512
                                 ========         ========          ========

Debt of companies acquired              $  2,537       $ 27,338               -

Payment of incentive compensation
  awards with treasury and AOT stock    $    157       $  1,042        $  3,293

Payment of stock options exercised
  with shares of common stock           $    656       $  1,396        $  3,069

Release of common stock held by
  Associates Ownership Trust            $  6,633       $  5,033        $  8,134

Transfer of common stock released
  from Associates Ownership Trust
    to treasury stock                   $ (9,654)      $ (4,797)       $ (6,166)

Quarterly Financial and Stock Price Data
M.A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data

Summarized unaudited quarterly financial and stock price data for 1999 and 1998 are as follows:

                                                              First            Second             Third            Fourth
                                                             Quarter           Quarter           Quarter          Quarter
------------------------------------------------------------------------------------------------------------------------------

1999
    Net sales                                                   $580,559          $594,263          $564,415         $565,342
    Gross margin                                                 105,081           107,276           102,824          103,390
    Net income                                                     7,741            10,386            16,293            1,005
    Net income per common share (diluted)                           0.17              0.23              0.36             0.02
    Price range
          High                                                     13.13             17.31             16.81            11.75
          Low                                                      10.31             12.38             10.50             9.13
    Cash dividends paid                                            .1200             .1200             .1200            .1250




1998
    Net sales                                                   $591,501          $595,613          $564,539         $534,229
    Gross margin                                                 114,229           109,573            92,861           85,875
    Income before cumulative effect of a
        change in accounting principle                            15,407            12,969              (145)           2,111
    Cumulative effect of a change in
        accounting principle                                      (2,059)                -                 -                -
                                                         ----------------  ----------------  ----------------  ---------------
     Net income                                                   13,348            12,969              (145)           2,111

    Net income per common share (diluted)
    Income before cumulative effect of
        a change in accounting principle                            0.34              0.29                 -             0.05
    Cumulative effect of a change in
        accounting principle                                       (0.05)                -                 -                -
                                                         ----------------  ----------------  ----------------  ---------------
     Net Income                                                     0.29              0.29                 -             0.05

    Price range
          High                                                     25.56             24.69             18.25            15.94
          Low                                                      19.75             17.88              9.75            10.56
    Cash dividends paid                                            .1125             .1125             .1125            .1200


Income per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year income per share amount.

SELECTED FINANCIAL DATA
M. A. Hanna Company and Consolidated Subsidiaries
Dollars in thousands except per share data


                                                            1999            1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                              $  2,304,578    $  2,285,882    $  2,200,345    $  2,066,248    $  1,901,954
Cost of goods sold                                        1,886,007       1,883,344       1,781,736       1,685,167       1,552,643
Selling, general and administrative                         305,374         295,267         271,894         243,505         218,823
Amortization of intangibles                                  15,259          16,167          14,204          14,313          13,969
Interest on debt                                             31,730          33,915          23,751          20,033          26,278
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles               68,586          35,028         110,429         102,891          98,821
Income taxes                                                 33,161           4,686          45,828          43,729          42,119
                                                       ------------    ------------    ------------    ------------    ------------
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                      35,425          30,342          64,601          59,162          56,702
Net income                                                   35,425          28,283          64,601          53,810         102,039
Per share of common stock (basic)
    Income(loss) from continuing operations                     .79             .68            1.43            1.29            1.22
    Net income                                                  .79             .64            1.43            1.18            2.19
    Dividends paid                                              .49             .46             .43             .40             .37
Cash dividends paid on
    Common stock                                             21,564          20,370          19,176          18,291          16,962
    Preferred stock                                            --              --              --              --              --


BALANCE SHEET
Current assets                                         $    697,518    $    654,448    $    642,919    $    533,539    $    574,612
Current liabilities                                         412,324         364,083         398,993         351,939         335,251
                                                       ------------    ------------    ------------    ------------    ------------

Working capital                                             285,194         290,365         243,926         181,600         239,361
Property, plant and equipment - net                         333,908         339,587         288,313         254,407         227,021
Other assets                                                559,132         599,862         537,773         462,833         429,963
Net long-term assets of discontinued operations                --              --              --              --              --
Other liabilities                                          (205,031)       (210,476)       (205,480)       (182,852)       (179,580)
Long-term debt                                             (423,689)       (480,886)       (325,227)       (207,705)       (231,987)
                                                       ------------    ------------    ------------    ------------    ------------

Total stockholders' equity                             $    549,514    $    538,452    $    539,305    $    508,283    $    484,778
Shares of common stock outstanding                       48,951,885      49,619,831      50,476,968      50,989,815      51,964,377
Average diluted shares outstanding                       44,718,869      45,036,676      46,271,857      46,823,501      47,412,297
Book value per share of common stock                   $      11.23    $      10.85    $      10.68    $       9.97    $       9.33

                                                            1994            1993            1992            1991            1990
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                              $  1,719,356    $  1,412,071    $  1,188,541    $  1,006,638    $    960,228
Cost of goods sold                                        1,393,036       1,146,191         961,925         797,892         749,071
Selling, general and administrative                         213,318         179,228         152,366         147,998         137,674
Amortization of intangibles                                  12,458          12,006          11,069          10,146           9,704
Interest on debt                                             28,549          32,258          32,509          23,221          18,301
Income(loss) from continuing operations before
    income taxes, extraordinary charge and cumulative
    effect of changes in accounting principles               66,222          37,654          27,005         (16,195)         44,023
Income taxes                                                 29,218          16,357           8,819           8,225          12,830
                                                       ------------    ------------    ------------    ------------    ------------
Income(loss) from continuing operations before
    extraordinary charge and cumulative effect
    of changes in accounting principles                      37,004          21,297          18,186         (24,420)         31,193
Net income                                                   43,294           2,018          19,025           1,875          55,871
Per share of common stock (basic)
    Income(loss) from continuing operations                     .80             .46             .42            (.48)            .50
    Net income                                                  .93             .05             .44             .01             .90
    Dividends paid                                              .34             .32             .29             .28             .25
Cash dividends paid on
    Common stock                                             15,688          14,003          12,630          15,267          15,175
    Preferred stock                                            --              --                 -           1,031               -


BALANCE SHEET
Current assets                                         $    565,615    $    405,782    $    416,739    $    275,060    $    276,711
Current liabilities                                         337,491         259,680         229,327         195,610         181,471
                                                       ------------    ------------    ------------    ------------    ------------

Working capital                                             228,124         146,102         187,412          79,450          95,240
Property, plant and equipment - net                         204,135         184,296         195,117         184,877         183,536
Other assets                                                445,410         438,628         440,873         443,702         458,394
Net long-term assets of discontinued operations                --            94,904          99,836         121,374         129,869
Other liabilities                                          (173,888)       (176,422)       (174,558)       (118,082)       (161,674)
Long-term debt                                             (288,869)       (322,052)       (350,737)       (330,863)       (137,691)
                                                       ------------    ------------    ------------    ------------    ------------

Total stockholders' equity                             $    414,912    $    365,456    $    397,943    $    380,458    $    567,674
Shares of common stock outstanding                       53,541,141      53,417,283      52,650,162      51,367,613      59,906,358
Average diluted shares outstanding                       47,203,412      46,283,262      44,332,720      54,472,086      63,136,015
Book value per share of common stock                   $       7.75    $       6.84    $       7.56    $       7.41    $       9.47

SHAREHOLDER INFORMATION
M.A. Hanna Company common stock is listed on the New York and Chicago stock exchanges under the symbol MAH. At December 31, 1999, the number of shareholders of record of the Company's common stock was 4,452.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
M.A. Hanna Company and Consolidated Subsidiaries

RESULTS OF OPERATIONS
The company made progress on several strategic and operational objectives during 1999. The rubber processing businesses completed the construction of two new facilities--a rubber colorant and additives plant in Ohio and a rubber compounding facility in Mexico and the expansion of a plant in Germany. The rubber processing business also made progress on supply chain and lean manufacturing initiatives and has started to see the benefits from those initiatives.

The plastic processing businesses also made progress on strategic and operational objectives. The European and Asian businesses gained momentum due to improving economics in the respective regions. Operating results were also positively impacted by the actions associated with the profit improvement plan instituted in the third quarter of 1998. Work continues on the expansion of a plastic additives and compounding plant in Texas. Late in the year, the company acquired a majority interest in Star Color, a producer of color and additives for plastics, located in Thailand, which expands the geographic reach of the company.

Progress was also made in the distribution businesses. Resin distribution generated higher volumes resulting from an increase in its sales force and a focus on its core thermoplastic resin business. The company divested its regional thermoset resin distribution business in the third quarter; this business was a regional business and was not strategically aligned with the thermoplastic focus of the resin business. The domestic shapes distribution business continues a slow recovery as it works to win back customers lost due to customer service issues resulting from the implementation of a new distribution and customer service system along with the installation of a new information system.

The company also entered into an agreement to divest its molded sponge business. The sale of this business, which is not strategic to the company, is expected to close in the first half of 2000.

The company strengthened and realigned its management team in 1999. In addition to appointing a new chief executive officer, the management team includes new leaders in procurement and supply, corporate development and strategy, domestic plastic operations, market and customer focused business teams and manufacturing.

1999 COMPARED WITH 1998

Rubber processing revenues decreased 2.6% from 1998 levels, falling to $514.7 million. While volume was higher, lower pricing and a stronger U.S. dollar caused revenues to decline. Revenues from plastic processing increased from $833.1 million in 1998 to $892.5 million in 1999 driven by acquisitions in 1998 and higher volume, partially offset by lower pricing and the impact of foreign exchange. Distribution revenues were $883.0 million in 1999 compared with $910.1 million in 1998, a decrease of 3.0%. The decline in revenue is due to lower volume in shapes distribution, lower pricing and the divestiture of the company's thermoset resin distribution business, partially offset higher volume from the company's thermoplastic resin distribution business. Revenues from other operations were flat with 1998 levels.

Gross margins were 18.2% in 1999 compared with 17.6% in 1998. Gross margins in the rubber processing business declined on a year over year basis due to a shift in price and mix, plant start up costs in Mexico,

Germany and the United States and additional expenses associated with lean manufacturing and supply chain initiatives. Margins in the plastic processing businesses improved in 1999 compared with 1998 levels due to benefits achieved from the company's profit improvement pla[An initiated in the third quarter of 1998. Distribution margins were up slightly on a year over year basis. A reduction in LIFO reserves in 1999 also improved overall gross margins in 1999 by .2 percentage points.

Selling, general and administrative expenses increased from $295.3 million in 1998 to $305.4 million in 1999. The increase in cost is attributable to expenses associated with acquisitions in 1998, selling and technical investments in the company's European plastics compounding business and costs associated with the hiring of a new chief executive officer. As a percentage of sales, selling, general and administrative expenses were 13.3% in 1999 and 12.9% in 1998.

Interest on debt decreased from $33.9 million in 1998 to $31.7 million in 1999. The decrease in interest expense is driven by improved operating cash flow, lower capital and acquisition related expenditures and proceeds from the sale of assets which were utilized to reduce debt.

Other-net in 1999 includes the gain from the sale of the company's thermoset resin distribution business of $12.0 million and a provision for a loss on the pending sale of the company's molded sponge business of $10.9 million. Other-net in 1998 includes a $23.8 million provision related to the profit improvement plan initiated in the third quarter of 1998.

The company's effective tax rate in 1999 was 48.3% compared with 13.4% in 1998. Included in tax expense in 1998 is a one-time benefit of $9.5 million related to a settlement of previously filed tax returns. Without the one-time benefit, the effective tax rate in 1998 would have been 40.5%. The effective tax rate for 1999, excluding 6.5 percentage points related to the write off of goodwill pertaining to the thermoset resin distribution and molded sponge businesses and the incremental tax cost of 1.3 percentage points associated with the remittance of foreign dividends, would have been 40.5%.

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

Other-net in 1998 includes a $23.8 million provision related to the profit improvement plan announced during 1998. The provision included costs for asset write downs, plant closings and severance. Other-net in 1997 included gains of $6.3 million from the sale of the company's remaining interest in the Iron Ore Company of Canada sales agency and its interest in Hollinger Hanna. Additionally, in 1997 the company recorded a $5.1 million charge related to plastic processing businesses for plant closings, facilities rationalization and start-up costs for a new plant and a $1.0 million charge for the reengineering of its resin distribution business.

The company's effective tax rate in 1998 was 13.4% compared with 41.5% in 1997. Included in tax expense in 1998 is a one-time benefit of $9.5 million as a result of a settlement of previously filed tax returns. Without the one time benefit, the effective tax rate for 1998 would have been 40.5%.

LIQUIDITY AND SOURCES OF CAPITAL

Cash flows from operating activities provided $106.8 million in 1999. Working capital provided $5.4 million, reflecting an improvement in both days sales outstanding and days supply in trade payables. Inventory turns were essentially flat with prior year performance. Payments related to restructuring activities used $9.0 million in cash in 1999. Investing activities used $34.4 million in cash in 1999 and included $58.9 million for capital expenditures and $11.7 million for acquisitions, partially offset with $30.3 million in proceeds from asset sales. Capital spending in 2000 is expected to approximate 1999 spending levels. Financing activities in 1999 used $63.5 million in cash and included $21.6 million for the payment of dividends and $43.1 million in net reduction of debt.

The company has a revolving credit facility, which provides for borrowings up to $200 million and expires in 2003. The agreement provides for interest rates to be determined at the time of borrowing based on a choice of formulas specified in the agreement.

The current ratio was 1.7:1 at December 31, 1999 compared with 1.8:1 on December 31, 1998. Long-term debt to total capital was 43.5% and 47.2% on December 31, 1999 and 1998, respectively.

MARKET RISK

The company is exposed to foreign currency exchange risk in the ordinary course of business. Management has reviewed the company's exposure to this risk and has concluded that the company's exposure in this area is not material to fair values, cash flows or earnings.

The company is exposed to foreign currency exchange risks in the ordinary course of its business operations due to the fact that the company's products are provided in numerous countries around the world and collection of revenues and payment of certain expenses may give rise to currency exposure. The company also enters into intercompany lending transactions and foreign exchange contracts related to this foreign currency exposure.

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

YEAR 2000 ISSUE UPDATE

The company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000.

Based on operations since January 1, 2000, the company does not expect any significant impact to its ongoing business as a result of the "Year 2000 issue". However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with billing, payroll, or financial closings at month, quarterly, or year end. The company believes that any such problems are likely to be minor and correctable. In addition, the company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers and suppliers.


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Any forward-looking statements included in this annual report are based on current expectations. Any statements in this report that are not historical in nature are forward-looking statements. Actual results may differ materially depending on business conditions and growth in the plastics and rubber industries, general economy, foreign political and economic developments, availability and pricing of supplies and raw materials, changes in product mix, shifts in market demand, the success of the company's lean manufacturing and supply chain initiatives, continuing improvement in the domestic plastic shapes distribution business and changes in prevailing interest rates.

On behalf of M.A. Hanna management,
/s/ M. S. Duffey
Michael S. Duffey
Senior Vice President, Finance and Administration

REPORT OF INDEPENDENT ACCOUNTANTS
M.A. Hanna Company and Consolidated Subsidiaries

To the Board of Directors and Stockholders of M.A. Hanna Company
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of M.A. Hanna Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the notes to the consolidated financial statements, the Company changed its methods of accounting for start-up costs and certain of its inventories in 1998.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
January 28, 2000